PROSPECTUS SUPPLEMENT NO. 3                    FILED PURSUANT TO RULE 424(b)(3)
(TO PROSPECTUS DATED JUNE 8, 2006)             REGISTRATION NO. 333-134254

                               7,005,222 SHARES

                            ZOLTEK COMPANIES, INC.

                                 [ZOLTEK LOGO]

                                 COMMON STOCK

         This prospectus supplement supplements the original prospectus dated June 8, 2006, Prospectus Supplement No. 1, dated August 16, 2006, and Prospectus Supplement No. 2, dated November 3, 2006 (collectively, the "Prospectus"), relating to the offer and sale by certain selling shareholders of up to 4,799,898 shares of our common stock which may be issued upon conversion of our senior secured convertible notes, issued in October 2004, February 2005, September 2005, February 2006 and May 2006, up to 2,013,161 shares of our common stock which may be issued upon the exercise of warrants issued in connection with our issuance of the senior convertible notes, and previous private placements of convertible securities completed in February 2003, January 2004 and March 2004, and up to 192,163 shares of our common stock held by the selling shareholders. The selling shareholders may sell the shares from time to time. The shares are registered to permit the selling shareholders to sell the shares which they may receive from the conversion of the senior convertible notes and exercise of the warrants from time to time in the public market. We will not receive any of the proceeds from the sale of shares of common stock by the selling shareholders, but will bear the costs relating to the registration of the shares. To the extent all of the outstanding warrants currently held by the selling shareholders included in this prospectus are exercised at their current exercise prices, we would receive approximately $32,764,259 in cash proceeds (unless those warrants are exercised on a cashless basis in accordance with their terms) upon exercise, which would be used for general working capital purposes and for capital expenditures. The exercise prices of all of these outstanding warrants range from $.01 to $28.06.

         This prospectus supplement includes:

         o Our Annual Report on Form 10-K for our fiscal year ended September 30, 2006, which was filed with the Securities and Exchange Commission on December 27, 2006; and

         o Our Current Report on Form 8-K which was filed with the Securities and Exchange Commission on December 28, 2006.

         The information contained in the reports included in this prospectus supplement is dated as of the respective period of such reports. This prospectus supplement should be read in conjunction with the original prospectus dated June 8, 2006, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the original prospectus except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the original prospectus, including any supplements or amendments thereto.

         If the information in this Prospectus Supplement is inconsistent with the information contained in the Prospectus or in the proxy statements or other documents previously filed with the Securities and Exchange Commission (collectively, the "SEC Reports") incorporated by reference in the Prospectus or delivered in connection therewith, the Prospectus and/or any SEC Report, as applicable, shall be deemed superseded by this Prospectus Supplement.

         This Prospectus Supplement should be read in conjunction with, and may not be delivered or utilized without, the Prospectus.

         The selling shareholders may sell the shares covered by this prospectus from time to time through various means (e.g., in ordinary brokerage transactions, directly to market makers of our shares, in negotiated transactions or otherwise, at prevailing market prices) and may engage brokers or dealers to sell the shares. The selling shareholders and any underwriters, agents, brokers or dealers through or to whom these shares of common stock may be sold may be deemed "underwriters" of the shares within the meaning of the Securities Act of 1933, as amended, in which event all brokerage commissions or discounts and other compensation received by such brokers or dealers may be deemed to be "underwriting compensation." If required, the selling shareholders will disclose the names of any underwriter(s), applicable commissions or discounts, and any other required information with respect to any particular sales in an accompanying prospectus supplement.

         We will pay the expenses related to the registration of the shares covered by this prospectus. The selling shareholders will pay commissions and selling expenses, if any, incurred by them.

         Our shares of common stock are listed for trading on the Nasdaq National Market under the symbol "ZOLT." On December 28, 2006, the last reported sale price of our common stock on the Nasdaq National Market was $18.84 per share.

         INVESTING IN THE COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 4 OF THE PROSPECTUS DATED JUNE 8, 2006.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

          The date of this Prospectus Supplement is December 29, 2006

                                       2

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

                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 10-K

                Annual Report Pursuant to Section 13 or 15(d)
                   of the Securities Exchange Act of 1934

For the fiscal year ended September 30, 2006     Commission File Number 0-20600

                           ZOLTEK COMPANIES, INC.
           (Exact name of registrant as specified in its charter)

                Missouri                                43-1311101
     (State or other jurisdiction of       (I.R.S. Employer Identification No.)
     incorporation or organization)

 3101 McKelvey Road, St. Louis, Missouri                   63044
(Address of principal executive offices)                (Zip Code)

Registrant's telephone number, including area code: (314) 291-5110 Securities registered pursuant to Section 12(b) of the Act: None
Securities registered pursuant to Section 12(g) of the Act:  Common Stock, par value $.01
                                                             (Title of class)

         Indicate by check mark if the registrant is a well-known seasoned
issuer, as defined in Rule 405 of the Securities Act. Yes   .  No X .
                                                         ---     ---

         Indicate by check mark if the registrant is not required to file
reports pursuant to Section 13 or Section 15(d) of the Act. Yes   .  No X .
                                                               ---     ---

         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has
been subject to such filing requirements for the past 90 days. Yes X . No   .
                                                                  ---    ---

         Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ X ].


         Indicate by check mark whether the registrant is a shell company
(as defined in Rule 12b-2 of the Exchange Act). Yes   .  No X .
                                                   ---     ---
                                      1

         Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (check one):
Large Accelerated Filer    Accelerated Filer X    Non-Accelerated Filer   .
                       ---                  ---                        ---

         State the aggregate market value of the voting stock held by non-affiliates of the registrant as of March 31, 2006: approximately $367,500,000.

         Indicate the number of shares outstanding of each of the registrant's classes of common stock as of December 27, 2006: 26,970,642 shares of Common Stock, par value $.01 per share.

                     DOCUMENTS INCORPORATED BY REFERENCE

         The following document is incorporated by reference into the indicated Part of this Report:

           Document                               Part of Form 10-K
           --------                               -----------------
Proxy Statement for the 2007
  Annual Meeting of Shareholders                         III

                             ZOLTEK CORPORATION
                                    INDEX


                                   PART I.

Item 1.    Business
Item 1A.   Risk Factors
Item 1B.   Unresolved Staff Comments
Item 2.    Properties
Item 3.    Legal Proceedings
Item 4.    Submission of Matters to a Vote of Security Holders

                                   PART II.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities
Item 6.    Selected Financial Data
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Item 7A.   Quantitative and Qualitative Disclosures About Market Risk
Item 8.    Financial Statements and Supplementary Data
Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosures
Item 9A.   Controls and Procedures
Item 9B.   Other Information

                                   PART III.

Item 10.   Directors and Executive Officers of the Registrant
Item 11.   Executive Compensation
Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters
Item 13.   Certain Relationships and Related Transactions
Item 14.   Principal Accountant Fees and Services

                                   PART IV.

Item 15.   Exhibits, Financial Statement Schedules
Signatures
Exhibit Index
-------------------------------------------------------------------------------

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                                   PART I

ITEM 1.  BUSINESS
------   --------

         This Annual Report on Form 10-K for the fiscal year ended September 30, 2006 and the documents incorporated by reference herein contain forward-looking statements, which are inherently subject to risks and uncertainties. See "--Special Note Regarding Forward Looking Statements."

OVERVIEW

         Zoltek Companies, Inc. (the "Company" or "Zoltek") is an applied technology and advanced materials company. The Company's primary focus and mission are to lead the commercialization of carbon fibers as a price-competitive high performance reinforcement for composites used as the primary building material in everyday commercial products. In addition, the Company manufactures and markets an intermediate product, stabilized and oxidized acrylic fiber, which is used in flame and heat resistant applications.

         Zoltek believes that its business strategy has positioned it as the leader in developing commercial markets for carbon fibers and carbon fiber reinforced composites for a diverse range of applications based upon carbon fibers' distinctive combination of physical and chemical properties, principally high-strength, high-stiffness, low-weight and corrosion and fatigue resistance. Zoltek's strategy and business model for commercialization of carbon fibers consist of offering low, but sustainable pricing, achieving low production costs, maintaining rapidly scalable capacity and offering various value-added product and process enhancements. The Company sells its carbon fibers under the PANEX(R) trade name and its oxidized acrylic fiber under the PYRON(R) trade name.

         During 2006, the Company completed its transformation from primarily a development business to an operational business and continued its expansion plans that were first announced in fiscal 2005. Also during 2006, the demand for commercial carbon fibers continued to increase significantly and the divergence of the aerospace and commercial markets continued to evolve. The Company believes that this divergence will persist over a long period and validates Zoltek's commercialization strategy. The Company has received significant supply contracts and orders from customers to utilize its carbon fibers in wind energy and other applications.

         In view of the substantial increases in demand for carbon fibers, supported by several long-term supply relationships, the Company continued to execute the capacity expansion program originally announced in fiscal 2005 in a four-phase plan. The first phase was the re-start of production of the five installed continuous carbonization lines at its Abilene, Texas plant and expansion of precursor production at its Hungarian plant. This phase was completed in fiscal 2005 at a cost of approximately $5.0 million. The second phase was the addition of two continuous carbonization lines in Hungary during the first quarter of 2006 at a cost of approximately $13.0 million, most of which was incurred in fiscal 2005. The third phase added four continuous carbonization lines and expanded precursor production at the Hungarian facility in the fourth quarter of 2006 at a cost of approximately $26.0 million.

         In the fourth phase, the Company added a new building to house eight more carbon fiber lines. The Company plans to add four continuous carbonization lines and two oxidized acrylic fiber lines and expand precursor production at its facility in Hungary to meet the demand for the additional lines during the second and third quarters of fiscal 2007 at a cost of approximately $45.0 million.

         Also subject to obtaining the necessary financing, during the fourth quarter of fiscal 2007 Zoltek plans to add an additional four larger capacity lines with an aggregate rated capacity of five million pounds per year, with the remaining five million pound rated capacity expansion completed by December 31, 2007. In addition to the new carbon fiber lines the Company will need to continue to increase its precursor capacity. The plans are to make a significant increase in the base infrastructure of the precursor plant and add spinning lines incrementally as additional carbon fiber lines are added.

         In November 2006, a judgment was rendered against the Company for approximately $36.0 million. In order to appeal the verdict, the Company will be required to post an appeal bond of approximately $40.0 million or a lesser amount if its post-trial motion to reduce the amount of the judgment is granted. While the Company has secured the funding for the bond, it has used certain funding sources which were expected to be utilized to fund the Company's carbon fiber expansion program. Accordingly, the Company may be required to seek alternative sources of funding for its expansion program and such funding may be at a cost or in an amount that may limit the Company's ability to meet the capacity expansion program described above.

         The $60.0 million convertible debt financing package entered into in September 2005 and amended in May 2006, which has been fully funded, provided a substantial portion of the capital resources for the capacity increase in fiscal 2006 and the planned capacity increase in the first half of fiscal 2007. The Company will seek to raise capital to finance the fiscal 2007 expansion of an additional 10 million pounds of annual production or possibly more capacity if demand continues to grow.

         The Hungarian government has pledged a grant of 2.9 billion HUF (approximately $14.1 million) to Zoltek's Hungarian subsidiary that will partially provide the capital resources for use in modernizing its facility, establishing a research and development center, and supporting buildup of manufacturing capacity of carbon fibers. As of December 27, 2006, the initial request for reimbursement of approximately $4 million was made, but to date no proceeds have been received under this

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

program. The Company will present bank guarantee statements amounting to 120% of the amount of the grant as it will be received, approximately a total of 3.4 billion HUF when the grant is fully funded. To be entitled the full subsidy, during the period between October 2008 and September 2013, the Company must achieve excess export revenues amounting to an average annual sum of HUF 21,698.6 million (approximately $105.5 million), must employ an average annual number of staff of 1,200 employees and must utilize regional suppliers for at least 45% of purchases.

         During 2006, the Company began to capitalize on the increasing demand for carbon fiber with the expansion and activation of new carbon fiber lines at is Hungarian facility and improved efficiency of the Abilene facility. During fiscal 2006, the Company increased sales by 67%. The Company also reported operating loss from continuing operations of $15.7 million for its 2006 fiscal year, which included $22.8 million of litigation charges arising out of a lawsuit that the Company is contesting. This compared to an operating loss of $7.6 million in the 2005 fiscal year.

         Historically, the most significant application for the Company had been for aircraft brakes that incorporate the Company's technical fibers as base materials for the carbon/carbon composite brake systems used in most newly designed aircraft. However, the carbon fiber commercialization strategy is built around carbon fiber reinforcement for composites used in commercial applications. During 2006, the wind energy emerged as the breakthrough application validating the Company's strategy. This application surpassed the aircraft brakes as the Company's leading application. Other applications, such as infrastructure, oil and gas and other commercial composite reinforcement have emerged with far greater near-term potential as demand has outstripped available supply in the market.

         In addition to carbon fibers, the Company believes its intermediate product, stabilized and oxidized acrylic fiber, has a significant market potential in the field of flame and heat resistant applications. These products, sold under the PYRON(R) trade name, represent significant market potential for the Company. The Company believes it is well positioned to supply material to the flame/heat barrier market and that its products offer an excellent cost/performance value to manufacturers as they design new products to comply with voluntary and legislated new open flame fire safety standards.

         The Company is a Missouri corporation founded in 1975. Zoltek entered the carbon fibers business in fiscal 1989 and divested its original industrial equipment business in fiscal 1995. After entering the carbon fibers business, the Company significantly grew the aircraft brake business and developed the commercialization strategy it is now pursuing. In 1992, the Company completed its initial public offering. The Company acquired its Hungarian subsidiary in 1996 to secure access to the technology underlying the production of acrylic "precursor," the principal raw material used in making carbon fibers and oxidized tow. Since that time, the Company has added carbon fiber and technical fiber manufacturing capacity in Hungary and converted all of its legacy textile acrylic production to the manufacture of precursor. During fiscal 2004, the Company undertook a plan to exit the historical textile and other non-core businesses in Hungary.

         During the fourth quarter of fiscal 2004, the Company discontinued nylon fiber operations and its acrylic textile business. During the fourth quarter of fiscal 2005, the Company discontinued the CMC operation. During the fourth quarter of fiscal 2006, the Company formally adopted a plan to sell certain of the assets of its continuously extruded netting division and to discontinue and exit another division that manufactures thermoplastic components. These operations were acquired with the acrylic fiber assets and were never part of the long-term strategy of the Company. The results from operations of these two divisions have been reclassified to discontinued operations.

COMPANY OPERATIONS

         The Company manufactures, markets and develops carbon fibers for various applications. The Company has three carbon fiber and technical fiber manufacturing plants. The plant in Hungary is the Company's major carbon fiber manufacturing facility with eight continuous carbonization lines and produces intermediate oxidized fibers, carbon fiber textile products and acrylic precursor. The Abilene, Texas facility has five installed continuous carbonization lines and auxiliary processing capabilities. Zoltek's St. Charles, Missouri facility is primarily dedicated to production of technical fibers for aircraft brake and other friction applications, but also houses a continuous carbonization line. As each carbon fiber production line has a rated annual production capacity of approximately one million pounds and each technical fiber production line has a rated annual production capacity of approximately two million pounds, however, the operational capacity of these lines is less due to production scheduling and maintenance factors. Management expects that as the Company's production scale increases, operational capacity will trend further toward rated capacity during 2007.

         Acrylic fiber precursor comprises more than 50% of the total cost of producing carbon fibers. During 1999, the Company initiated the conversion of the textile Mavilon (acrylic) production line at its Hungarian facility to the production of precursor. During 2000, the Company began to manufacture demonstration quantities of precursor and currently all of the Company's carbon fibers are produced from this precursor. During 2004 and 2005, the Company converted all of its acrylic fiber capacity to precursor manufacturing and anticipates that this technology will be transferable to other potential suppliers to assure sufficient cost-competitive supply of raw material to support the Company's long-term carbon fiber growth strategy.

         A primary element of Zoltek's strategy is to offer customers value-added processing of the fibers it produces. The Company performs certain downstream processing, such as weaving, needling, blending with other fibers, chopping and milling, and preparation of pre-form, pre-cut stacks of fabric. At its facility in Salt Lake City, the Company also produces resin pre-impregnated carbon fibers (prepregs). In addition, the Company's Salt Lake City-based Entec Composite Machines subsidiary designs and builds composite manufacturing equipment and markets the equipment along with manufacturing technology and materials.

         The Company's longer-term focus is creating integrated solutions for large potential end users by working directly with users in the primary market sectors targeted by the Company. The Company also provides composite design and engineering for development of applications for carbon fiber reinforced composites. The Company reported research and development expenses of $4.9 million, $3.3 million and $3.1 million in fiscal 2006, fiscal 2005 and fiscal 2004, respectively.

         For historical financial information regarding the Company's various business segments, see Note 11 of the accompanying Notes to Consolidated Financial Statements.

CARBON FIBERS INDUSTRY OVERVIEW

         Carbon fiber composite materials are suited for a diverse range of applications based on their distinctive combination of physical and chemical properties. Carbon fibers are used as reinforcements in composite materials that combine reinforcement carbon fibers with resins or other matrix materials to form a substance with high strength, light weight, exceptional stiffness and other exceptional properties not found in either component alone. Carbon fibers most often are manufactured from acrylic fiber precursor, which is desirable due to the linear orientation of its molecular structure and high carbon content (approximately 60%). While most other producers of carbon fibers utilize custom-made acrylic raw material, the Company utilizes less costly textile-type acrylic fiber.

         Until recently, the high cost of carbon fibers precluded all but the most demanding applications, limiting carbon fibers use primarily to the aerospace industry. While the basic technology to manufacture commercial and aerospace carbon fibers is the same and fiber- to-fiber properties are equivalent, demands for specific fabrication methods, level of quality documentation and certification costs make the aerospace fibers significantly more costly to produce than carbon fiber suitable for commercial applications.

         For several years prior to fiscal 2004, as addition of new capacity occasionally outpaced demand from aerospace applications, manufacturers sold excess production at significantly reduced prices into specialty sporting goods and industrial applications. As a result, the distinctive characteristics of carbon fibers and the techniques for fabricating carbon fiber composites became more broadly understood and some new and diverse transitional applications developed. The strength-to-weight ratio, stiffness, rapid damping and fatigue resistance characteristics of carbon fibers have made them a desirable and affordable material for a wide range of products such as blades on windmills, reinforced service umbilical system for sub-sea natural gas production and golf club shafts. Until Zoltek introduced its strategy to commercialize carbon fibers, there was no significant differentiation in sources of supply to the aerospace and commercial markets.

         During 2006, the Airbus A-380 and Boeing 787 airplane entered production phase, utilizing carbon fibers for 50-60% of their structural components, requiring substantial amounts of carbon fibers. The demand for carbon fibers for these two programs has eliminated the excess capacity in aerospace fibers and triggered the divergence of the aerospace and commercial markets for carbon fibers. Zoltek believes this development has validated its commercialization strategy and it is well positioned to capitalize on the changes in market conditions with its ability to add capacity quicker than its competitors with favorable quality and properties of its PANEX(R)-35 fibers compared to other commercial carbon fibers and aerospace fibers, and its established internal source of precursor and low manufacturing costs.

         Extensive commercially viable applications are only possible at carbon fiber prices lower than those historically prevailing for aerospace applications. To support the long-term growth in commercial carbon fiber markets, the Company believes it is most important to maintain attractive and predictable pricing and bring capacity on line fast enough to support application development.

         Commercial applications categories targeted by the Company, due to the favorable weight, strength and stiffness properties of carbon fibers, include wind turbine blades, compressed natural gas (CNG) tanks, civil structures, construction components, automotive body and structural members, mass transit vehicle components, high strength piping, marine uses and alternative energy systems. In all cases carbon fiber reinforced composites are competing with other materials like steel, aluminum and other composite reinforcements.

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

BUSINESS STRATEGY

         Zoltek's business strategy and its relevance to current market conditions can be summarized as follows:

         o Continue Reducing Production Costs -- Zoltek believes its proprietary process and equipment design technology enable it to produce carbon fibers at costs substantially lower than those generally prevailing in the industry and to supply carbon fibers for applications that are not economically viable for higher cost competitors. Zoltek seeks to reduce its total production costs through various means, including enhancement of its acrylic fiber precursor manufacturing capability and upgrades to its carbon fiber production equipment and process designed to achieve increased efficiencies.

         o Sustainable Price Leadership -- Zoltek believes that it is beginning to achieve success in its ultimate objective--selling carbon fibers to high volume users. The Company's pricing strategy is to market carbon fibers for use as a base reinforcement material in composites at sustainable price levels resulting in predictable composite costs per unit of strength or stiffness which compete favorably with alternative base construction materials such as glass fiber composites, steel and aluminum. In the past there have been cycles of carbon fiber shortages accompanied by price increases that stifled the development of new applications. With its targeted cost structure Zoltek believes that it can maintain sustainable but competitive pricing.

                  Although from time to time in the past, certain aerospace producers have sold carbon fibers for commercial applications at prices below their production costs, their current production is now allocated to large aerospace programs and the Company does not expect they will compete in the commercial markets for the foreseeable future.

         o Leverage Capacity Leadership -- The Company believes that its decision to build and maintain significant available capacity has directly resulted in long-term supply arrangements with high volume customers. The Company pursued an aggressive capacity expansion program and believes it currently has the largest rated capacity for commercial carbon fibers production in the world. Zoltek has developed, and is continually seeking to improve, a standardized continuous carbonization line design in order to increase efficiency and shorten lead-time from the decision to add lines to the time when the lines become operational. The ability to increase capacity at a level that matches the growth of the commercial markets is essential to encourage development of large volume applications. The Company believes it is uniquely positioned to expand capacity rapidly to keep pace with commercial market demand.

         o Support New Commercial Market and Applications Development -- To accelerate the commercialization of carbon fibers and carbon fiber composites across a broad range of mass-market applications, the Company has pursued various initiatives, including significant partnerships with potential users of carbon fibers to act as catalysts in the development of new low-cost, high volume products. The Company believes that its supply relationships with customers for wind energy and automotive applications are the direct result of these development efforts.

TARGETED DEVELOPING APPLICATIONS

         After a review of Zoltek's strategy in 2002, the Company decided to concentrate on certain categories that are the primary application categories believed to offer the highest potential for substantial sales over coming years. These application categories are as follows:

         o Wind energy is one of the fastest growing industries globally. The desire by consumers and government support for renewable energy has been growing in the past decade. Of all the current technologies, wind generated electricity is the most competitive and technically viable renewable energy source. The wind turbine's ability to generate electricity is increased by the square of its blade length. With 55-60 meter (approximately 175-200 feet) long blades, a wind turbine can generate 3 MW or higher of electricity at costs competitive with fossil fuels. All the major wind turbine manufacturers have introduced or announced plans to introduce such large turbines. The length of these blades requires the use of carbon fibers. The Company's PANEX(R)-35 fibers have become the standard for this application.

             In fiscal 2004 and 2005, the Company announced long-term supply arrangements with the two largest manufacturers of wind turbines. The Company expects that these supply arrangements will generate over $250 million of sales in the next three fiscal years.

         o Offshore oil and gas development and recovery has become a fertile arena for carbon fiber reinforced composite deployment. The newest and largest fields for future development of gas and oil recovery offshore are found in deeper waters. New technologies are continually required to harvest these new sources of oil and gas. In many

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

             cases, carbon fiber reinforced composites have become the enabling material for such exploration and development efforts.

             One example is the recent development of a carbon fiber reinforced service umbilical system for sub-sea natural gas production by a Norwegian oil and gas company. As sub-sea developments have moved to ever deeper waters, the effect that this harsh environment on the umbilical systems that link the architecture on the seafloor back to the host platform has emerged as a critical issue. Over the years, the water depths and environment surpassed the limits of existing umbilical technology in steel; steel becomes ineffective as a load-carrying element due to its elongation. As a result, this elongation transfers tensile loads into the umbilical conductors.

             The Norwegian customer developed a solution by replacing steel rods with carbon fiber rods, which effectively solves the problem. They, along with five independent operators, aim to develop a multitude of natural gas fields in upwards of 9,000 feet of water all tied back to a central floating production facility moored in a world-record 8,400 feet of water. The carbon fiber umbilical is entirely enabling this project. The Norwegian customer has selected Zoltek's PANEX(R)-35 as the material of choice for the commercial umbilical cords now being deployed in the Gulf Coast of the United States for this project.

             Other applications Zoltek is selling fiber into or working on include carbon fiber buoyancy devices, tethering systems, production riser systems and high temperature piping systems. The amount of development activity around carbon fiber composites at the major oil companies and their suppliers has increased dramatically with the long-term increase in oil prices.

         o The Company believes that use of carbon fibers in automobiles will become the most significant application within 10 years. The performance properties of carbon fiber reinforced composites can reduce the weight of a car by 60% versus steel and 35% versus aluminum. This allows significant improvement in the car's performance and/or fuel consumption. Both are important attributes for the automobile industry. The Company has been working with BMW under an exclusive arrangement to efficiently and reliably produce structural parts for automobiles. The results from this development work have been favorable. Accordingly, the Company believes that the introduction of carbon fibers in series production cars will occur within the next few years. The Company anticipates that significant orders eventually will be forthcoming from BMW.

         o The Company's PYRON(R) products offer one of the best and most economical solutions for flame and heat resistance insulation applications in protective clothing, mattress and furniture applications. The Company is marketing its products in a variety of textile formats in protective clothing applications, from firemen's uniforms to factory protective clothing and auto racing uniforms. These applications continue to grow at a significant rate. Fire barrier in automobiles has been a significant application for some time. New applications for fire barriers are continuing to develop.

SIGNIFICANT CUSTOMERS
---------------------

         In the fiscal years ended September 30, 2006, 2005 and 2004 the Company reported sales of $19.0 million, $9.0 million and $0.4 million, respectively, to a wind turbine manufacturer, which was the only customer that represented greater than 10% of the Company's total consolidated revenues during fiscal 2006.

2007 OUTLOOK

         In addition to the expansion in demand for Zoltek's PANEX(R) carbon fibers, the demand for its intermediate PYRON(R) fibers also has increased significantly. In fiscal 2006, the Company captured additional market share in the aircraft brake business and flame and heat resistant applications have also increased steadily. The Company anticipates that PYRON(R) expansion will generate significant improvement in its financial performance in fiscal 2007.

         Early in fiscal 2007, Zoltek will focus the continued expansion of its carbon fiber lines and enhancement of its current production operations. The Company has taken steps to improve its management and staffing in its Abilene facility and believe that during fiscal 2007 the plant will begin operating at desired production levels. In addition, the Company has been adding and will continue to add new production lines in Hungary during fiscal 2007.

         Accordingly, subject to obtaining the necessary financing for proposed capacity additions, the Company expects that by the end of the second quarter of fiscal 2007, its installed carbon fiber capacity will have a rated capacity of 20 million pounds annually. Additionally, the Company will increase its selling prices for carbon fibers in the fiscal second quarter to levels the Company believes will produce positive financial results and will increase profit margins without inhibiting long-term market growth.

         In November 2006, a judgment was rendered against the Company for approximately $36.0 million. In order to appeal the verdict, the Company will be required to post an appeal bond of approximately $40.0 million or a lesser amount if its post-trial motion to reduce the amount of the judgment is granted. While the Company has secured the funding for the bond, it has used certain funding sources which were expected to be utilized to fund the Company's carbon fiber expansion program. Accordingly, the Company may be required to seek alternative sources of funding for its expansion program and such funding may be at a cost or in an amount that may limit the Company's ability to meet the capacity expansion program described above.

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RECENT DEVELOPMENTS

         Structural Polymer Group Limited (SP Systems) and its subsidiary Structural Polymer Systems, Limited filed an action against Zoltek Corporation in the U. S. District Court for the Eastern District of Missouri, Eastern Division alleging that the Company breached a Supply Agreement relating to Zoltek's carbon fiber product known as Panex 33. The case was tried in November 2006 and on November 29, 2006, the jury in the case rendered verdicts against Zoltek Corporation in the amounts of $21.1 million and $14.9 million, respectively, which verdicts were subsequently entered as judgments against Zoltek Corporation. The Company believes that any damages should be limited to $21.1 million because the verdicts are duplicative. Zoltek Corporation is filing various post-trial motions. If such motions are unsuccessful, Zoltek Corporation intends to file an appeal with the U. S. Court of Appeals for the 8th Circuit seeking reversal or a new trial. Although the litigation process is inherently uncertain, the Company believes it has grounds for the judgment to be substantially reduced or, possibly, overturned entirely. Management, recognizing the judgment that has been rendered against the Company and the uncertainty surrounding the Company's planned appeals process, accrued $21.8 million during the fourth quarter in respect of the potential liability in this matter, which it believes is the best estimate of the liability associated with this obligation. This amount includes $21.1 million related to the aforementioned judgment and approximately $0.7 million related to legal fees. The Company has already incurred legal expenses of approximately $1.0 million. Management believes that the ultimate resolution of this litigation will not have further material adverse effect on the Company's results of operations, financial condition or cash flow, however, if the Company's appeal is unsuccessful, the resulting settlement could materially impact the Company's results of operations, financial condition and cash flows. The Company will be required to post a bond of approximately $40.0 million during the appeals process, or a lesser amount if its post-trial motion to reduce the amount of the judgment is granted. The Company has raised the funding necessary for the bond with a $10.0 million loan collateralized by certain real estate of the Company, a $10.0 million loan from the Company's Chief Executive Officer, the proceeds from the exercise of 827,789 warrants for $11.9 million by existing institutional shareholders and the remainder with the Company's cash on hand.

International

         The Company conducts its carbon fiber products operations primarily in the United States and Europe. The Company sells its carbon fibers globally.

         There are additional risks attendant to the Company's foreign operations, such as currency fluctuations. For additional information regarding the Company's international operations, see Note 11 of the accompanying Notes to Consolidated Financial Statements.

SOURCES OF SUPPLY

         As part of its growth strategy, the Company has developed its own precursor acrylic fibers, which are used as the principal raw material for all of its carbon fibers, with the exception of certain aircraft brake products. The primary source of raw material for the precursor is ACN (acrylonitrile), which is a commodity product with multiple sources.

INTELLECTUAL PROPERTY

         The Company believes that it has developed and utilizes valuable technology and innovations, including various aspects of its manufacturing process, which are trade secrets in which it has a proprietary interest. The Company seeks to protect its proprietary information by, among other things, requiring key employees to execute non-disclosure agreements.

         The Company is plaintiff in a patent infringement lawsuit pending in the United States Court of Federal Claims. The lawsuit, which has been pending since 1996, involves the alleged unauthorized use of the Company's carbon fiber processing technology in the manufacture of extremely stealthy aircraft. The Company cannot predict the timing or the outcome of this litigation or the impact on the Company's financial condition and results of operations.

COMPETITION

         The Company's carbon fibers and technical fibers business segments compete with various other producers of carbon fibers, many of which have substantially greater research and development, marketing, financial and managerial resources than the Company and represent significant competition for the Company.

         The Company believes that no single manufacturer of carbon and fibers products competes across all of its product lines and applications. The Company also believes its business plan distinguishes it from other carbon fiber manufacturers in supporting the long-term growth of the commercial carbon fiber market.

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

         The carbon fibers business segment's direct carbon fiber competitors include SGL Carbon in the United States and Europe, in as much as it uses similar textile-type precursor as the Company. SGL currently is Zoltek's only primary competitor in the oxidized fiber market.

         To varying degrees, depending on market conditions and supply, the Company also competes with aerospace grade carbon fiber producers, such as Hexcel Corporation in the United States and Toray Industries, Inc., Toho Rayon and Mitsubishi Rayon Co., Ltd. in United States and Japan. These carbon fibers producers tend to market higher cost products than the Company's products, with a principal focus on aerospace structural applications. These manufacturers, while unable to sustain low pricing, tend to enter into direct competition with the Company primarily when they engage in significant discounting due to protection of their market share, excess capacity or product surpluses. Management has observed a significant shift in this situation as the aerospace fiber demand has been significantly affected with the introduction of Airbus A-380 and Boeing 787 airplanes.

         The Company believes that the principal areas of competition for its carbon fibers and technical fibers business segment are sustainable price, quality, development of new applications and ability to reliably meet the customer's volume requirements and qualifications for particular programs.

ENVIRONMENTAL

         The Company's operations generate various hazardous wastes, including gaseous, liquid and solid materials. The operations of the Company's carbon fibers and technical fibers business segments in Abilene, Texas, St. Charles, Missouri and Hungary utilize thermal oxidation of various by-product streams designed to comply with applicable laws and regulations. The plants produce air emissions that are regulated and permitted by various environmental authorities. The plants are required to verify by performance tests that certain emission rates are not exceeded. Management believes that the plants are currently operating in compliance with their permits and the conditions set forth therein. The Company does not believe that compliance by its carbon fibers and technical fibers operations with applicable environmental regulations will have a material adverse effect upon the Company's future capital expenditure requirements, results of operations or competitive position. There can be no assurance, however, as to the effect of interpretation of current laws or future changes in federal, state or international environmental laws or regulations on the business segment's results of operations or financial condition.

EMPLOYEES

         As of September 30, 2006, the Company employed approximately 250 persons in its U.S. operations and approximately 775 in its Hungarian operations. The Company's U.S. employees are not represented by any collective bargaining organizations. By law, most employees in Hungary are represented by at least one labor union. At Zoltek Rt. there are two active unions: Union Viscosa and Viscosa 1990 (some Zoltek Rt. employees belong to both unions). The Company believes that relations with both unions are good. Management meets with union representatives on a regular basis. There have not been any problems or major disagreements with either union in the past five years. The Company believes that overall its employee relations are good.

AVAILABLE INFORMATION

         The Company regularly files periodic reports with the Securities and Exchange Commission ("SEC"), including annual reports on Form 10-K and quarterly reports on Form 10-Q, as well as, from time to time, current reports on Form 8-K and amendments to those reports. These filings are available free of charge on the Company's website at www.zoltek.com, as soon as reasonably practicable after their electronic filing with the SEC.

         This Annual Report on Form 10-K for the fiscal year ended September 30, 2006 and the documents incorporated by reference herein contain forward-looking statements, which are inherently subject to risks and uncertainties. See "--Special Note Regarding Forward Looking Statements."

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

         This Form 10-K, the Company's Annual Report to Shareholders and certain information provided periodically in writing and orally by the Company's designated officers and agents contain certain statements which constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. The terms "Zoltek," "Company," "we," "our" and "us" refer to Zoltek Companies, Inc. The words "expect," "believe," "goal," "plan," "intend," "estimate," and similar expressions and variations thereof are intended to specifically identify forward-looking statements. Those statements appear in this Form 10-K, the Annual Report and the documents incorporated herein by reference, particularly "Management's Discussion and Analysis of Financial Condition and Results of Operations," and include statements regarding the intent, belief or current expectations of the Company, its directors and officers with respect to, among other things: (1) the Company's financial prospects; (2) the

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

Company's growth strategy and operating strategy including the focus on facilitating acceleration of the introduction and development of mass market applications for carbon fibers; (3) the Company's current and expected future revenue; and (4) the Company's ability to complete financing arrangements that are adequate to fund current operations and the Company's long-term strategy.

         This Form 10-K also contains forward-looking statements which are based upon the current expectations of the Company. Forward looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors. The factors that might cause such differences include, among others, the Company's ability to:
(1) successfully resolve pending litigation; (2) continue to improve efficiency of its formerly idle manufacturing facilities on a timely and cost-effective basis, to meet current order levels for carbon fibers; (3) successfully add new capacity for the production of carbon fiber and precursor raw material; (4) execute plans to exit its specialty products business and reduce costs; (5) achieve profitable operations; (6) raise new capital and increase our borrowing at acceptable costs; (7) manage changes in customers' forecasted requirements for our products; (8) continue investing in application and market development; (9) manufacture low-cost carbon fibers and profitably market them; and (10) penetrate existing, identified and emerging markets.

         Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, investors should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Except as required by applicable law, including the securities laws of the United States and the rules and regulations of the Commission, the Company does not plan to publicly update or revise any forward-looking statements contained herein after we distribute this prospectus, whether as a result of any new information, future events or otherwise.

Item 1A.  Risk Factors
-------   ------------

         The following are certain risk factors that could affect Zoltek's business, financial results and results of operations. These risk factors should be considered in connection with evaluating the forward-looking statements contained in this Annual Report on Form 10-K because these factors could cause the actual results and conditions to differ materially from those projected in forward-looking statements. Before you buy the Company's common stock, you should know that making such an investment involves significant risks, including the risks described below. The risks that the Company has highlighted here are not the only ones that the Company faces. If any of the risks actually occur, the Company's business, financial condition, results of operations or cash flows could be negatively affected. In that case, the trading price of its stock could decline, and you may lose all or part of your investment.

         ZOLTEK REPORTED NET LOSSES FOR EACH OF THE PAST FIVE FISCAL YEARS AND NEGATIVE CASH FLOWS FROM OPERATIONS FOR EACH OF THE PAST FIVE FISCAL YEARS PRIOR TO FISCAL 2006.

         The Company reported net losses from continuing operations of $7.1, $12.3 million, $17.1 million, $38.2 million and $65.8 million in the fiscal years ended September 30, 2002, 2003, 2004, 2005 and 2006, respectively. The Company reported negative cash flows from continuing operations of $7.6 million and $8.1 million in the fiscal years ended September 30, 2004 and 2005, but positive cash flows of $3.3 million for 2006. These net losses and negative cash flows from operations were attributable to, among other things, the adverse market conditions discussed above, $22.8 million of litigation charges in 2006 arising out of a lawsuit that the Company is contesting, combined with excess capacities and inventories the Company maintained in prior years in anticipation of greater sales volumes, and the non-cash loss related to the mark to market of derivatives of $4.9 million, $16.6 million and $29.3 million in 2004, 2005 and 2006, respectively. The Company has relied on equity financing and borrowings to finance its business over the past five fiscal years. The Company intends to primarily fund its continuing operations in the near-term from internally generated funds, borrowings, and sales of equity. Such additional funding may not be available on favorable terms or at all. If adequate funds are not otherwise available, the Company may be forced to curtail operations and/or development activities significantly, or seek other sources of capital, including asset sales.

         ZOLTEK'S OPERATING RESULTS HAVE BEEN ADVERSELY AFFECTED BY DIFFICULTIES IN OPERATING THE COMPANY'S EXPANDED CARBON FIBERS CAPACITY AT ITS ABILENE, TEXAS FACILITY.

         Demand for our carbon fibers from existing and potential new customers exceeds our current capacity, and in fiscal 2005 we restarted carbon fiber production at our major carbon fiber manufacturing facility in Abilene, Texas which had been temporarily idled. We have experienced difficulties in achieving targeted production levels at our Abilene facility, which has resulted in the Company not being able to convert all of its capacity into sales despite strong demand for our products. The difficulties were due in large part to the inability to recruit and train qualified workers and managers at the plant that had been dormant for several years. While we expect to achieve planned levels of production capacity during fiscal 2007, there can be no assurance that such production levels will be achieved. We may not be able to supply anticipated demand unless we are able to achieve targeted production levels at our Abilene facility.

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         ZOLTEK'S OPERATING RESULTS HAVE BEEN ADVERSELY AFFECTED BY
PREVIOUSLY ADVERSE CONDITIONS IN THE MARKETS FOR CARBON FIBER AND ACRYLIC
FIBER.

         Until fiscal 2004, our carbon fiber operations were adversely affected during the preceding five years by oversupply conditions in the marketplace, coupled with an overall lack of development for large volume applications for carbon fiber composites. Accordingly, during such period we had excess carbon fiber manufacturing capacity which resulted in substantial depreciation and other charges and constrained the operating results of our carbon fiber manufacturing activities. Since the beginning of fiscal 2004, the market has strengthened for current and emerging applications for carbon fiber. However, we may not be able to attain anticipated sales increases unless the market and demand for current and emerging applications for carbon fiber products continues to strengthen.

         ZOLTEK'S ABILITY TO MANAGE ITS ANTICIPATED GROWTH WILL AFFECT ITS OPERATING RESULTS.

         The growth in the Company's business has placed, and is expected to continue to place, a significant strain on its management and operations. In order to effectively manage potential long-term growth, the Company must add to its carbon fiber manufacturing capacity, have access to adequate financial resources to fund significant capital expenditures and maintain gross profit margins while pursuing a growth strategy, continuing to strengthen its operations, financial and management information systems, and expanding, training and managing its employee workforce. There can be no assurance that the Company will be able to do so effectively or on a timely basis. Failure to do so effectively and on a timely basis could have a material adverse effect upon its business, operating results and financial condition.

         ZOLTEK'S OPERATIONS AND SALES IN FOREIGN COUNTRIES ARE SUBJECT TO
RISKS.

         Zoltek's international operations and sales are subject to risks associated with foreign operations and markets generally, including foreign currency fluctuations, unexpected changes in regulatory, economic or political conditions, tariffs and other trade barriers, longer accounts receivable payment cycles, potentially adverse tax consequences, restrictions on repatriation of earnings and the burdens of complying with a wide variety of foreign laws. These factors could have a material adverse effect upon the Company's future revenues and business, results of operations, financial condition and cash flows.

         ZOLTEK'S OPERATIONS ARE DEPENDENT UPON ITS SENIOR MANAGEMENT AND TECHNICAL PERSONNEL.

         Zoltek's future operating results depend upon the continued service of its senior management, including Zsolt Rumy, the Company's Chief Executive Officer, President and Chairman of the Board, and its technical personnel, none of whom are bound by an employment agreement. The Company's future success will depend upon its continuing ability to attract and retain highly qualified managerial and technical personnel. Competition for such personnel is intense, and there can be no assurance that the Company will retain its key managerial and technical employees or that it will be successful in attracting, assimilating or retaining other highly qualified personnel in the future.

         ONGOING LITIGATION IN WHICH ZOLTEK IS INVOLVED COULD RESULT IN ITS HAVING TO PAY SUBSTANTIAL DAMAGES.

         We are party to various legal actions as either plaintiff or defendant. Structural Polymer Group Limited (SP Systems) and its subsidiary Structural Polymer Systems, Limited filed an action against Zoltek Corporation in the U. S. District Court for the Eastern District of Missouri, Eastern Division alleging that the Company breached a Supply Agreement relating to Zoltek's carbon fiber product known as Panex 33. The case was tried in November 2006 and on November 29, 2006, the jury in the case rendered verdicts against Zoltek Corporation in the amounts of $21.1 million and $14.9 million, respectively, which verdicts were subsequently entered as judgments against Zoltek Corporation. The Company believes that any damages should be limited to $21.1 million because the verdicts are duplicative. Zoltek Corporation is filing various post-trial motions. If such motions are unsuccessful, Zoltek Corporation intends to file an appeal with the U. S. Court of Appeals for the 8th Circuit seeking reversal or a new trial. Although the litigation process is inherently uncertain, the Company believes it has grounds for the judgment to be substantially reduced or, possibly, overturned entirely.

         We are party to an action filed in the Court of Common Pleas of Cuyahoga County, Ohio, by the former owners of Hardcore Composites Operations LLC against each of Hardcore and us alleging breach by Hardcore and us of our respective obligations under a sublease, guaranty and settlement agreement entered into in connection with the former owner's sale of Hardcore. In October 2004, the Court ruled in favor of the former owner of Hardcore Composites in the amount of $1.1 million. We have recorded an accrual of $1.3 million in respect of the possible liability in this matter. We are vigorously defending this motion and have filed counterclaims and an appeal. Additionally, as previously disclosed, we were named a defendant in a civil action filed by a former investment banker that was retained by us to obtain equity investors, alleging that we breached our obligations under

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

the agreement signed by the parties. The investment banker alleges that it is owed commission from the equity investment we obtained from a different source. We have asserted various defenses, including that the investment banker breached the agreement by not performing reasonable efforts to obtain financing for us, and therefore, we terminated the agreement prior to obtaining new financing. A decision granting summary judgment against us was entered in April 2005 and a trial on damages took place in December 2005, for which a judgment has not been filed. We are vigorously defending this matter, have filed counterclaims and will file an appeal once the damage judgment is rendered.

         The ultimate outcome of these actions and other pending litigation and the estimates of the potential future impact on our operating results, financial condition and cash flows for these proceedings could have a material adverse effect on our business. In addition, we may incur additional legal costs in connection with pursuing and defending such actions.

         ZOLTEK'S ABILITY TO RAISE CAPITAL TO FUND ITS EXPANSION PROGRAM MAY BE LIMITED.

         In November 2006, a judgment was rendered against the Company for approximately $36.0 million. In order to appeal the verdict, the Company will be required to post an appeal bond of approximately $40.0 million or a lesser amount if its post-trial motion to reduce the amount of judgment is granted. While the Company has secured the funding for the bond, it has used certain funding sources which were expected to be utilized to fund the Company's carbon fiber expansion program. Accordingly, the Company may be required to seek alternative sources of funding for its expansion program and such funding may be at a cost or in an amount that may limit the Company's ability to meet the expansion program's capacity.

         ZOLTEK'S STOCK PRICE HAS BEEN VOLATILE AND MAY CONTINUE TO FLUCTUATE.

         Future announcements concerning Zoltek or its competitors or customers, quarterly variations in operating results, announcements of technological innovations, the introduction of new products or changes in product pricing policies by the Company or its competitors, developments regarding proprietary rights, changes in earnings estimates by analysts or reports regarding the Company or its industry in the financial press or investment advisory publications, among other factors, could cause the market price of the common stock to fluctuate substantially. In addition, stock prices for many technology companies fluctuate widely for reasons often unrelated to operating results. These fluctuations, as well as general economic, political and market conditions, such as recessions, world events, military conflicts or market-sector declines, may materially and adversely affect the market price of the common stock. Any information concerning the Company, including projections of future operating results, appearing in investment advisory publications or on-line bulletin boards, or otherwise emanating from a source other than the Company, should not be relied upon as having been supplied or endorsed by Zoltek.

         ZOLTEK'S OPERATING RESULTS MAY FLUCTUATE.

         Our quarterly results of operations may fluctuate as a result of a number of factors, including the timing of purchase orders for and shipments of our products, our ability to successfully operate our expanding production capacity and changes in production levels. Therefore, quarter-to-quarter comparisons of results of operations have been and will be impacted by the timing of such orders and shipments. In addition, our operating results could be adversely affected by these factors, among others, such as variations in the mix of product sales, price changes in response to competitive factors, increases in raw material costs, interruptions in plant operations and derivative accounting rules applicable to certain of financings.

         DEVELOPMENTS BY COMPETITORS MAY IMPACT ZOLTEK'S PRODUCTS AND TECHNOLOGIES.

         Zoltek competes with various other participants in the advanced materials and textile fibers markets. Many of these entities have substantially greater research and development, manufacturing, marketing, financial and managerial resources than the Company. In addition, existing carbon fibers producers may refocus their activities to compete more directly with the Company. Developments by existing or future competitors may render the Company's products or technologies noncompetitive. In addition, the Company may not be able to keep pace with new technological developments. The Company's customers could decide to vertically integrate their operations and perform some or all of the functions currently performed by Zoltek.

         FAILURE TO KEEP PACE WITH TECHNOLOGICAL DEVELOPMENTS MAY ADVERSELY AFFECT ZOLTEK OPERATIONS.

         Zoltek is engaged in an industry which will be affected by future technological developments. The introduction of products or processes utilizing new technologies could render existing products or processes obsolete or unmarketable. The Company's success will depend upon its ability to develop and introduce on a timely and cost-effective basis new products, processes and applications that keep pace with technological developments and address increasingly sophisticated customer requirements. The Company may not be successful in identifying, developing and marketing new products, applications and processes and product or process enhancements. The Company may experience difficulties that could delay or prevent the successful development, introduction and marketing of product or process enhancements or new products, applications or processes. The Company's products, applications or processes may not adequately meet the requirements of the marketplace and achieve market acceptance. Its business, operating results and financial condition could be materially and adversely affected if it were to incur delays in developing new products, applications or processes or product or process enhancements or if it were to not gain market acceptance.

         ZOLTEK'S BUSINESS DEPENDS UPON THE MAINTENANCE OF ITS PROPRIETARY TECHNOLOGY.

         Zoltek depends upon its proprietary technology. The Company relies principally upon trade secret and copyright law to protect its proprietary technology. The Company regularly enters into confidentiality agreements with its key employees, customers and potential customers and limits access to and distribution of its trade secrets and other proprietary information. These measures may not be adequate to prevent misappropriation of the Company's technology or that its competitors will not independently develop technologies that are substantially equivalent or superior to its technology. In addition, the laws of some foreign countries do not protect its proprietary rights to the same extent as the laws of the United States. The Company is also subject to the risk of adverse claims and litigation alleging infringement of intellectual property rights.

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         ZOLTEK WILL INCUR INCREASED COSTS AND DEMANDS UPON MANAGEMENT AS A
RESULT OF COMPLYING WITH THE LAWS AND REGULATIONS AFFECTING PUBLIC COMPANIES, WHICH COULD AFFECT ITS OPERATING RESULTS.

         As a public company, Zoltek has incurred and will continue to incur significant legal, accounting and other expenses that it would not incur as a private company, including costs associated with public company reporting requirements. The Company also has incurred and will incur costs associated with recently adopted corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the SEC and the Nasdaq Stock Market. The expenses incurred by public companies generally for reporting and corporate governance purposes have increased. These rules and regulations have increased the Company's legal and financial compliance costs and have made some activities more time-consuming and costly, although it is unable to currently estimate these costs with any degree of certainty. The Company does believe, however, that it will be able to fund these costs out of its available working capital. It is possible that these new rules and regulations may make it more difficult and more expensive for the Company to obtain director and officer liability insurance, and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage than used to be available. As a result, it may be more difficult for the Company to attract and retain qualified individuals to serve on its board of directors or as its executive officers.

         ZOLTEK MANAGEMENT AND ITS INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM HAVE IDENTIFIED MATERIAL WEAKNESSES IN THE DESIGN AND OPERATION OF ITS INTERNAL CONTROLS, WHICH, IF NOT PROPERLY REMEDIATED COULD RESULT IN MATERIAL MISSTATEMENTS IN THE COMPANY'S INTERIM AND ANNUAL CONSOLIDATED FINANCIAL STATEMENTS IN FUTURE PERIODS.

         Zoltek management and its independent registered public accounting firm have identified certain matters that they consider to constitute material weaknesses in the design and operation of its internal control over financial reporting as of September 30, 2006. See "Item 9A. Controls and Procedures." A material weakness is defined by the Public Company Accounting Oversight Board (United States) as a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. As set forth in Item 9A. Controls and Procedures, as of September 30, 2006, the Company identified material weaknesses in its controls over accounting for inventory. The control deficiencies inherent in accounting for inventory could result in a misstatement of the Company's inventory and cost of goods sold accounts that could result in a material misstatement to the Company's interim or annual consolidated financial statements that would not be prevented or detected. Management is actively engaged in the implementation of remediation efforts to address the material weaknesses in the Company's internal control over financial reporting as of September 30, 2006.

         The Company has expended significant resources to comply with its obligations under Section 404 of the Sarbanes-Oxley Act of 2002 with respect to fiscal 2005 and 2006 to address previously identified material weaknesses. However, if the remedial policies and procedures the Company implements are insufficient to address the material weaknesses that exist as of September 30, 2006, or if additional material weaknesses in its internal controls are discovered in the future, the Company may fail to meet its future reporting obligations, its financial statements may contain material misstatements and its operating results may be adversely impacted. Any such failure could also adversely affect the results of periodic management assessment and annual auditor attestation reports regarding the effectiveness of the Company's internal control over financial reporting, as required by the SEC's rules under Section 404. The existence of a material weakness could result in errors in the Company's consolidated financial statements that could result in a restatement of financial statements or failure to meet reporting obligations, which in turn could cause investors to lose confidence in reported financial information leading to a decline in the Company's stock price. Although the Company believes it can address its material weaknesses in internal controls with remedial measures, it cannot assure you that the measures it will take will remediate the material weaknesses identified or that any additional material weaknesses will not arise in the future due to a failure to implement and maintain adequate internal control over financial reporting. Furthermore, there are inherent limitations to the effectiveness of controls and procedures, including the possibility of human error and circumvention or overriding of controls and procedures.

         THERE ARE OPERATIONAL RISKS ASSOCIATED WITH ZOLTEK'S BUSINESS.

         Zoltek's carbon fiber operations utilize high temperature processes, substantial electrical current and industrial gases which potentially can be subject to volatile chemical reactions. The Company believes that its current plant design and operating procedures minimize operational risks associated with these factors. However, as a result of mechanical or human failure or unforeseen conditions or events related to its manufacturing and engineering processes or otherwise, its manufacturing capacity could be materially limited or temporarily interrupted.

         ZOLTEK'S PRINCIPAL SHAREHOLDER HAS VOTING CONTROL OVER THE COMPANY.

         Zsolt Rumy, Zoltek's founder and principal shareholder, owns approximately 24.4% of the Company's outstanding shares of common stock. As a result, he has effective voting control over the Company, including the election of directors, and is able to effectively prevent an affirmative vote which would be necessary for a merger, sale of assets or similar transaction, irrespective of whether other shareholders believe such a transaction to be in their best interests. The Company's Articles of Incorporation and By-laws do not provide for cumulative voting in the election of directors.

         ZOLTEK'S BOARD OF DIRECTORS HAS THE AUTHORITY TO ISSUE PREFERRED STOCK WHICH COULD AFFECT THE RIGHTS OF HOLDERS OF COMMON STOCK.

         Zoltek's Articles of Incorporation authorize the issuance of "blank check" preferred stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of common stock. Holders of common stock will have no preemptive rights to subscribe for a pro rata portion of any preferred stock which may be issued. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control. The possible impact on takeover could adversely affect the price of the common stock. Although the Company has no present intention to issue any shares of preferred stock, it may do so in the future.

         ZOLTEK'S CLASSIFIED BOARD OF DIRECTORS COULD DISCOURAGE A CHANGE IN CONTROL.

         Zoltek's Articles of Incorporation divide the Board of Directors into three classes, with three-year staggered terms. The classified board provision could increase the likelihood that, in the event an outside party acquired a controlling block of the Company's stock, incumbent directors nevertheless would retain their positions for a substantial period, which may have the effect of discouraging, delaying or preventing a change in control. The possible impact on takeover attempts could adversely affect the price of the common stock.

         FUTURE SALES OF COMMON STOCK COULD AFFECT THE PRICE OF COMMON
STOCK.

         No prediction can be made as to the effect, if any, that future sales of shares or the availability of shares for sale will have on the market price of the common stock prevailing from time to time. Sales of substantial amounts of common stock, or the perception that such sales might occur, could adversely affect prevailing market prices of the common stock.

Item 1B.  Unresolved Staff Comments
-------   -------------------------

         As of the filing of this annual report on Form 10-K, there were no unresolved comments from the staff of the SEC.

Item 2.  Properties
------   ----------

         The Company's facilities are listed below and are considered to be suitable and adequate for its operations. Except as noted below, all the Company's properties are owned, subject to various mortgage loans.

                                                                                         APPROXIMATE AREA
                  LOCATION                                    USE                        (IN SQUARE FEET)
                  --------                                    ---                        ----------------

         St. Louis, Missouri (2)...............   Administrative, marketing and                40,000
                                                  central engineering offices

         St. Charles, Missouri (1).............   Technical fibers manufacturing              107,000

         Abilene, Texas (2)....................   Carbon fibers manufacturing                 278,000

         Salt Lake City, Utah I (2)............   Composite fabrication equipment              65,000
                                                  design and manufacturing

         Salt Lake City, Utah II (3)...........   Carbon fiber prepreg manufacturing           35,000

         Nyergesujfalu, Hungary (2)............   Carbon fibers, acrylic fiber precursor    1,600,000

--------
(1) Property subject to ground lease and leasehold mortgage.
(2) Properties subject to mortgage.
(3) Property subject to lease.

Item 3.  Legal Proceedings
------   ------------------

         Structural Polymer Group Limited (SP Systems) and its subsidiary Structural Polymer Systems, Limited filed an action against Zoltek
Corporation in the U. S. District Court for the Eastern District of
Missouri, Eastern Division alleging that the Company breached a Supply Agreement relating to Zoltek's carbon fiber product known as Panex 33. The case was tried in November 2006 and on November 29, 2006, the jury in the case rendered verdicts against Zoltek Corporation in the amounts of $21.1 million and $14.9 million, respectively, which verdicts were subsequently entered as judgments against Zoltek Corporation. The Company believes that any damages should be limited to $21.1 million because the verdicts are duplicative. Zoltek Corporation is filing various post-trial motions. If such motions are unsuccessful, Zoltek Corporation intends to file an appeal with the U. S. Court of Appeals for the 8th Circuit seeking reversal or a new trial. Although the litigation process is inherently uncertain, the Company believes it has grounds for the judgment to be substantially reduced or, possibly, overturned entirely. Management, recognizing the judgment that has been rendered against the Company and the uncertainty surrounding the Company's planned appeals process, accrued $21.8 million during the fourth quarter in respect of the potential liability in this matter, which it believes is the best estimate of the liability associated with this obligation. This amount includes $21.1 million related to the aforementioned judgment and approximately $0.7 million related to legal fees. The Company has already incurred legal expenses of approximately $1.0 million. Management believes that the ultimate resolution of this litigation will not have a further material adverse effect on the Company's results of operations, financial condition or cash flow, however, if the Company's appeal is unsuccessful, the resulting settlement could materially impact the Company's results of operations, financial condition and cash flows. The Company will be required to post a bond of approximately $40 million during the appeals process, or a lesser amount if its post-trial motion to reduce the amount of the judgment is granted. The Company has raised the funding necessary for the bond with a $10 million loan collateralized by certain real estate of the Company, a $10.0 million loan from the Company's Chief Executive Officer, the proceeds from the exercise of 827,789 warrants for $11.9 million by existing institutional shareholders and the remainder with the Company's cash on hand. Accordingly, the Company may be required to seek alternative sources of funding for its expansion program. Such funding may be at a cost or in an amount that may limit the Company's ability to meet the expansion program's capacity.

         In October 2003, the Company was named as a defendant in a civil action filed in the Court of Common Pleas for Cuyahoga County, Ohio by the former owner of Hardcore Composites Operations, LLC ("Hardcore") alleging breach by Hardcore and the Company of their respective obligations under a sublease, the Company's guaranty of the sublease, and prior settlement agreement among the parties. The former owner's action claimed damages in the amount of $0.3 million for breaches by the Company of its obligations under the guaranty and the settlement agreement and, in addition, demanded $0.5 million in damages from Hardcore and the Company, jointly and severally, under the terms of the settlement agreement. In October 2004, the Court of Common Pleas for Cuyahoga County, Ohio ruled in favor of the former owner of Hardcore Composites in the amount of $1.1 million. In prior periods, the Company has accrued $1.3 million in respect of the possible liability in this matter, which it believes is its maximum obligation under this guaranty. The Company is vigorously defending this matter. In July 2006, the Company was successful in its appeal of the lower court's ruling and the case was remanded to the Court of Common Pleas for retrial. Management believes that the ultimate resolution of this litigation will not have a further material adverse effect on the Company's results of operations, financial condition or cash flow. To date, the Company has not made any payments of any portion of this obligation, although it posted an appeal bond in the amount of $1.3 million. The Company executed a guaranty of Hardcore Composite's lease obligations of approximately $30,000 per month to the former owner. The lease of the Hardcore Composites manufacturing facility expires March 31, 2008. Hardcore no longer occupies the facility and, accordingly, in connection with the ongoing litigation with the former owner, Zoltek is asserting that Zoltek has no further ongoing guarantee obligation with respect to the lease. The Company also is the obligee on aggregate original value of unsecured promissory notes of $9.3 million in connection with the sale of Hardcore, for which a full valuation allowance has been recorded. A full valuation allowance is appropriate in light of Hardcore's current financial condition which, among other relevant factors, make the collection of the promissory notes doubtful.

         In September 2004, the Company was named a defendant in a civil action filed by a former investment banker that was retained by the Company to obtain equity investors, alleging breach by the Company of its obligations under the agreement signed by the parties. The investment banker alleges it is owed commission from the equity investment obtained by the Company from a different source. The Company has asserted various defenses, including that the investment banker breached the agreement by not performing reasonable efforts to obtain financing for the Company, and therefore, the agreement was terminated by the Company prior to obtaining new financing. A decision granting summary judgment against the Company was entered in April 2005 and a trial on damages took place in December 2005, after which a judgment was filed in May 2006 against the Company in the amount of $4.1 million in cash and an order to issue warrants to purchase 122,888 shares of the Company's common stock at various prices. To date the Company has not made payments of any portion of this obligation, although it posted an appeal bond in the amount of $6.6 million. During the second quarter of 2006, the Company accrued $0.5 million in respect of the possible liability in this matter, which it believes is its maximum obligation under this matter. Management currently believes that the ultimate resolution of this litigation will not have a material adverse effect on the Company's results of operations, financial condition or cash flow, however, if the Company's appeal is unsuccessful, the resulting settlement could materially impact the Company's results of operations. The Company is vigorously defending this matter and has filed counterclaims and an appeal.

         The Company is plaintiff in a patent infringement lawsuit pending in the United States Court of Federal Claims. The lawsuit, which has been pending since 1996, involves the alleged unauthorized use of the Company's carbon fiber processing technology in the manufacture of extremely stealthy aircraft. The Company cannot predict the timing or the outcome of this litigation or the impact on the Company's financial condition and results of operations.

         The Company is a party to various other claims and legal proceedings arising out of the normal course of its business. In the opinion of management, the ultimate outcome of these claims and lawsuits will not have a material adverse effect upon the financial condition or results of operations of the Company and its subsidiaries taken as a whole.

Item 4.  Submission of Matters to a Vote of Security Holders
------   ---------------------------------------------------

         The Company did not submit any matters to a vote of its security holders during the quarter ended September 30, 2006.

Item 4A.  Executive Officers of the Registrant
-------   ------------------------------------

         The name, age, position and principal occupation of each of the executive officers of the Company is set forth below:

         Zsolt Rumy, age 64, is the founder of the Company and has served as its Chairman, Chief Executive Officer and President and as a Director since 1975. Prior to founding the Company, Mr. Rumy served as Industrial Marketing Manager and Process Engineer for Monsanto Company, Accounts Manager for General Electric Company and Technical Sales Representative for W.R. Grace Company. Mr. Rumy received a B.S. degree in Chemical Engineering from the University of Minnesota in 1966. Mr. Rumy speaks fluent Hungarian.

         Kevin Schott, age 40, has served as the Chief Financial Officer of the Company since April 2004. As an independent consultant since 2001, Mr. Schott served a variety of publicly and privately owned companies, including Zoltek, in different facets of financial planning and management. In prior years, Mr. Schott worked for two years with Ernst & Young in St. Louis from 1988 to 1990, and then joined Bridge Information Systems, where he worked for ten years from 1990 to 2000, including five as vice president and corporate controller. Mr. Schott received a B.S. degree in Business Administration from Washington University in 1988.

                                   PART II

Item 5.  Market for Registrant's Common Equity, Related Shareholder Matters
------   ------------------------------------------------------------------
         and Issuer Purchases of Equity Securities
         -----------------------------------------

         The Company's Common Stock (symbol: "ZOLT") is traded in the Nasdaq National Market. The number of beneficial holders of the Company's stock is approximately 19,000, including shareholders whose shares are held in "nominee" or "street" names. The Company has never paid dividends.

         Set forth below are the high and low bid quotations as reported by the Nasdaq National Market for the periods indicated. Such prices reflect interdealer prices, without retail mark-up, markdown or commission:

                                                   Fiscal year ended                   Fiscal year ended
                                                  September 30, 2006                  September 30, 2005
                                                  ------------------                  ------------------
                                                High               Low              High                Low
                                                ----               ---              ----                ---
         First Quarter......................  $ 13.24            $  8.03          $ 15.10             $  8.49
         Second Quarter.....................    24.34               8.38            18.26               10.78
         Third Quarter......................    39.74              19.87            14.70                8.87
         Fourth Quarter.....................    30.47              17.38            13.70                9.28

         During the fiscal year ended September 30, 2006, the investors converted $47.3 million principal and interest amount of the convertible debt privately placed in the February 2003, October 2004, February 2005 and September 2005 issuances into 4,738,486 shares of common stock, which was recorded into equity. The Company also recorded into equity the fair market value of the conversion feature at the time of conversion of the debt issued in the October 2004 and February 2005 issuances, which was valued at $57.5 million and offset by a reduction to equity of $10.2 million for the unamortized portion of the debt discount. Also, at the time of conversion, the Company reclassified the unamortized deferred financing cost of $1.4 million related to these issuances into additional paid-in capital. The February 2005 issuance also had a beneficial conversion feature, of which $6.8 million was unamortized at the time of conversion and was recorded as an expense into amortization of financing fees and debt discount. Subsequent to these conversions, the October 2004 and February 2005 issuances have been fully converted into the Company's common stock.

         In September 2005, Zoltek entered into an agreement for a new financing; a convertible debenture package of up to $50 million in a private placement with a group of institutional investors. In April 2006, the Company amended the September 2005 financing package to provide for an additional $10.0 million funding. In order to match the cash needs to support the Company's planned expansion, the financing arrangements provided for the funding to occur in six separate closings discussed in the following paragraphs. These financings are collateralized by the carbon fiber assets of the Company's Hungarian subsidiary.

         The closing on September 30, 2005 included a draw down of $5.0 million. The borrowing matures 42 months from the closing date and bears interest at a fixed rate of 7.5% annum. The debentures are convertible into Zoltek common stock of 400,000 shares at a conversion price of $12.50 per share. The debentures were issued with five-year warrants that give holders the right to purchase up to 140,000 shares of Zoltek common stock at an exercise price of $14.50 per share. The fair value of the debt discount associated with the warrants and conversion features at the time of issuances was $1.0 million and will be accreted to the debt's face value over the life of the convertible debentures.

         In December 2005, the Company issued convertible debentures in the aggregate principal amount of $15.0 million to institutional private equity investors. The convertible debentures had a stated maturity of 42 months and bore interest at a fixed rate of 7.5% annum. The convertible debentures are convertible into Zoltek 1,200,000 shares of common stock at a conversion price of $12.50 per share The Company also issued to the investors five-year warrants that give holders the right to purchase up to 420,000 shares of Zoltek common stock at an exercise price of $14.50 per share. The fair value of the debt discount associated with the warrants and conversion features at the time of issuances was $1.9 million and will be accreted to the debt's face value over the life of the convertible debentures.

         In February 2006, the Company issued convertible debentures in the aggregate principal amount of $10.0 million to institutional private equity investors. The convertible debentures had a stated maturity of 42 months and bore interest at a fixed rate of 7.5% annum. The convertible debentures are convertible into 765,110 shares of Zoltek common stock at a conversion price of $15.16 per share The Company also issued to the investors five-year warrants that give holders the right to purchase up to 267,789 shares of Zoltek common stock at an exercise price of $15.16 per share. The fair value of the debt discount associated with the warrants and conversion features at the time of issuances was $4.6 million and will be accreted to the debt's face value over the life of the convertible debentures.

         In May 2006, the Company issued convertible debentures in the aggregate principal amount of $20 million to institutional private equity investors. The convertible debentures had a stated maturity of 42 months and bore interest at a fixed rate of 7.5% annum. However, after 18 months, the interest rate will be LIBOR plus 4% per annum. The convertible debentures are convertible into 784,006 shares of Zoltek common stock at a conversion price of $25.51 per share The Company also issued to the investors five-year warrants that give holders the right to purchase up to 274,406 shares of Zoltek common stock at an exercise price of $28.06 per share. The fair value of the debt discount associated with the warrants and conversion features at the time of issuances was $17.1 million and will be accreted to the debt's face value over the life of the convertible debentures.

         In July 2006, the Company issued convertible debentures in the aggregate principal amount of $2.5 million to institutional private equity investors. The convertible debentures had a stated maturity of 42 months and bore interest at a fixed rate of 7.5% annum. However, after 18 months, the interest rate will be LIBOR plus 4% per annum. The convertible debentures are convertible into 98,000 shares of Zoltek common stock at a conversion price of $25.51 per share The Company also issued to the investors five-year warrants that give holders the right to purchase up to 34,370 shares of Zoltek common stock at an exercise price of $28.06 per share. The fair value of the debt discount associated with the warrants and conversion features at the time of issuances was $1.7 million and will be accreted to the debt's face value over the life of the convertible debentures.

         In October 2006, the Company issued convertible debentures in the aggregate principal amount of $7.5 million to institutional private equity investors. The convertible debentures had a stated maturity of 42 months and bore interest at a fixed rate of 7.5% annum. However, after 18 months, the interest rate will be LIBOR plus 4% per annum. The convertible debentures are convertible into 294,002 shares of Zoltek common stock at a conversion price of $25.51 per share The Company also issued to the investors five-year warrants that give holders the right to purchase up to 102,835 shares of Zoltek common stock at an exercise price of $28.06 per share.

         As part of the amended financing agreement, Zoltek reduced the conversion price on its outstanding convertible debt in the aggregate principal amount of $20.0 million issued in October 2004 from $12.00 to $9.50 per share, with the requirement that conversion take place within 30 days of the December closing. In connection with the April 2006 amendment, the investors converted the $20.0 million convertible notes previously issued in February 2005 into approximately 1,000,000 shares of common stock and exercised associated warrants for 1,052,000 shares related to October 2004 and February 2005 issuances. The Company also issued the investors up to 111,113 shares of common stock at an exercise price of $.01 per share. The fair value of the $0.01 per share warrants at the time of issuance was $3.3 million and was expensed in amortization of financing fees and debt discount during the third quarter of 2006.

         Each issuance of convertible debt is summarized in the table below which sets forth the significant term of the debt, warrants and assumptions associated with valuing the conversion feature and warrants:

                         CONVERTIBLE DEBT ISSUANCES FISCAL 2003 THROUGH FISCAL 2005
                         ----------------------------------------------------------
                                          FEBRUARY    JANUARY    MARCH      OCTOBER     FEBRUARY   SEPTEMBER
                                            2003(1)     2004      2004        2004        2005       2005(1)
                                            ----        ----      ----        ----        ----       ----

Amount of debenture (millions)            $8.1       $7.0       $5.75       $20.0       $20.0      $5.0
Per share conversion price on
  debenture.........................      $3.25      $5.40      $6.25      $12.00      $20.00      $12.50
Interest rate.......................      7.0%       6.0%       6.0%       7.0%        7.5%        7.5%
Term of debenture...................      60 months  30 months  30 months  42 months   42 months   42 months
Warrants issued.....................      405,000    323,995    230,000    500,000     457,142     140,000
Term of warrants....................      60 months  48 months  48 months  72 months   48 months   60 months
Per share exercise price of
  warrants..........................      $5.00      $5.40      $7.50      $13.00      $17.50      $14.50
Fair value per warrant at
  issuance..........................      $0.93      $2.27      $5.43      $6.02       $10.47      $9.34
Value per share conversion
  feature at issuance...............      $3.11      $1.78      $5.06      $4.31       $10.47      $9.91
Stock price on date of agreement          $1.58      $5.40      $9.53      $9.60       $16.68      $13.15
Stock volatility at issuance........      100%       50%        61%        75%         84%         205%
Dividend yield......................      0.0%       0.0%       0.0%       0.0%        0.0%        0.0%
Risk-free interest rate at issuance.      3.0%       2.78%      2.44%      3.71%       3.46%       4.25%
Converted...........................      Partial    Yes        Yes        Yes         Yes         Partial
Warrants exercised..................      Partial    Yes        Yes        Yes         Yes         Yes

                         CONVERTIBLE DEBT ISSUANCES FISCAL 2006 THROUGH FISCAL 2007
                         ----------------------------------------------------------

                                          DECEMBER   FEBRUARY     MAY        JULY       OCTOBER
                                            2005(1)    2006(1)    2006(1)    2006(1)     2006(1)
                                            ----       ----       ----       ----        ----
Amount of debenture (millions)            $15.0      $10.0      $20.0      $2.5        $7.5
Per share conversion price on
  debenture.........................      $12.5      $13.07     $25.51     $25.51      $25.51
Interest rate.......................      7.5%       7.5%       7.5%       7.5%        7.5%
Term of debenture...................      42 months  42 months  42 months  42 months   42 months
Warrants issued.....................      420,000    267,789    274,406    34,370      102,835
Term of warrants....................      60 months  60 months  60 months  60 months   60 months
Per share exercise price of
  warrants..........................      $14.50     $15.16     $28.06     $28.06      $28.06
Fair value per warrant at
  issuance..........................      $5.92      $10.56     $26.03     $23.89      $22.13
Value per share conversion
  feature at issuance...............      $10.72     $10.20     $18.80     $19.21      $19.57
Stock price on date of agreement          $8.80      $13.99     $32.25     $29.28      $26.81
Stock volatility at issuance........      96%        99%        106%       111%        117%
Dividend yield......................      0.0%       0.0%       0.0%       0.0%        0.0%
Risk-free interest rate at issuance.      4.28%      4.28%      4.88%      4.88%       4.65%
Converted...........................      No         No         No         No          No
Warrants exercised..................      Yes        Yes        No         No          No

--------

(1) The warrants issued in connection with the February 2003, September 2005, December 2005, February 2006, May 2006, July 2006 and October 2006 convertible issuances meet the criteria of EITF 00-19 for equity classification, as they do not contain similar registration rights obligations with respect to the underlying shares. Accordingly, the conversion features do not require derivative accounting. The September 2005, February 2006, May 2006, July 2006 and October 2006 issuances do have a beneficial conversion feature; however, the February 2003 and December 2005 issuances have no beneficial conversion feature.

         The Company issued the foregoing securities without registration under the Securities Act of 1933, as amended, in reliance upon the exemption therefrom set forth in Section 4(2) of such Act relating to sales by an issuer not involving a public offering.

Item 6.  Selected Financial Data
------   -----------------------

                                              ZOLTEK COMPANIES, INC.
                                       SELECTED CONSOLIDATED FINANCIAL DATA
                                      (In thousands, except per share data)

Statement of Operations Data: (1)                                     Fiscal Year Ended September 30,
-------------------------------------------------------------------------------------------------------------------

                                                               2006       2005       2004       2003       2002
                                                             --------   --------   --------   --------   --------

Net sales.................................................   $ 92,357   $ 55,377   $ 34,525   $ 28,258   $ 31,090
Cost of sales, excluding available unused capacity costs..     69,994     52,809     29,137     24,122     25,049
Available unused capacity costs...........................          -      2,347      4,466      5,716      6,039
Litigation charge (2).....................................     22,795          -          -          -          -
Selling, general and administrative expenses (3)..........     15,243      7,847      6,463      8,300      8,788
Operating loss from continuing operations.................    (15,675)    (7,626)    (5,541)    (9,880)    (8,786)
Other income (expense) and income tax expense.............    (50,090)   (30,585)   (11,552)    (2,434)     1,706
Net loss from continuing operations.......................    (65,765)   (38,211)   (17,093)   (12,314)    (7,080)

Discontinued Operations:
    Operating loss, net of taxes..........................       (187)    (2,182)    (5,055)    (3,288)    (2,645)
    Gain (loss) on disposal of discontinued operation,
     net of taxes.........................................        150          -       (659)         -      1,894
                                                             --------   --------   --------   --------   --------
        Net loss on discontinued operations, net of taxes.        (37)    (2,182)    (5,714)    (3,288)      (751)
                                                             --------   --------   --------   --------   --------

Net loss..................................................   $(65,802)  $(40,393)  $(22,807)  $(15,602)  $ (7,831)
                                                             ========   ========   ========   ========   ========
Net loss per share:
  Basic and diluted loss per share:

     Continuing operations................................   $  (2.91)  $  (2.12)  $  (1.04)  $  (0.76)  $  (0.43)
     Discontinued operations..............................       (.00)     (0.12)     (0.35)     (0.20)     (0.05)
                                                             --------   --------   --------   --------   --------
     Total................................................   $  (2.91)  $  (2.24)  $  (1.39)  $  (0.96)  $  (0.48)
                                                             ========   ========   ========   ========   ========

Basic and diluted weighted average common shares
 outstanding..............................................     22,575     18,050     16,372     16,307     16,289

Balance Sheet Data:                                                              September 30,
-----------------------------------------------------------------------------------------------------------------

                                                               2006       2005       2004       2003       2002
                                                             --------   --------   --------   --------   --------


Working capital...........................................   $ 20,042   $ 19,072   $ 16,802   $ 18,790   $  9,872
Total assets..............................................    187,684    130,429    122,455    119,455    121,422
Short-term debt...........................................      1,365        374        570        933     14,014
Long-term debt, less current maturities...................     32,002     40,421     42,002     33,541     13,699
Shareholders' equity......................................    111,661     40,645     44,230     64,516     75,904

--------
(1) Prior year amounts have been reclassified for discontinued operations as discussed in Note 3 to Consolidated Financial Statements.

(2) Litigation expenses related to the SP System case, as discussed in Note 8 to Consolidated Financial Statements.

(3) Includes application and development costs of $4,887, $3,324, $3,070, $3,453 and $3,750 for fiscal years 2006, 2005, 2004, 2003 and 2002, respectively.


Item 7.  Management's Discussion and Analysis of Financial Condition and
------   ---------------------------------------------------------------
         Results of Operations
         ----------------------

OVERVIEW
--------

         The following Management's Discussion and Analysis of Financial Condition and Results of Operations, commonly referred to as MD&A, is intended to help the reader understand Zoltek, our operations and our business environment. MD&A is provided as a supplement to, and should be read in conjunction with, our consolidated financial statements and the accompanying notes. This overview summarizes the MD&A, which includes the following sections:

               Our Business -- a general description of the key drivers that affect our business, the industry in which we operate and the strategic initiatives on which we focus.

               Results of Operations -- an analysis of our overall results of operations and segment results for the three years presented in our financial statements. We operate in two segments: Carbon Fiber and Technical Fiber. Other miscellaneous and corporate are combined into a third business segment called Headquarters/Other.

               Liquidity and Capital Resources -- an analysis of cash flows, sources and uses of cash, off-balance sheet arrangements, contractual obligations, the potential impact of currency exchange and an overview of our financial position.

               Critical Accounting Estimates -- a description of accounting estimates that require critical judgments and estimates.

               Recent Developments -- an update on recent court decisions which will affect our fiscal 2007 cash position.

OUR BUSINESS
------------

         The Company's mission is to commercialize the use of carbon fibers as a low-cost but high performance reinforcement for composites used as the primary building material in everyday commercial products. The Company has developed and is implementing a strategy to manufacture and sell carbon fibers into commercial applications at costs competitive with other materials. In addition, through its technical fibers segment the Company is the leading supplier of carbon fibers to the aircraft brake industry, and manufactures and markets oxidized acrylic fibers, an intermediate product of the carbon fiber manufacturing process, for fire and heat resistance applications.

         The Company introduced its carbon fibers strategic plan in 1995 to develop a low-cost process to produce carbon fibers and build significant capacity while encouraging growth of new applications. As part of its strategy to establish availability of carbon fibers on a scale sufficient to encourage growth of large-volume applications, the Company completed a major carbon fiber production capacity expansion in fiscal 1998 at its Abilene, Texas facility. While the Company succeeded in developing its infrastructure to become the low-cost producer, the large volume applications were slower to develop than anticipated. From 1998 to mid-2003 total carbon fiber usage did not grow significantly and aerospace applications actually declined. This situation resulted in substantial overcapacity and destructive pricing in the industry. Much of the new carbon fiber business was captured by the aerospace fibers as certain manufacturers sold their aerospace-grade fibers on the commercial markets at prices that did not cover their total costs, undermining the Company's commercialization strategy.

          During 2006, the Company completed its transformation from primarily a development business to an operational business and continued its expansion plans that were first announced in fiscal 2005. Also during 2006, the demand for commercial carbon fibers continued to increase tremendously and the divergence of the aerospace and commercial markets continued to evolve. The Company believes that this divergence will persist over a long period and validates Zoltek's commercialization strategy. The Company has received significant supply contracts and orders from customers to utilize its carbon fibers in wind energy and other applications.

         In view of the substantial increases in demand for carbon fibers, supported by several long-term supply relationships, the Company continued to execute the capacity expansion program originally announced in fiscal 2005 in a four phase plan. The first phase was the re-start of production of the five installed continuous carbonization lines at its Abilene, Texas plant and expansion of precursor production at its Hungarian plant which was completed in fiscal 2005 at a cost of approximately $5.0 million. The second phase was the addition of two continuous carbonization lines in Hungary during the first quarter of 2006 at a cost of approximately $13.0 million, most of which was incurred in fiscal 2005. Beginning in the fourth quarter of 2006, the third phase added four continuous carbonization lines and expanded precursor production to meet the demand for the additional carbon lines in Hungary at a cost of approximately $26.0 million. In the fourth phase, the Company plans to add four continuous carbonization lines and two oxidized acrylic fiber lines and expand precursor production at its Hungary facility to meet the demand for the additional lines during the second quarter of fiscal 2007 at a cost of approximately $30.0 million. The $60.0 million convertible debt financing package entered into in September 2005 and amended in May 2006, which has been fully funded, provided a substantial portion of the capital resources for the capacity increase in fiscal 2006 and planned capacity increase in the first half of fiscal 2007.

         In November 2006, a judgment was rendered against the Company for approximately $36.0 million. In order to appeal the verdict, the Company will be required to post an appeal bond of approximately $40.0 million or a lesser amount if its post-trial motion to reduce the amount of the judgment is granted. While the Company has secured the funding for the bond, it has used certain funding sources which were expected to be utilized to fund the Company's carbon fiber expansion program. Accordingly, the Company may be required to seek alternative sources of funding for its expansion program and such funding may be at a cost or in an amount that may limit the Company's ability to meet the expansion program's capacity.

         Subject to the availability of financing, during the third quarter of fiscal 2007 Zoltek plans to complete the installation of approximately five million pounds of rated capacity per year, with the first five million pound rated capacity expansion completed by December 31, 2007. The Company will be looking to raise capital to finance the fiscal 2007 expansion of an additional 10 million pounds of annual production or possibly more rated capacity if demand continues to grow.

         The Hungarian government has pledged a grant of 2.9 billion HUF (approximately $14.1 million) to Zoltek's Hungarian subsidiary that will partially provide the capital resources for use in modernizing its facility, establishing a research and development center there, and supporting a rapid buildup of manufacturing capacity for both acrylic fiber precursor raw material and carbon fiber increase. No amount has been funded under this program as of September 30, 2006. The Company will present bank guarantee statements amounting to 120% of the total amount of the subsidy (3.4 billion
HUF) in order to be granted the full amount of the subsidy. To be entitled to apply for the subsidy, during the period between October 2008 and September 2013, the Company must achieve excess export revenues amounting to an average annual sum of HUF 21,698.6 million (approximately $105.5 million), must employ an average annual number of staff of 1,200 employees and must utilize regional suppliers for at least 45% of purchases.

         During 2006, the Company began to capitalize on the increasing demand for carbon fiber with the expansion and activation of new carbon fiber lines at is Hungarian facility and improved efficiency of the Abilene facility. During fiscal 2006, the Company increased sales by 67%. The Company reported an operating loss from continuing operations of $15.7 million for its 2006 fiscal year, which included $22.8 million of litigation charges arising out of a lawsuit that the Company is contesting. This compared to an operating loss of $7.6 million in the 2005 fiscal year. In recent years, many factors had a material adverse effect on the Company's financial performance, including the Company's substantial investments in manufacturing assets and market and application development expenses to position the Company to capitalize on the upturn in demand, the delay in the anticipated growth in commercialization of carbon fibers prior to 2004, and the Company's lack of ability to activate production capacity at its Abilene plant as fast as expected due in large part to the inability to recruit and train qualified workers and managers at the plant that had been dormant for several years during 2005.

         In October 2004 the Company moved its prepreg operations from San Diego to Salt Lake City. The Company plans to bring the capacity back on line during fiscal 2007 as its internally produced carbon fiber becomes available to run the production lines.

         During the fourth quarter of fiscal 2004, the Company discontinued nylon fiber operations and its acrylic textile business. During the fourth quarter of fiscal 2005, the Company discontinued the CMC operation. These divisions were deemed not to be part of the long-term strategy of the Company and were not expected to be profitable in the foreseeable future due to the continued pricing pressure from competitive manufacturers. The wind-down of nylon fiber and acrylic textile product lines was substantially completed by February 1, 2005, and the CMC operation was shut down at September 30, 2005. The Company is utilizing a portion of the acrylic fiber capacity to supply precursor for its growing carbon fiber manufacturing operations. During the fourth quarter of fiscal 2006, the Company formally adopted a plan to sell certain of the assets of its continuously extruded netting division and to discontinue and exit another division that manufactures thermoplastic components. The company incurred no significant exit costs for the selling or discontinuation of these businesses. These divisions are not part of the long-term strategy of the Company and are not expected to be profitable in the foreseeable future due to the continued pricing pressure from competitive manufacturers. The results from operations of these two divisions have been reclassified to discontinued operations.

RESULTS OF OPERATIONS
---------------------

FISCAL YEAR ENDED SEPTEMBER 30, 2006 COMPARED TO FISCAL YEAR ENDED SEPTEMBER 30, 2005

         The Company's sales increased 66.8%, or $37.0 million, to $92.4 million in fiscal 2006 from $55.4 million in fiscal 2005. Carbon fiber sales increased 90.4%, or $31.2 million, to $65.7 million in fiscal 2006 from $34.5 million in fiscal 2005 as production and sales of wind energy orders continued to grow and the demand for the Company's milled and chopped products significantly increased from prior years. The Company's sales benefited from the newly added capacity in Hungary of six carbon fiber lines, continued improvement of the Abilene facility production and price increases which took effect during the fiscal 2006 third quarter. Technical fiber sales increased 27.9%, or $5.5 million, to $25.2 million in fiscal 2006 from $19.7 million in fiscal 2005. Technical fiber sales increased as aircraft brake and automotive customers increased orders for heat resistance applications. Miscellaneous sales, primarily consisting of water treatment and electrical services in Hungary, increased 25.0%, or $0.3 million, to $1.5 million in fiscal 2006 from $1.2 million in fiscal 2005.

         The Company's cost of sales (including available unused capacity costs of $2.3 million in 2005) increased by 26.8%, or $14.8 million, to $70.0 million in fiscal 2006 from $55.2 million in fiscal 2005. Carbon fiber cost of sales increased by 34.6%, or $12.7 million, to $49.4 million for fiscal 2006 from $36.7 million for fiscal 2005. The increase in carbon fiber cost of sales reflected increased sales, offset by the improvement in margins resulting from reduced costs related to the start-up operating inefficiencies of the installed carbon fiber lines at the Abilene, Texas facility. Technical fiber cost of sales increased $3.8 million, or 25.1%, to $19.2 million for fiscal 2006 from $15.4 million for fiscal 2005. The increase in technical fiber cost of sales was a reflection of the increase in sales. The cost of sales of the other products increased $0.6 million to $1.4 million from $0.8 million for fiscal 2005.

         During fiscal 2005, the Company incurred costs related to the unused productive capacity for carbon fibers at the Abilene, Texas facility and prepreg operation. These costs included depreciation and other overhead associated with the unused capacity. These costs, which were separately identified on the statement of operations, were approximately $2.3 million in fiscal 2005. During the first quarter of fiscal 2006, the increased orders and increased efficiency rates resulted in the unused capacity costs being fully absorbed into cost of sales.

         Application and market development costs were $4.9 million in fiscal 2006 and $3.3 million in fiscal 2005. These costs included product and market development efforts, product trials and sales and product development personnel and related travel. Targeted emerging applications include automobile components, fire/heat barrier and alternate energy technologies. The increase included application development of the towpreg product at the Company's prepreg facility in Utah.

         A special non-recurring charge of $22.8 million was recorded in the fourth quarter of 2006 related to the SP Systems case. The expenses included $1.0 million legal fees incurred in fiscal 2006, $0.7 million for estimated legal fees for the appeal process and $21.1 estimated damages. The Company is vigorously defending against this case. Although the litigation process is inherently uncertain, the Company believes it has grounds for the judgment to be substantially reduced or, possibly, overturned entirely.

         Selling, general and administrative expenses for continuing operations were $10.4 million in fiscal 2006 compared to $4.5 million in fiscal 2005. The increase related to staffing of management positions that have been filled to meet the new demands of the growing sales and production volume and costs related to compliance with the Sarbanes-Oxley Act's requirements. In 2005, $2.5 million of corporate headquarters costs were allocated to businesses later classified as discontinued operations. In 2006, these expenses were wholly absorbed by continuing operations. The Company also recorded $1.0 million for the cost of employee services received in exchange for equity instruments under SFAS 123-R during fiscal 2006. In the second quarter of fiscal 2006, the Company accrued a charge of $0.5 million representing management's estimate of the liability associated with an ongoing lawsuit unrelated to the SP case.

         Operating loss increased $8.1 million, from $7.6 million in fiscal 2005 to $15.7 million in fiscal 2006, primarily related to a non-recurring litigation charge of $22.8 million related to the SP Systems case. Carbon fiber operating income improved from a loss of $8.2 million in fiscal 2005 to income of $10.4 million in fiscal 2006. The improvement related to the increase in production and sales as the Company added new capacity at its Hungarian facility, increased prices and improved production efficiency at its Abilene facility. The operating income in technical fibers improved from income of $2.7 million in fiscal 2005 to $4.6 million in fiscal 2006 due to increased orders from the European aircraft brake customers and new sales within the automotive heat resistance applications. Other products/ headquarters operating loss increased from a loss of $2.1 million in fiscal 2005 to a loss of $30.7 million in fiscal 2006 due to a special non-recurring charge of $22.8 million related to the SP Systems case, corporate headquarters costs previously allocated to businesses later classified as discontinued operations, staffing of management positions that have been filled to meet the new demands of the growing sales and production volume and costs related to compliance with the Sarbanes-Oxley Act's requirements. In the second quarter of fiscal 2006, the Company accrued a charge of $0.5 million in respect of a contingent liability related to a lawsuit. The Company recorded $1.0 million for the cost of employee services received in exchange for equity instruments under SFAS 123-R in fiscal 2006. The Company's consolidated operating income was benefited by the newly added capacity in Hungary of six carbon fiber lines, the improvement in Abilene's operations and price increases which took effect during the 2006 second quarter.

         Interest expense was approximately $2.6 million in fiscal 2006 compared to $3.0 million in the corresponding period of fiscal 2005. The decrease in interest resulted from higher debt levels after the Company's refinancing transactions offset by an increase of $3.1 million in capitalized interest cost related to the expansion of the Company's carbon fiber lines (see "--Liquidity and Capital Resources"). Due to the limited variable rate debt, the impact of the increase in market interest rates was immaterial.

         Amortization of financing fees and debt discounts, which are non-cash expenses, were approximately $16.5 million for fiscal 2006 compared to $8.5 million for fiscal 2005. The increase in amortization resulted from the expensing of $6.8 million of a beneficial conversion feature related to a partial conversion in June 2006 of the September 2005 issuance and full conversion in May 2006 of the February 2005 issuance and the $3.3 million discount related to the issuance of 111,113 warrants to purchase the Company's shares at $0.01 per share (see "--Liquidity and Capital Resources").

         Loss on value of warrants and conversion feature, which is a non-cash item, increased $12.7 million from a loss of $16.6 million in fiscal 2005 to a loss of $29.3 million in fiscal 2006 (see "--Liquidity-- Financing"). The increase in the loss was attributable to the increase in the market price of the Company's common stock during fiscal 2006 compared to fiscal 2005 over the exercise prices of applicable underlying securities.

         Other expense, net, was of $1.0 million in fiscal 2006 compared to $1.9 million for fiscal 2005. The decrease in the foreign currency transactional loss during fiscal 2006 was due to the Hungarian Forint becoming stronger during 2006 compared to the Euro and Pound Sterling in which the Company buys most raw materials.

         Income tax expense was $0.9 million for fiscal 2006 compared to $0.7 million for the corresponding period in the prior year. A valuation allowance was recorded against the income tax benefit resulting from the pre-tax loss in both fiscal 2006 and 2005 due to uncertainties in the Company's ability to utilize net operating loss carryforward in the future. The expense for both fiscal 2005 and 2006 related to local taxes for the Hungarian facility.

         The foregoing resulted in a loss from continuing operations of $65.8 million for fiscal 2006 compared to a loss of $38.2 million for fiscal 2005. Similarly, the Company reported a loss from continuing operations per share of $2.91 and $2.12 on a basic and diluted basis for fiscal 2006 and 2005, respectively. The weighted average common shares outstanding was 22.6 million and 18.1 million for fiscal 2006 and 2005, respectively.

         The loss from discontinued operations of $0.04 million for fiscal 2006 compares to a loss of $2.2 million for fiscal 2005. The decrease in sales was offset by a significant decrease in cost during fiscal 2006 as the Company liquidated existing inventory balances. The Company reported a loss from discontinued operations per share of $0.00 and $0.12 on a basic and diluted basis for fiscal 2006 and 2005, respectively.

FISCAL YEAR ENDED SEPTEMBER 30, 2005 COMPARED TO FISCAL YEAR ENDED SEPTEMBER 30, 2004

         The Company's sales increased 60.6%, or $20.9 million, to $55.4 million in fiscal 2005 from $34.5 million in fiscal 2004. Carbon fiber sales increased 88%, or $16.1 million, to $34.5 million in fiscal 2005 from $18.4 million in fiscal 2004 as production and sales of wind energy orders continued and the demand for the Company's milled and chopped products significantly increased from prior years. Technical fiber sales increased 33%, or $4.9 million, to $19.7 million in fiscal 2005 from $14.8 million in fiscal 2004. Technical fiber sales increased as the Company had a significant increase in orders from aircraft brake customers. Sales from the Other business segment, primarily consisting of water treatment and electrical services, decreased 7.7%, or $0.1 million, to $1.20 million in fiscal 2005 from $1.30 million in fiscal 2004 as the sales of the Company's Netlon division in Hungary decreased due to pricing pressures from competitors.

         The Company's cost of sales (including available unused capacity costs) increased by 64%, or $21.6 million, to $55.2 million in fiscal 2005 from $33.6 million in fiscal 2004. Carbon fiber cost of sales increased by 94%, or $18.9 million, to $39.0 million for fiscal 2005 from $20.1 million for fiscal 2004. The increase in carbon fiber cost of sales reflected increased sales, as well as a significant amount of the cost of sales attributable to start-up and post start-up operating inefficiencies of the installed carbon fiber lines at its Abilene, Texas facility. The difficulties were due in large part to the inability to recruit and train qualified workers and managers at the plant which had been dormant for several years. Technical fiber cost of sales increased $2.9 million, or 23%, to $15.4 million for fiscal 2005 from $12.5 million for fiscal 2004. The increase in technical fiber cost of sales was a reflection of the increase in sales. The cost of sales of the Other segment decreased $0.30 million to $0.8 million compared to fiscal 2004.

         During fiscal 2004 and 2005, the Company continued to incur costs related to the unused productive capacity for carbon fibers at the Abilene, Texas facility and prepreg operation. These costs included depreciation and other overhead associated with the unused capacity. These costs, which were separately identified on the statement of operations, were approximately $2.3 million during fiscal 2005 and $4.5 million in fiscal 2004. The Company believes it was necessary to maintain available capacity to encourage development of significant new large-scale applications. With the increased orders during fiscal 2005, unused capacity costs continued to decrease significantly during the fiscal year and were substantially absorbed in ongoing operations by the end of fiscal 2005.

         Application and market development costs were $3.3 million in fiscal 2005 and $3.1 million in fiscal 2004. These costs included product and market development efforts, product trials and sales and product development personnel and related travel. Targeted emerging applications include automobile components, fire/heat barrier and alternative energy technologies.

         Selling, general and administrative expenses were $4.5 million in fiscal 2005 compared to $3.4 million in fiscal 2004. The increase related to staffing of management positions that have been filled to meet the new demands of the growing sales and production volume and costs related compliance with the Sarbanes-Oxley Act's requirements.

         Operating loss was $7.6 million in fiscal 2005 compared to a loss of $5.5 million in fiscal 2004, an increase of $2.1 million. Carbon fiber operating loss increased from a loss of $5.8 million in fiscal 2004 to a loss of $8.2 million in fiscal 2005. These losses also included approximately $7.5 million of costs which management estimates were attributable to the start-up and post start-up operating inefficiencies of the installed carbon fiber lines the Abilene, Texas facility. The operating income in technical fibers increased from $1.1 million in fiscal 2004 to $2.7 million in fiscal 2005 as sales of technical fibers in our core aircraft brake business increased over fiscal 2004. Corporate headquarters' operating loss increased from $0.9 million in fiscal 2004 to $2.1 million in fiscal 2005 due to staffing of management positions that have been filled to meet the new demands of the growing sales and production volume and costs related to compliance with the Sarbanes-Oxley Act's requirements. The increase in the Company's total operating loss was principally a result of the inefficiencies of the Abilene, Texas facility and the effort to expand production of Hungarian precursor lines.

         Interest expense was approximately $3.0 million in fiscal 2005 compared to $3.4 million in the corresponding period of fiscal 2004. The decrease in interest resulted from higher debt levels after the Company's refinancing transactions offset by the capitalization of interest cost of $1.2 million related to the expansion of the Company's carbon fiber lines (see "--Liquidity and Capital Resources"). Due to the limited variable rate debt, the impact of the increase in market interest rates was immaterial.

         Amortization of financing fees, which are non-cash expenses, was approximately $8.5 million in fiscal 2005 compared to $2.6 million in fiscal 2004. The increase in amortization resulted from the Company's issuing additional convertible debt which increased expenses by $5.9 million, refinancing transactions as the Company wrote off the unamortized portion of deferred financing expense of $0.4 million and incurred a prepayment fee of $0.3 million to pay off an existing mortgage note (see "--Liquidity and Capital Resources").

         Loss on value of warrants and beneficial conversion feature, which is a non-cash item, increased $11.7 million from a loss of $4.9 million in fiscal 2004 to a loss of $16.6 million in fiscal 2005 (see "--Liquidity-- Financing"). The increase in the loss was attributable to the increase in the market price of the Company's common stock during fiscal 2005 compared to fiscal 2004 and a larger balance of outstanding convertible notes and warrants.

         Other income/expense, net, was a loss of $1.9 million in fiscal 2005 compared to a loss of $0.2 million for fiscal 2004. The increase in the foreign currency transactional loss during fiscal 2005 was due to the Hungarian Forint becoming much weaker during 2005 compared to the Euro and Pound Sterling in which the Company buys most raw materials.

         Income tax expense was $0.7 million for fiscal 2005 compared to $0.4 million for the corresponding period in the prior year. A valuation allowance was recorded against the income tax benefit resulting from the pre-tax loss in both fiscal 2005 and 2004 due to uncertainties in the Company's ability to utilize net operating loss carryforward in the future. The expense for fiscal 2005 related to local taxes for the Hungarian facility.

         The foregoing resulted in a loss from continuing operations of $38.7 million for fiscal 2005 compared to a loss of $17.2 million for fiscal 2004. Similarly, the Company reported a loss from continuing operations per share of $2.14 and $1.05 on a basic and diluted basis for fiscal 2005 and 2004, respectively. The weighted average common shares outstanding were 18.1 million and 16.4 million for fiscal 2005 and 2004, respectively.

         The loss from discontinued operations of $1.7 million for fiscal 2005 compares to a loss of $5.6 million for fiscal 2004. The significant decrease in sales was offset by a significant decrease in cost during fiscal 2005 as the Company sold off its prior existing inventory balance of its acrylic fiber business and slowed production of its CMC division as it shut down at year-end fiscal 2005. The Company reported a loss from discontinued operations per share of $0.09 and $0.35 on a basic and diluted basis for fiscal 2005 and 2004, respectively.

LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

Convertible Debt

         During the fiscal year ended September 30, 2006, the investors converted $47.3 million principal and interest amount of the convertible debt privately placed in the February 2003, October 2004, February 2005 and September 2005 issuances into 4,738,486 shares of common stock, which was recorded into equity. The Company also recorded into equity the fair market value of the conversion feature at the time of conversion of the debt issued in the October 2004 and February 2005 issuances, which was valued at $57.5 million and offset by a reduction to equity of $10.2 million for the unamortized portion of the debt discount. Also, at the time of conversion, the Company reclassified the unamortized deferred financing cost of $1.4 million related to these issuances into additional paid-in capital. The February 2005 issuance also had a beneficial conversion feature, of which $6.8 million was unamortized at the time of conversion and was recorded as an expense into amortization of financing fees and debt discount. Subsequent to these conversions, the October 2004 and February 2005 issuances have been fully converted into the Company's common stock.

         In September 2005, Zoltek entered into an agreement for a new financing; a convertible debenture package of up to $50 million in a private placement with a group of institutional investors. In April 2006, the Company amended the September 2005 financing package to provide for an additional $10.0 million funding. In order to match the cash needs to support the Company's planned expansion, the financing arrangements provided for the funding to occur in six separate closings discussed in the following paragraphs. These financings are collateralized by the carbon fiber assets of the Company's Hungarian subsidiary.

         The closing on September 30, 2005 included a draw down of $5.0 million. The borrowing matures 42 months from the closing date and bears interest at a fixed rate of 7.5% annum. The debentures are convertible into Zoltek common stock of 400,000 shares at a conversion price of $12.50 per share. The debentures were issued with five-year warrants that give holders the right to purchase up to 140,000 shares of Zoltek common stock at an exercise price of $14.50 per share. The fair value of the debt discount associated with the warrants and conversion features at the time of issuances was $1.0 million and will be accreted to the debt's face value over the life of the convertible debentures.

         In December 2005, the Company issued convertible debentures in the aggregate principal amount of $15.0 million to institutional private equity investors. The convertible debentures had a stated maturity of 42 months and bore interest at a fixed rate of 7.5% annum. The convertible debentures are convertible into Zoltek 1,200,000 shares of common stock at a conversion price of $12.50 per share The Company also issued to the investors five-year warrants that give holders the right to purchase up to 420,000 shares of Zoltek common stock at an exercise price of $14.50 per share. The fair value of the debt discount associated with the warrants and conversion features at the time of issuances was $1.9 million and will be accreted to the debt's face value over the life of the convertible debentures.

         In February 2006, the Company issued convertible debentures in the aggregate principal amount of $10.0 million to institutional private equity investors. The convertible debentures had a stated maturity of 42 months and bore interest at a fixed rate of 7.5% annum. The convertible debentures are convertible into 765,110 shares of Zoltek common stock at a conversion price of $15.16 per share The Company also issued to the investors five-year warrants that give holders the right to purchase up to 267,789 shares of Zoltek common stock at an exercise price of $15.16 per share. The fair value of the debt discount associated with the warrants and conversion features at the time of issuances was $4.6 million and will be accreted to the debt's face value over the life of the convertible debentures.

         In May 2006, the Company issued convertible debentures in the aggregate principal amount of $20 million to institutional private equity investors. The convertible debentures had a stated maturity of 42 months and bore interest at a fixed rate of 7.5% annum. However, after 18 months, the interest rate will be LIBOR plus 4% per annum. The convertible debentures are convertible into 784,006 shares of Zoltek common stock at a conversion price of $25.51 per share The Company also issued to the investors five-year warrants that give holders the right to purchase up to 274,406 shares of Zoltek common stock at an exercise price of $28.06 per share. The fair value of the debt discount associated with the warrants and conversion features at the time of issuances was $17.1 million and will be accreted to the debt's face value over the life of the convertible debentures.

         In July 2006, the Company issued convertible debentures in the aggregate principal amount of $2.5 million to institutional private equity investors. The convertible debentures had a stated maturity of 42 months and bore interest at a fixed rate of 7.5% annum. However, after 18 months, the interest rate will be LIBOR plus 4% per annum. The convertible debentures are convertible into 98,000 shares of Zoltek common stock at a conversion price of $25.51 per share The Company also issued to the investors five-year warrants that give holders the right to purchase up to 34,370 shares of Zoltek common stock at an exercise price of $28.06 per share. The fair value of the debt discount associated with the warrants and conversion features at the time of issuances was $1.7 million and will be accreted to the debt's face value over the life of the convertible debentures.

         In October 2006, the Company issued convertible debentures in the aggregate principal amount of $7.5 million to institutional private equity investors. The convertible debentures had a stated maturity of 42 months and bore interest at a fixed rate of 7.5% annum. However, after 18 months, the interest rate will be LIBOR plus 4% per annum. The convertible debentures are convertible into 294,002 shares of Zoltek common stock at a conversion price of $25.51 per share The Company also issued to the investors five-year warrants that give holders the right to purchase up to 102,835 shares of Zoltek common stock at an exercise price of $28.06 per share.

         As part of the amended financing agreement, Zoltek reduced the conversion price on its outstanding convertible debt in the aggregate principal amount of $20.0 million issued in October 2004 from $12.00 to $9.50 per share, with the requirement that conversion take place within 30 days of the December closing. In connection with the April 2006 amendment, the investors converted the $20.0 million convertible notes previously issued in February 2005 into approximately 1,000,000 shares of common stock and exercised associated warrants for 1,052,000 shares related to October 2004 and February 2005 issuances. The Company also issued the investors up to 111,113 shares of common stock at an exercise price of $.01 per share. The fair value of the $0.01 per share warrants at the time of issuance was $3.3 million and was expensed in amortization of financing fees and debt discount during the third quarter of 2006.

Bond Related to SP Systems Case

         The Company will have to post a bond of approximately $40.0 million during the appeals process, or a lesser amount if its post-trial motion to reduce the amount of the judgment is granted. The Company has raised the funding necessary for the bond with a $10.0 million loan collateralized by certain real estate of the Company at an interest rate of 7.5% with a due date of January 1, 2008, a $10.0 million loan from the Company's Chief Executive Officer at the Chief Executive Officer's cost of funds rate due January 2, 2008, the proceeds from the exercise of 827,789 warrants for $11.9 million by existing institutional shareholders and the remainder with the Company's cash on hand. There are no financial covenants associated with the $10 million loan with the bank or the $10 million loan from the Company's Chief Executive Officer. Additionally, the $10 million term loan with the bank is guaranteed by the Company's Chief Executive Officer. This guarantee will remain in place until certain conditions of the credit agreement are fulfilled, primarily the delivery of appraisals related to the real-estate properties collateralized with the term loan.

Revolving Credit Facility

         The credit facility consists of a revolving credit and term loan with maximum available borrowings of $5.5 million of which $1.7 million and $5.5 million were available as of September 30, 2005 and June 30, 2006, respectively. In December 2006, the Company extended this line of credit until January 1, 2008. The renewal of the credit facility included an amendment which increased the amount available under the original revolving credit facility from $5.5 million to $6.7 million and established a new $10.0 million term loan, collateralized by certain properties of the Company. The amendment also provided that the $6.6 million letter of credit previously collateralized by the Company's cash and cash equivalents and presented as restricted cash in the Company's consolidated balance sheet will be collateralized by the availability under the $6.7 million revolving credit facility thereby eliminating the cash restriction. The Company believes the financing currently available is sufficient to fund near-term liquidity needs but its capacity expansion plans for fiscal 2007 and beyond will require additional debt and equity financing. The Company will be required to post a $40.0 million bond in order to appeal the verdict of a judgment rendered in November or a lesser amount if its post-trial motion to reduce the amount of the judgment is granted. While the Company has secured the funding for the bond, it has used certain funding sources which were expected to be utilized to fund the Company's expansion program. Accordingly, the Company may be required to seek alternative sources of funding for its expansion and such funding may be at a cost or in an amount that may limit the Company's ability to meet the expansion program's capacity.

Fiscal 2005 Financing Activity
------------------------------

         During the quarter ended March 31, 2005, the investors converted $13.0 million of convertible debt issued in the January and March 2004 transaction into 2,230,011 shares of common stock which was recorded into equity. The Company also recorded into equity at the time of conversion the fair market value of the conversion feature at the time of conversion of the debt issued in the January and March 2004 issuances, which was valued at $24.5 million which was offset by a reduction to equity of $5.5 million for the unamortized portion of the debt discount. Also, at the time of conversion the Company wrote off the unamortized deferred financing cost of $0.4 million related to these issuances into additional paid-in capital.

         In February 2005, the Company issued convertible debentures in the aggregate principal amount of $20.0 million to institutional private equity investors. The convertible debentures have a stated maturity of 42 months and bear interest at a variable rate of six-month LIBOR plus 4% which was 7.5% at March 2005, and are presently convertible into 1,000,000 shares of common stock at a conversion price of $20.00 per share. The Company also issued to the investors four-year warrants to purchase an aggregate of 457,142 shares of common stock of the Company at an exercise price of $17.50 per share. The fair value of the debt discount associated with the warrants and conversion feature of the debt at the time of issuance was $15.3 million and will be amortized over the life of the convertible debt. Proceeds from issuance of these convertible debentures were used to repay mortgage debt of $6.0 million and the balance to expand the capacity of carbon fiber operations to meet demand. The repayment of the $6.0 million mortgage note had a stated maturity of three years and bore interest at a rate of LIBOR plus 11% with a LIBOR floor of 2%. The Company paid a prepayment fee of $0.3 million, which was expensed to the Company's statement of operations at the repayment date. The Company also wrote off the unamortized amount of the deferred financing cost related to the original issuances of the note of $0.4 million.

         In October 2004, the Company issued convertible debentures in the aggregate principal amount of $20.0 million to institutional private equity investors. The convertible debentures have a stated maturity of 42 months and bear interest at 7.5% per annum and were initially convertible into 1,666,666 shares of common stock at a conversion price of $12.00 per share. In connection with the September 2005 issuance the conversion price was adjusted to $9.50 per share, resulting in the potential issuance of 2,105,263 shares upon conversion. The Company also issued to the investors six-year warrants to purchase an aggregate of 500,000 shares of common stock of the Company at an exercise price of $13.00 per share. The fair value of the debt discount associated with the warrants and conversion feature of the debt at the time of issuance was $10.2 million and will be amortized over the life of the convertible debt. Proceeds from issuance of these convertible debentures were used to reduce existing Hungarian bank debt by $12.0 million and the balance for working capital purposes which allowed the Company to refinance the remaining Hungarian bank debt to a three-year term loan for $3.0 million with no financial covenants going forward.

         As part of the amended financing agreement, Zoltek reduced the conversion price on its outstanding convertible debt in the aggregate principal amount of $20.0 million issued in October 2004 from $12.00 to $9.50 per share, with the requirement that conversion take place within 30 days of the second closing. In connection with the April 2006 amendment, the institutional investors converted the $20.0 million convertible notes previously issued in February 2005 into approximately 1,000,000 shares of common stock and exercised associated warrants for 1,052,000 shares related to October 2004 and February 2005 issuances. The Company also issued the investors up to 111,113 shares of common stock at an exercise price of $.01 per share. The fair value of the $0.01 per share warrants at the time of issuance was $3.3 million and was expensed in amortization of financing fees and debt discount during the third quarter of 2006.

Fiscal 2004 Financing Activity
------------------------------

         In January 2004, the Company issued and sold convertible debentures in the aggregate principal amount of $7.0 million to institutional private equity and other investors (including $250,000 to each of Mr. Rumy and Mr. McDonnell who were members of the Company's Board of Directors). The convertible debentures have a stated maturity of 30 months and bear interest at 6% per annum and are convertible into 1,295,954 shares of common stock at the date of issuance at a conversion price of $5.40 per share for each investor other than Messrs. Rumy and McDonnell and $5.42 per share for each of Messrs. Rumy and McDonnell. The Company also issued to the investors five-year warrants to purchase an aggregate of 323,994 shares of common stock of the Company at an exercise price of $5.40 per share for each investor other than Messrs. Rumy and McDonnell and $5.42 per share for each of Messrs. Rumy and McDonnell. The fair value of the debt discount associated with the warrants and the conversion feature, at the time of issuance, was $3.0 million and will be amortized over the life of the convertible debt. Proceeds from the issuance of these convertible debentures were used for working capital purposes.

         As part of the Company's January 2004 refinancing, the bank lender to the Company's Hungarian subsidiary amended certain financial covenants and extended the maturity date of its loan to December 31, 2004. In connection with such actions, the bank required that the Company make arrangements to settle intercompany accounts payable by Zoltek U.S. operations to its Hungarian subsidiary in the amount of approximately $2.8 million. The bank was unwilling to keep open its offer to restructure Zoltek Rt.'s loans until after the Company's January 2004 refinancing package was completed. Prior to the refinancing, the Company did not have cash on hand or available borrowings that would enable it to make the settlement of the intercompany accounts required by the Hungarian bank. In order to proceed expeditiously to resolve the Company's financing requirements, Zsolt Rumy, the Company's Chief Executive Officer and a director of the Company, in December 2003 loaned the Company $1.4 million in cash and posted a $1.4 million letter of credit for the benefit of the Company. This arrangement was approved by the Company's board of directors and audit committee. The loan by Mr. Rumy bore interest on the amount advanced and the notional amount of the letter of credit at a rate per annum equal to LIBOR plus 11% with a LIBOR floor of 2%, the same interest rate as the mortgage financing discussed below. As a result of the Company completing the refinancing transactions making available the cash to settle the intercompany accounts, the letter of credit was released. After converting $250,000 into convertible debt as part of the January 2004 financing, the remaining $1.15 million loan was repaid during the third quarter of fiscal 2004.

         Also in January 2004, the Company entered into a mortgage note with a bank in the aggregate principal amount of $6.0 million. The note has a stated maturity of three years and bears interest at a rate of LIBOR plus 11% with a LIBOR floor of 2%. The note provided for payment of interest only on a monthly basis with principal balance due at time of maturity. The loan is collateralized by a security interest in the Company's headquarters facility and its two U.S. manufacturing facilities that produce carbon and technical fibers. The proceeds of this transaction were used to pay down debt of $6.0 million with its U.S. bank. Of such proceeds, $0.5 million was held in an escrow account to be released when the Company completed certain post-closing requirements. The Company completed these requirements during the third quarter of fiscal 2004 and the $0.5 million was released from escrow.

         In March 2004, the Company issued and sold convertible debentures in the aggregate principal amount of $5.75 million to institutional private equity investors and Mr. Dill ($750,000) who is member of the Company's board of directors. The convertible debentures have a stated maturity of 30 months and bear interest at 6% per annum and have been converted into 895,908 shares of common stock at a conversion price of $6.25 per share for each investor other than Mr. Dill and $7.82 per share for Mr. Dill. The Company also issued to the investors five-year warrants to purchase an aggregate of 223,997 shares of common stock of the Company at an exercise price of $7.50 per share for each investor other than Mr. Dill whose warrants have an exercise price of $7.82 per share. The fair value of the debt discount associated with the warrants and conversion feature, at the time of issuance, was $5.7 million and will be amortized over the life of the convertible debt. Proceeds from the issuance of these convertible debentures are being used for working capital and capital expenditures.

Fiscal 2003 Refinancing Activity
--------------------------------

         The Company executed an amended credit facility agreement, dated as of February 13, 2003, with the U.S. bank. The amended credit facility agreement is structured as a term loan in the amount of $3.5 million (originally due February 13, 2005) and a revolving credit loan in the amount of $5.0 million (originally due January 31, 2004). The Company repaid $5.0 million of this loan from the proceeds of the sale of subordinated convertible debentures as discussed above. Borrowings under the amended facility were based on a formula of eligible accounts receivable and inventories of the Company's U.S.-based subsidiaries. The outstanding loans under the agreement bear interest at the prime interest rate plus 2% per annum. The loan agreement contains quarterly financial covenants related to borrowings, working capital, debt coverage, current ratio and capital expenditures. Total borrowings under the revolving credit agreement were $3.8 million and the available credit under this agreement was $1.7 million at September 30, 2005.

         The Company also entered into a debenture purchase agreement, dated as of February 13, 2003, under which the Company issued and sold to 14 investors, including certain directors, subordinated convertible debentures in the aggregate principal amount of $8.1 million. The subordinated convertible debentures have stated maturities of five years, bear interest at 7.0% per annum and are convertible into an aggregate of 2,314,286 shares of common stock of the Company at a conversion price of $3.50 per share. The Company also issued to the investors five-year warrants to purchase an aggregate of 405,000 shares of common stock of the Company at an exercise price of $5.00 per share. The fair value of the warrants, at the time of issuance, was estimated to be $376,650. Proceeds from the issuance of these convertible debentures were used to repay existing borrowings as well as for working capital.

         Each issuance of convertible debt is summarized in the table below which sets forth the significant term of the debt, warrants and assumptions associated with valuing the conversion feature and warrants:

                         CONVERTIBLE DEBT ISSUANCES FISCAL 2003 THROUGH FISCAL 2005
                         ----------------------------------------------------------
                                          FEBRUARY    JANUARY    MARCH      OCTOBER     FEBRUARY   SEPTEMBER
                                            2003(1)     2004      2004        2004        2005       2005(1)
                                            ----        ----      ----        ----        ----       ----

Amount of debenture (millions)......      $8.1       $7.0       $5.75       $20.0       $20.0      $5.0
Per share conversion price on
  debenture.........................      $3.25      $5.40      $6.25       $12.00      $20.00     $12.50
Interest rate.......................      7.0%       6.0%       6.0%        7.0%        7.5%       7.5%
Term of debenture...................      60 months  30 months  30 months   42 months   42 months  42 months
Warrants issued.....................      405,000    323,995    230,000     500,000     457,142    140,000
Term of warrants....................      60 months  48 months  48 months   72 months   48 months  60 months
Per share exercise price of
  warrants..........................      $5.00      $5.40      $7.50       $13.00      $17.50     $14.50
Fair value per warrant at
  issuance..........................      $0.93      $2.27      $5.43       $6.02       $10.47     $9.34
Value per share conversion
  feature at issuance...............      $3.11      $1.78      $5.06       $4.31       $10.47     $9.91
Stock price on date of agreement....      $1.58      $5.40      $9.53       $9.60       $16.68     $13.15
Stock volatility at issuance........      100%       50%        61%         75%         84%        205%
Dividend yield......................      0.0%       0.0%       0.0%        0.0%        0.0%       0.0%
Risk-free interest rate at issuance.      3.0%       2.78%      2.44%       3.71%       3.46%      4.25%
Converted...........................      Partial    Yes        Yes         Yes         Yes        Partial
Warrants exercised..................      Partial    Yes        Yes         Yes         Yes        Yes

                         CONVERTIBLE DEBT ISSUANCES FISCAL 2006 THROUGH FISCAL 2007
                         ----------------------------------------------------------
                                          DECEMBER   FEBRUARY     MAY        JULY       OCTOBER
                                            2005(1)    2006(1)    2006(1)    2006(1)     2006(1)
                                            ----       ----       ----       ----        ----
Amount of debenture (millions)......      $15.0      $10.0      $20.0      $2.5        $7.5
Per share conversion price on
  debenture.........................      $12.5      $13.07     $25.51     $25.51      $25.51
Interest rate.......................      7.5%       7.5%       7.5%       7.5%        7.5%
Term of debenture...................      42 months  42 months  42 months  42 months   42 months
Warrants issued.....................      420,000    267,789    274,406    34,370      102,835
Term of warrants....................      60 months  60 months  60 months  60 months   60 months
Per share exercise price of
  warrants..........................      $14.50     $15.16     $28.06     $28.06      $28.06
Fair value per warrant at
  issuance..........................      $5.92      $10.56     $26.03     $23.89      $22.13
Value per share conversion
  feature at issuance...............      $10.72     $10.20     $18.80     $19.21      $19.57
Stock price on date of agreement          $8.80      $13.99     $32.25     $29.28      $26.81
Stock volatility at issuance........      96%        99%        106%       111%        117%
Dividend yield......................      0.0%       0.0%       0.0%       0.0%        0.0%
Risk-free interest rate at issuance.      4.28%      4.28%      4.88%      4.88%      4.65%
Converted...........................      No         No         No         No          No
Warrants exercised..................      Yes        Yes        No         No          No

(1) The warrants issued in connection with the February 2003, September 2005, December 2005, February 2006, May 2006, July 2006 and October 2006 convertible issuances meet the criteria of EITF 00-19 for equity classification, as they do not contain similar registration rights obligations with respect to the underlying shares. Accordingly, the conversion features do not require derivative accounting. The September 2005, February 2006, May 2006, July 2006 and October 2006 issuances do have a beneficial conversion feature; however, the February 2003 and December 2005 issuances have no beneficial conversion feature.

Warrant and Conversion Features
-------------------------------

         In January, March and October of 2004 and February 2005, the Company issued convertible notes and warrants which would require the Company to register the resale of the shares of common stock upon conversion or exercise of these securities. Since the effective registration of the securities underlying the conversion feature and warrants is an event outside of the control of the Company, the Company recorded the fair value of the conversion feature and warrants as long-term liabilities as it was assumed that the Company would be required to net-cash settle the underlying securities. The Company is required to carry these embedded derivatives on its balance sheet at fair value and unrealized changes in the values of these embedded derivatives were reflected in the consolidated statement of operations as "Gain (loss) on value of warrants and conversion feature." The Company accounted for the fair value of these outstanding warrants to purchase common stock and conversion feature of its convertible notes in accordance with SFAS No. 133 "Accounting For Derivative Instruments And Hedging Activities" and EITF Issue No. 00-19 "Accounting For Derivative Financial Instruments Indexed To And Potentially Settled In A Company's Own Stock." The gain or loss related to these securities is based on changes in the Company's stock price during the period. As the Company's stock price increased the value of the derivative security increased, therefore the Company recorded a loss. As the Company's stock price decreased the value of the derivative security decreased, therefore the Company recorded a gain. When the convertible security was converted, the underlying liability of derivative was removed from long-term debt and recorded as an increase to the Company's equity. As a result of the above-described amendment of the convertible debt financing package in April 2006 and the transactions contemplated thereby, the derivative accounting treatment described above was terminated in the quarter ended June 30, 2006. See table below for impact on the financial results for the year-end financial results ended September 30, 2006, 2005 and 2004 (amounts in thousands).

                                                                  FISCAL YEAR ENDED SEPTEMBER 30, 2006
                                                                  ------------------------------------
                                                                                CONVERSION
                                                                 WARRANTS        FEATURES        TOTAL
                                                                 --------        --------        -----

         January 2004 issuance - mark to market ................ $ (1,413)       $      -       $ (1,413)
         March 2004 issuance - mark to market ..................     (730)              -           (730)
         October 2004 issuance - mark to market.................   (2,902)         (5,671)        (8,573)
         February 2005 issuance - mark to market................   (1,788)        (16,799)       (18,587)
                                                                 --------        --------       --------
                  Loss on value of warrants and
                    conversion feature.......................... $ (6,833)       $(22,470)      $(29,303)
                                                                 ========        ========       ========

                                                                 FISCAL YEAR ENDED SEPTEMBER 30, 2005
                                                                 ------------------------------------
                                                                                CONVERSION
                                                                 WARRANTS        FEATURES        TOTAL
                                                                 --------        --------        -----
         January 2004 issuance - mark to market ................ $ (1,083)       $ (8,164)      $ (9,247)
         February 2004 issuance - mark to market................     (775)         (5,684)        (6,459)
         October 2004 issuance - mark to market.................   (2,025)         (3,958)        (5,983)
         February 2005 issuance - mark to market................    1,172           3,943          5,115
                                                                 --------        --------       --------
                  Loss on value of warrants and
                    conversion feature.......................... $ (2,711)       $(13,863)      $(16,574)
                                                                 ========        ========       ========

                                                                  FISCAL YEAR ENDED SEPTEMBER 30, 2004
                                                                  ------------------------------------
                                                                                CONVERSION
                                                                 WARRANTS        FEATURES        TOTAL
                                                                 --------        --------        -----
         January 2004 issuance - mark to market ................ $ (1,109)       $ (4,039)      $ (5,148)
         February 2004 issuance - mark to market................       18             210            228
                                                                 --------        --------       --------
                  Loss on value of warrants and
                    conversion feature.......................... $ (1,091)       $ (3,829)      $ (4,920)
                                                                 ========        ========       ========

Amortization of Financing Fees and Debt Discount
------------------------------------------------

         At the time of issuance of convertible debt securities with warrants, the Company records the fair value associated with the warrants using the Black-Scholes option-pricing model. This fair value discount is recorded as a reduction in the carrying value of the convertible debt security that is accreted to its face value over the life of the convertible security and expensed into the Company's income statement. If the convertible security is converted prior to the redemption date, the unamortized debt discount associated with the valuation of the warrants is recorded as a reduction to additional paid-in capital at the time of conversion.

         As part of the April 2006 amendment to the September 2005 convertible debt issuance, the Company issued the investors five-year warrants to purchase 111,113 shares of common stock at an exercise price of $.01 per share as an inducement to the holders to convert the February 2005 issuance. The fair value of the warrants issued of $3.3 million was expensed during the quarter ended June 30, 2006 and is included in amortization of financing fees and debt discount in the statement of operations.

         The February 2005, February 2006, May 2006 and July 2006 issuances were considered to have a beneficial conversion feature because the adjusted conversion price after allocating a portion of the proceeds to the warrants, as discussed above, was less than the Company's market price of common stock at date of issue. The beneficial conversion is recorded as a reduction in the carrying value of the convertible debt security and is accreted to its face value over the life of the convertible security and expensed into the Company's income statement. If the convertible security is converted prior to the redemption date, the unamortized balance is recorded in expense at the time of conversion. During the third quarter of fiscal 2006, the February 2005 issuance, which had a beneficial conversion feature, was converted and the Company recorded an expense $5.0 million for the unamortized portion on the beneficial conversion feature which is included in amortization of financing fees and debt discount in the statement of operations.

         See the table below for impact of amortization of financing fees and debt discount on the financial results for the fiscal year 2006, 2005 and 2004 (amounts in thousands).

                                                                  FISCAL YEAR ENDED SEPTEMBER 30, 2006
                                                                  ------------------------------------
                                                                                CONVERSION
                                                                 WARRANTS        FEATURES        TOTAL
                                                                 --------        --------        -----
October 2004 issuance..........................................  $    204        $    400       $    604
February 2005 issuance.........................................       834           7,830          8,664
September 2005 issuance........................................       906               -            906
December 2005 issuance.........................................       548               -            548
February 2006 issuance.........................................       312             694          1,006
May 2006 issuance..............................................     3,524             332          3,856
July 2006 issuance.............................................        28              34             62
                                                                 --------        --------       --------
                                                                 $  6,356        $  9,290       $ 15,646
                                                                 ========        ========       ========
         Deferred financing costs..............................                                      886
                                                                                                --------
         Total.................................................                                 $ 16,532
                                                                                                ========

                                                                   FISCAL YEAR ENDED SEPTEMBER 30, 2005
                                                                   ------------------------------------
                                                                                CONVERSION
                                                                 WARRANTS        FEATURES        TOTAL
                                                                 --------        --------        -----
January 2004 issuance..........................................  $    458       $       -       $    458
March 2004 issuance............................................       863               -            863
October 2004 issuance..........................................       973           1,902          2,875
February 2005 issuance.........................................       850           1,892          2,742
                                                                 --------        --------       --------
                                                                 $  3,144       $   3,794       $  6,938
                                                                 ========        ========       ========
         Deferred financing costs..............................                                    1,531
                                                                                                --------
         Total.................................................                                 $  8,469
                                                                                                ========


                                                                   FISCAL YEAR ENDED SEPTEMBER 30, 2004
                                                                   ------------------------------------
                                                                                CONVERSION
                                                                 WARRANTS        FEATURES        TOTAL
                                                                 --------        --------        -----
January 2004 issuance..........................................  $    903       $       -       $    903
March 2004 issuance............................................     1,150               -          1,150
                                                                 --------       ---------       --------

                                                                 $  2,053       $       -       $  2,053
                                                                 ========       =========       ========
         Deferred financing costs.............................                                       524
                                                                                                --------
         Total................................................                                  $  2,577
                                                                                                ========

The carrying values of unamortized conversion features, debt discount and financing fees are as follows (amounts in thousands):

                                                                           SEPTEMBER 30, 2006
                                                                           ------------------
                                                                                CONVERSION
                                                                 WARRANTS        FEATURES        TOTAL
                                                                 --------        --------        -----
September 2005 issuance........................................  $  1,003        $      -       $  1,003
December 2005 issuance.........................................     1,894               -          1,894
February 2006 issuance.........................................     2,278           2,343          4,621
May 2006 issuance..............................................     6,899          10,187         17,086
July 2006 issuance.............................................       791             952          1,743
                                                                 --------        --------       --------
                                                                 $ 12,865        $ 13,482         26,347
                                                                 ========        ========       ========
     Debt acquisition cost and financing fees..................                                    1,582
                                                                                                --------
         Total.................................................                                 $ 27,929
                                                                                                ========


                                                                           SEPTEMBER 30, 2005
                                                                           ------------------
                                                                                CONVERSION
                                                                 WARRANTS        FEATURES        TOTAL
                                                                 --------        --------        -----
March 2004 issuance............................................  $  2,476        $  4,841       $  7,317
October 2005 issuance..........................................       724           1,612          2,336
September 2005 issuance........................................    12,513               -         12,513
                                                                 --------        --------       --------
                                                                 $ 15,713        $  6,453         22,166
                                                                 ========        ========       ========
     Debt acquisition cost and financing fees..................                                    2,315
                                                                                                --------
         Total.................................................                                 $ 24,481
                                                                                                ========

Earnings Per Share
------------------

         In accordance with SFAS No. 128, "Earnings per Share," the Company calculates diluted earnings per share including the impact of the Company's potential stock equivalents. The Company has outstanding stock options, warrants and convertible debt outstanding at September 30, 2006 and 2005 which are not included in the determination of diluted earnings per share because the impact of these potential additional shares is anti-dilutive. Had these securities been dilutive, an additional 4.3 million shares for fiscal 2006 and 6.6 million shares for fiscal 2005 would have been included in the Company's diluted earnings per share calculation.

Credit Facilities
-----------------

         US Operations - The Company's current credit facility with its U.S. bank consists of a revolving line of credit and term loan of $5.5 million, which matures January 1, 2007. The financial covenants applied to the credit facility from the U.S. bank have been waived through January 1, 2008. The availability of the revolving line of credit and term loan was $5.5 million at September 30, 2006. The Company has issued $6.6 million in letters of credit that are collateralized by the cash and cash equivalents in an equal amount and are therefore restricted. In December 2006, the Company extended this line of credit until January 1, 2008. The renewal of the credit facility included an amendment which increased the amount available under the original revolving credit facility from $5.5 million to $6.7 million and established a new $10.0 million term loan, collateralized by certain properties of the Company. The amendment also provided that the $6.6 million letter of credit previously collateralized by the Company's cash and cash equivalents and presented as restricted cash in the Company's consolidated balance sheet will be collateralized by the availability under the $6.7 million revolving credit facility thereby eliminating the cash restriction.

         Hungarian Operations - The Company's Hungarian subsidiary has a credit facility with a Hungarian bank. Total borrowings under this credit facility were $3.2 million at September 30, 2006. The credit facility is a term loan with quarterly interest payments and repayment of principal at the maturity date on December 31, 2007.

         The Company's convertible debt issuances (see Note 2) have restrictive covenants related to minimum cash balances, dividends and use of proceeds. The Company was in compliance with all restrictive covenants at September 30, 2006.

         The Hungarian government has pledged a grant of 2.9 billion HUF (approximately $14.1 million) to Zoltek's Hungarian subsidiary that will partially provide the capital resources for use in modernizing its facility, establishing a research and development center there, and supporting a rapid buildup of manufacturing capacity for both acrylic fiber precursor raw material and carbon fiber increase. As of December 27, 2006, no amount has been funded under this program. The Company will present bank guarantee statements amounting to 120% of the total amount of the subsidy (3.4 billion
HUF) in order to be granted the full amount of the subsidy. To be entitled to apply for the subsidy, during the period between October 2008 and September 2013, the Company must achieve excess export revenues amounting to an average annual sum of HUF 21,698.6 million (approximately $105.5 million), must employ an average annual number of staff of 1,200 employees and must utilize regional suppliers for at least 45% of purchases.

Cash Used By Continuing Operating Activities
--------------------------------------------

         Operating activities provided $3.3 million of cash in fiscal year 2006 compared to cash used of $7.6 million in fiscal year 2005. The improvement was the result of increased operating income, excluding the effect non-recurring litigation charge related to the SP case, as sales and margins continue to increase offset by increases in receivables as the Company's sales grew significantly during fiscal 2006 and an increase in prepaid and other assets as the Company's VAT receivable increased related to expansion activities at its Hungarian facility. Other factors contributing to the improvement were a decrease in inventory due to sales of chopped and milled fiber and an increase in accounts payable due to timing of payments to vendors working on the expansion project in Hungary. The Company anticipates improving future cash flows from operations as it gains operating efficiency at the Abilene and Hungarian manufacturing facilities.

Cash Used In Discontinued Operating Activities
----------------------------------------------

         Net cash used in discontinued operating activities was $0.5 million for fiscal 2006 as compared to a usage of $1.5 million in 2005.

Cash Used In Investing Activities
---------------------------------

         Net cash used in investing activities for fiscal year 2006 was $47.4 million which consisted of capital expenditures and an increase in restricted cash of $6.6 million for letters of credit. These capital expenditures primarily related to the expansion of the Company's precursor facility and carbon fiber operations to meet the additional demand for carbon fiber products.

         Net cash used in investing activities for fiscal 2005 was $14.8 million which included capital expenditures primarily at the Hungarian subsidiary related to expansion of its precursor facility and its carbon fiber lines.

         Historically, cash used in investing activities has been expended for equipment additions and the expansion of the Company's carbon fibers production capacity. The Company expects capital expenditures to increase in connection with the expansion of its precursor facility in Hungary and the installation of additional carbon fiber lines to meet the increased demand for carbon fiber.

Cash Provided By Financing Activities
-------------------------------------

         Net cash provided by financing activities was $55.5 million and $23.9 million for the fiscal years ended 2006 and 2005, respectively. The various cash provided by financing activities is due to the various financing transactions described above.

Future Contractual Obligations
------------------------------
         In the table below, we set forth our enforceable and legally binding obligations as of September 30, 2006. Some of the figures we include in this table are based on our estimates and assumptions about these obligations, including their durations, anticipated actions by third parties and other factors. The enforceable and legally binding obligations we will actually pay in future periods may vary from those reflected in the table because the estimates and assumptions are subjective. See Note 2 to the consolidated financial statements for discussion of the Company's debt agreements.

                                                                            LESS THAN                   4-5
                                                                  TOTAL       1 YEAR    1-3 YEARS      YEARS
                                                                ---------    -------    ---------     -------

Notes payable................................................... $ 3,293     $ 1,365     $ 1,928      $     -
Convertible debentures..........................................  53,205          -       20,700       32,505
Long-term debt, including current maturities....................   3,217                   3,217            -
                                                                 -------     -------     -------      -------
     Total debt.................................................  59,715       1,365      25,845       32,505
Operating leases................................................     231          58         173            -
                                                                 -------     -------     -------      -------
     Total debt and operating leases............................  59,946       1,423      26,018       32,505
Contractual interest payments (a)...............................  12,614       4,339       7,587          688
Accrued litigation cost (b).....................................  24,278      23,963           -            -
Purchase obligations (c)........................................   2,688       2,688           -            -
                                                                 -------     -------     -------      -------
     Total contractual obligations.............................. $99,526     $32,413     $33,605      $33,193
                                                                 =======     =======     =======      =======

        (a) Amounts represent the expected cash payment for interest on our debt.

        (b) Amount includes $21.8 million accrued for potential damages and litigation cost related to SP Systems case and $2.5 million related to other litigation costs as discussed in Note 8 to the consolidated financial statements.

        (c) Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum or variable price provisions, and the approximate timing of the transactions. Purchase obligations exclude agreements that are cancelable at any time without penalty.

The future contractual obligations and debt could be reduced by up to $65.8 million in exchange for up to 4.0 million shares of common stock if all the convertible debt was converted.

                                                   CONVERSION              LESS THAN                    4-5
                                                      PRICE       TOTAL     1 YEAR      1-3 YEARS      YEARS
                                                   ----------   ---------   -------     ---------    --------

Total contractual obligation.......................             $ 99,526    $32,413     $ 33,605     $ 33,193

February 2003 issuance.............................  $ 3.25       (2,700)         -       (2,700)           -
September 2005 issuance............................   12.50       (3,000)         -       (3,000)           -
December 2005 issuance.............................   12.50      (15,000)         -      (15,000)           -
February 2006 issuance.............................   13.07      (10,000)         -            -      (10,000)
May 2006 issuance..................................   25.51      (20,000)         -            -      (20,000)
July 2006 issuance.................................   25.51       (2,505)         -            -       (2,505)
Interest payments..................................              (12,614)    (4,339)      (7,587)        (688)
                                                                --------    -------     --------     --------
     Total contractual obligations assuming
       conversion..................................             $ 33,707    $28,074     $  5,318     $      -
                                                                ========    =======     ========     ========

         As of December 26, 2006, the last reported sale price of the Company's common stock was $19.20 per share.

         Structural Polymer Group Limited (SP Systems) and its subsidiary Structural Polymer Systems, Limited filed an action against Zoltek Corporation in the U. S. District Court for the Eastern District of Missouri, Eastern Division alleging that the Company breached a Supply Agreement relating to Zoltek's carbon fiber product known as Panex 33. The case was tried in November 2006 and on November 29, 2006, the jury in the case rendered verdicts against Zoltek Corporation in the amounts of $21.1 million and $14.9 million, respectively, which verdicts were subsequently entered as judgments against Zoltek Corporation. The Company believes that any damages should be limited to $21.1 million because the verdicts are duplicative. Zoltek Corporation is filing various post-trial motions. If such motions are unsuccessful, Zoltek Corporation intends to file an appeal with the U. S. Court of Appeals for the 8th Circuit seeking reversal or a new trial. Although the litigation process is inherently uncertain, the Company believes it has grounds for the judgment to be substantially reduced or, possibly, overturned entirely. Management, recognizing the judgment that has been rendered against the Company and the uncertainty surrounding the Company's planned appeals process, accrued $21.8 million during the fourth quarter in respect of the potential liability in this matter, which it believes is the best estimate of the liability associated with this obligation. This amount includes $21.1 million related to the aforementioned judgment and approximately $0.7 million related to legal fees. The Company has already incurred legal expenses of approximately $1.0 million. Management believes that the ultimate resolution of this litigation will not have a further material adverse effect on the Company's results of operations, financial condition or cash flow, however, if the Company's appeal is unsuccessful, the resulting settlement could materially impact the Company's results of operations, financial condition and cash flows. The Company will be required to post a bond of approximately $40.0 million during the appeals process, or a lesser amount if its post-trial motion to reduce the amount of the judgment is granted. The Company has raised the funding necessary for the bond with a $10.0 million loan collateralized by certain real estate of the Company, a $10.0 million loan from the Company's Chief Executive Officer, the proceeds from the exercise of 827,789 warrants for $11.9 million by existing institutional shareholders and the remainder with the Company's cash on hand.

         In October 2003, the Company was named as a defendant in a civil action filed in the Court of Common Pleas for Cuyahoga County, Ohio by the former owner of Hardcore Composites Operations, LLC ("Hardcore") alleging breach by Hardcore and the Company of their respective obligations under a sublease, the Company's guaranty of the sublease, and prior settlement agreement among the parties. The former owner's action claimed damages in the amount of $0.3 million for breaches by the Company of its obligations under the guaranty and the settlement agreement and, in addition, demanded $0.5 million in damages from Hardcore and the Company, jointly and severally, under the terms of the settlement agreement. In

October 2004, the Court of Common Pleas for Cuyahoga County, Ohio ruled in favor of the former owner of Hardcore Composites in the amount of $1.1 million. In prior periods, the Company has accrued $1.3 million in respect of the possible liability in this matter, which it believes is its maximum obligation under this guaranty. The Company is vigorously defending this matter. In July 2006, the Company was successful in its appeal of the lower court's ruling and the case was remanded to the Court of Common Pleas for retrial. Management believes that the ultimate resolution of this litigation will not have a further material adverse effect on the Company's results of operations, financial condition or cash flow. To date, the Company has not made any payments of any portion of this obligation, although it posted an appeal bond in the amount of $1.3 million. The Company executed a guaranty of Hardcore Composite's lease obligations of approximately $30,000 per month to the former owner. The lease of the Hardcore Composites manufacturing facility expires March 31, 2008. Hardcore no longer occupies the facility and, accordingly, in connection with the ongoing litigation with the former owner, Zoltek is asserting that Zoltek has no further ongoing guarantee obligation with respect to the lease. The Company also is the obligee on aggregate original value of unsecured promissory notes of $9.3 million in connection with the sale of Hardcore, for which a full valuation allowance has been recorded. A full valuation allowance is appropriate in light of Hardcore's current financial condition which, among other relevant factors, make the collection of the promissory notes doubtful.

         In September 2004, the Company was named a defendant in a civil action filed by a former investment banker that was retained by the Company to obtain equity investors, alleging breach by the Company of its obligations under the agreement signed by the parties. The investment banker alleges it is owed commission from the equity investment obtained by the Company from a different source. The Company has asserted various defenses, including that the investment banker breached the agreement by not performing reasonable efforts to obtain financing for the Company, and therefore, the agreement was terminated by the Company prior to obtaining new financing. A decision granting summary judgment against the Company was entered in April 2005 and a trial on damages took place in December 2005, after which a judgment was filed in May 2006 against the Company in the amount of $4.1 million in cash and an order to issue warrants to purchase 122,888 shares of the Company's common stock at various prices. To date the Company has not made payments of any portion of this obligation, although it posted an appeal bond in the amount of $6.6 million. During the second quarter of 2006, the Company accrued $0.5 million in respect of the possible liability in this matter, which it believes is its maximum obligation under this claim. Management currently believes that the ultimate resolution of this litigation will not have a material adverse effect on the Company's results of operations, financial condition or cash flow, however, if the Company's appeal is unsuccessful, the resulting settlement could materially impact the Company's results of operations. The Company is vigorously defending this matter and has filed counterclaims and an appeal.

CRITICAL ACCOUNTING ESTIMATES
-----------------------------

         Outlined below are accounting policies that Zoltek believes are key to a full understanding of the Company's operations and financial results. All of the Company's accounting policies are in compliance with U.S. generally accepted accounting principles ("GAAP").

ACCOUNTS RECEIVABLE COLLECTIBILITY

         The Company evaluates the collectibility of our accounts receivable for each of our segments based on a combination of factors. In circumstances where we are aware of a specific customer's inability to meet its financial obligations to us (e.g., bankruptcy filing or substantial downgrading of credit), we record a specific reserve for bad debts against the amounts due reducing the net recognized receivable to the amount we estimate will be collected. For all other customers, we estimate reserves for bad debts based on the length of time receivables have been past due and our experience with collection. Our bad debt expense on accounts receivables was $0.3 million for 2006 and $0.7 million for 2005.

INVENTORIES

         The Company evaluates its ending inventories for estimated excess quantities and obsolescence. This evaluation includes analyses of sales levels by product and projections of future demand within specific time horizons. Inventories in excess of future demand, if any, are reserved. Remaining inventory balances are adjusted to approximate the lower of cost on a first-in, first-out basis or market value. Cost includes material, labor and overhead. If future demand or market conditions are less favorable than the Company's projections, additional inventory write-downs may be required and would be reflected in cost of sales (excluding available unused capacity costs) on the Company's statement of operations in the period in which the revision is made.

         For several years prior to fiscal 2004, carbon fiber sales were depressed by excess capacity across the industry, distressed pricing across most existing markets and weakening economic conditions globally. These factors combined with the high level of inventories maintained by the Company, resulted in the Company reducing the cost of certain carbon fiber inventories to their lower estimated market values.

UNUSED CAPACITY COSTS

         Prior to fiscal 2005, the Company was not operating its Abilene, Texas facility at full capacity. As a result, the Company has elected to categorize certain costs related to these idle assets as unused capacity costs. Such costs totaled $2.3 million, $4.5 million and $5.7 million for fiscal 2005, 2004 and 2003, respectively, and include depreciation and other overhead expenses associated with unused capacity. The unused capacity costs are presented as an operating item on the Company's consolidated statement of operations. As discussed above, the Company has resumed certain levels of manufacturing at Abilene so presentation of these costs separately from cost of goods sold was not included for fiscal 2006.

VALUATION OF LONG-LIVED ASSETS

         Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and the carrying value of the asset. In determining expected future undiscounted cash flows attributable to a long-lived asset or a group of long-lived assets, the Company must make certain judgments and estimations including the expected market conditions and demand for products produced by the assets, expected product pricing assumptions, and assumptions related to the expected costs to operate the assets. These judgments and assumptions are particularly challenging as they relate to the Company's long-lived assets due to the developmental stage and current market conditions of the carbon fiber industry. It is possible that actual future cash flows related to the Company's long-lived assets may materially differ from the Company's determination of expected future undiscounted cash flows. Additionally, if the Company's expected future undiscounted cash flows were less than the carrying amount of the asset being analyzed, it would be necessary for the Company to make significant judgments regarding the fair value of the asset due to the specialized nature of much of the Company's carbon fiber production equipment in order to determine the amount of the impairment charge.

INCOME TAXES

         The Company accounts for certain income and expense items differently for financial reporting and income tax purposes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities applying enacted statutory tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is provided against certain deferred tax assets when realization of those assets are not considered to be more likely than not.

         We are subject to the jurisdiction of numerous tax authorities. Our operations in these different jurisdictions are generally taxed on income before taxes adjusted for various differences between tax law and GAAP accounting. Determination of taxable income in any jurisdiction requires the interpretation of the related tax laws and regulations and the use of estimates and assumptions regarding significant future events such as the amount, timing and character of deductions, permissible revenue recognition methods under the tax law and the sources and character of income and tax credits. Changes in tax laws, regulations, agreements and treaties, foreign currency exchange restrictions or our level of operations or profitability in each taxing jurisdiction could have an impact on the amount of income taxes that we provide during any given year. Our tax filings for various periods are subject to audit by the tax authorities in the jurisdictions in which we conduct business.

RECENT ACCOUNTING PRONOUNCEMENTS

         See Note 1 to the Company's Consolidated Financial Statements.

Item 7A.  Quantitative and Qualitative Disclosures About Market Risk
-------   ----------------------------------------------------------

         The Company is exposed to changes in interest rates primarily as a result of borrowing activities under its credit facility. The nature and amount of the Company's debt may vary as a result of future business requirements, market conditions and other factors. The extent of the Company's interest rate risk is not quantifiable or predictable because of the variability of future interest rates and business financing requirements. The Company does not believe such risk is material because a significant amount of the Company's current debt is at fixed rates. At September 30, 2006, the Company did not have any interest rate swap agreements outstanding.

         The Company views as long-term its investment in Zoltek Rt., which has a functional currency other than the U.S. dollar. As a result, Zoltek Rt. is exposed to foreign currency risks related to this investment. The Company does not currently employ a foreign currency hedging strategy related to the sales of Zoltek Rt. In terms of foreign currency translation risk, the Company is exposed to Zoltek Rt.'s functional currency, which is the Hungarian Forint. Hungary is not considered to be a highly inflationary or deflationary economy. As of September 30, 2006, the Company has a long-term loan with its Zoltek Rt. subsidiary of $60.1 million. The Company does not expect the loan to be repaid in the near future. In fact the Company expects the loan to increase as the Company continues to invest in the expansion of its carbon fiber operations at its Hungarian facility. As such, the Company considers this loan as a permanent investment. The Company could have unrealized gains or losses on the loan as the value of the Forint increases or decreases against the U.S. Dollar, which will be recognized through cumulative translation adjustment of equity until repayment occurs. In addition, Zoltek Rt. routinely sells its products to customers located primarily throughout Europe in sales transactions that are denominated in foreign currencies other than the Hungarian Forint. Also, Zoltek Rt. has debt that is denominated in foreign currencies other than the Hungarian Forint.

         In January, March and October of 2004 and February 2005, the Company issued convertible notes and warrants which would require the Company to register the resale of the shares of common stock upon conversion or exercise of these securities. The Company accounts for the fair value of these outstanding warrants to purchase common stock and conversion feature of its convertible notes in accordance with SFAS No. 133 "Accounting For Derivative Instruments And Hedging Activities" and EITF Issue No. 00-19 "Accounting For Derivative Financial Instruments Indexed To And Potentially Settled In A Company's Own Stock;" which requires the Company to separately account for the conversion feature and warrants as embedded derivatives contained in the Company's convertible notes. Pursuant to SFAS No. 133, the Company separates the fair value of the conversion feature from the convertible notes, since the conversion feature was determined to not be clearly and closely related to the debt host. In addition, since the effective registration of the securities underlying the conversion feature and warrants is an event outside of the control of the Company, pursuant to EITF Issue No. 00-19, the Company recorded the fair value of the conversion feature and warrants as long-term liabilities as it was assumed that the Company would be required to net-cash settle the underlying securities. The Company is required to carry these embedded derivatives on its balance sheet at fair value, which was $0.9 million and $13.7 million at September 30, 2006 and 2005 respectively. Any unrealized changes, which is an inverse relation to changes in the Company's stock price, in the values of these embedded derivatives are reflected in the consolidated statement of operations as "Gain (Loss) on value of warrants and conversion feature." Since these gains and loss are non-cash in nature the Company does not expect to employ a type of hedging strategy related to these transactions.

Item 8.  Financial Statements and Supplementary Data
------   -------------------------------------------

                           ZOLTEK COMPANIES, INC.
                            REPORT OF MANAGEMENT

         Management of Zoltek Companies, Inc. is responsible for the preparation and integrity of the Company's financial statements. These statements have been prepared in accordance with generally accepted accounting principles and in the opinion of management fairly present the Company's financial position, results of operations, and cash flow.

         The Company maintains accounting and internal control systems to provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition and that the financial records are reliable for preparing financial statements. The selection and training of qualified personnel and the establishment and communication of accounting and administrative policies and procedures are important elements of these control systems. As set forth under "Item 9A. Controls and Procedures" of this Annual Report on Form 10-K, as amended, the Company's Chief Executive Officer and Chief Financial Officer concluded that various material weaknesses existed as of September 30, 2006.

         The Board of Directors, through its Audit Committee consisting solely of non-management directors, meets periodically with management and the Independent Registered Public Accounting Firm to discuss audit and financial reporting matters. To ensure independence, PricewaterhouseCoopers LLP has direct access to the Audit Committee.

         The Report of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, on their audits of the accompanying financial statements follows. This report states that their audits were performed in accordance with the Standards of the Public Company Accounting Oversight Board (United States). These standards include consideration of internal control over financial reporting controls for the purpose of determining the nature, timing, and extent of auditing procedures necessary for expressing their opinion on the financial statements.

/s/ Zsolt Rumy
-----------------
Zsolt Rumy
Chief Executive Officer
December 27, 2006

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Directors and Shareholders of Zoltek Companies, Inc.:

We have completed integrated audits of Zoltek Companies, Inc.'s 2006 and 2005 consolidated financial statements and of its internal control over financial reporting as of September 30, 2006, and an audit of its 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements
---------------------------------

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Zoltek Companies, Inc. and its subsidiaries at September 30, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 10 to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation in fiscal 2006.

Internal control over financial reporting
-----------------------------------------

Also, we have audited management's assessment, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A, that Zoltek Companies, Inc. did not maintain effective internal control over financial reporting as of September 30, 2006 because the Company did not maintain effective controls over the accounting for inventory, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway

Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that
(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weaknesses have been identified and included in management's assessment as of September 30, 2006.

The Company did not maintain effective controls over the accounting for inventory, which resulted in the following material weaknesses.

     a) The Company did not maintain effective controls over the completeness and accuracy of physical inventory quantities. Specifically, the Company did not maintain effective controls to ensure that the Company's perpetual inventory records were appropriately updated for the results of cycle counts performed.

     b) The Company did not maintain effective controls over the accuracy and valuation of inventory. Specifically, effective controls were not designed and in place to (i) ensure the proper determination and review of inventory costing and valuation at period-end and (ii) perform the proper analysis and review of inventory manufacturing variances for capitalization at period-end.

     The control deficiencies described above could result in a misstatement of the Company's inventory and cost of goods sold accounts that would result in a material misstatement to the Company's interim or annual consolidated financial statements that would not be prevented or detected.

These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2006 consolidated financial statements, and our opinion regarding the effectiveness of the Company's internal control over financial reporting does not affect our opinion on those consolidated financial statements.

In our opinion, management's assessment that Zoltek Companies, Inc. did not maintain effective internal control over financial reporting as of September 30, 2006 is fairly stated, in all material respects, based on criteria established in Internal Control - Integrated Framework issued by the COSO. Also, in our opinion, because of the effects of the material weaknesses described above on the achievement of the objectives of the control criteria, Zoltek Companies, Inc. has not maintained effective internal control over financial reporting as of September 30, 2006, based on criteria established in Internal Control - Integrated Framework issued by the COSO.




/s/ PricewaterhouseCoopers LLP
------------------------------
PricewaterhouseCoopers LLP
St. Louis, Missouri
December 27, 2006

                                                   ZOLTEK COMPANIES, INC.
                                                 CONSOLIDATED BALANCE SHEET
                                  (Amounts in thousands, except share and per share data)

ASSETS                                                                                                   September 30,
----------------------------------------------------------------------------------------------------------------------------
                                                                                                    2006             2005
                                                                                                  ---------        --------
Current assets:
     Cash and cash equivalents.................................................................   $  10,802        $    255
     Restricted cash...........................................................................       6,634               -
     Accounts receivable, less allowance for doubtful accounts of $729 and $718, respectively..      17,009          11,101
     Inventories...............................................................................      21,721          24,753
     Other current assets......................................................................       6,915           3,195
                                                                                                  ---------        --------
          Total current assets.................................................................      63,081          39,304

Property and equipment, net....................................................................     122,284          88,018

Other assets...................................................................................       2,319           3,107
                                                                                                  ---------        --------
          Total assets.........................................................................   $ 187,684        $130,429
                                                                                                  =========        ========

LIABILITIES AND SHAREHOLDERS' EQUITY
----------------------------------------------------------------------------------------------------------------------------
Current liabilities:
     Current maturities of long-term debt......................................................   $   1,365        $    374
     Trade accounts payable....................................................................      11,935          13,267
     Notes payable.............................................................................           -             442
     Legal liability (see Note 8)..............................................................      21,835               -
     Accrued expenses and other liabilities....................................................       7,904           6,149
                                                                                                  ---------        --------
          Total current liabilities............................................................      43,039          20,232
Other long-term liabilities....................................................................          79             107
Value of warrants and beneficial conversion feature associated with convertible debt
  obligations..................................................................................         903          29,024
Long-term debt, less current maturities........................................................      32,002          40,421
                                                                                                  ---------        --------
          Total liabilities....................................................................      76,023          89,784
                                                                                                  ---------        --------
Commitments and contingencies (see Note 8)

Shareholders' equity:
     Preferred stock, $.01 par value, 1,000,000 shares authorized,
       no shares issued and outstanding........................................................           -               -
     Common stock, $.01 par value, 50,000,000 shares authorized,
        25,652,982 and 19,213,384 shares issued and outstanding in 2006 and 2005, respectively.         258             189
     Additional paid-in capital................................................................     287,299         148,982
     Accumulated other comprehensive loss......................................................     (14,389)        (12,821)
     Accumulated deficit ......................................................................    (161,507)        (95,705)
                                                                                                  ---------        --------

          Total shareholders' equity...........................................................     111,661          40,645
                                                                                                  ---------        --------
          Total liabilities and shareholders' equity...........................................   $ 187,684        $130,429
                                                                                                  =========        ========

                     The accompanying notes are an integral part of the consolidated financial statements.

                                                 ZOLTEK COMPANIES, INC.
                                          CONSOLIDATED STATEMENT OF OPERATIONS
                                      (Amounts in thousands, except per share data)

                                                                                     Fiscal Year Ended September 30,
-------------------------------------------------------------------------------------------------------------------------
                                                                                  2006            2005            2004
                                                                                --------        --------        --------

Net sales...................................................................    $ 92,357        $ 55,377        $ 34,525
Cost of sales, excluding available unused capacity costs....................      69,994          52,809          29,137
Available unused capacity costs.............................................           -           2,347           4,466
Application and development costs...........................................       4,887           3,324           3,070
Litigation charge (see Note 8)..............................................      22,795               -               -
Selling, general and administrative expenses................................      10,356           4,523           3,393
                                                                                --------        --------        --------
     Operating loss from continuing operations..............................     (15,675)         (7,626)         (5,541)

Other income (expense):
     Interest expense, excluding amortization of financing fees, debt
       discount and beneficial conversion feature...........................      (2,645)         (2,960)         (3,429)
     Amortization of financing fees and debt discount.......................     (16,532)         (8,469)         (2,577)
     Loss on value of warrants and beneficial conversion feature............     (29,303)        (16,574)         (4,920)
     Interest income........................................................         281               2              21
     Other, net.............................................................      (1,003)         (1,876)           (213)
                                                                                --------        --------        --------
         Loss from continuing operations before income taxes................     (64,877)        (37,503)        (16,659)
Income tax expense..........................................................         888             708             434
                                                                                --------        --------        --------
Net loss from continuing operations.........................................     (65,765)        (38,211)        (17,093)
                                                                                --------        --------        --------

Discontinued operations:
     Operating loss, net of taxes...........................................        (187)         (2,182)         (5,055)
     Gain (loss) on disposal of discontinued operation, net of taxes........         150               -            (659)
                                                                                --------        --------        --------
         Net loss on discontinued operations, net of taxes..................         (37)         (2,182)         (5,714)
                                                                                --------        --------        --------
Net loss....................................................................    $(65,802)       $(40,393)       $(22,807)
                                                                                ========        ========        ========

Net loss per share:

     Basic and diluted loss per share:
            Continuing operations...........................................    $  (2.91)       $  (2.12)       $  (1.04)
            Discontinued operations.........................................       (0.00)          (0.12)          (0.35)
                                                                                --------        --------        --------
                Total.......................................................    $  (2.91)       $  (2.24)       $  (1.39)
                                                                                ========        ========        ========

Weighted average common shares outstanding - basic and diluted...............     22,575          18,050          16,372

                  The accompanying notes are an integral part of the consolidated financial statements.

                                                          ZOLTEK COMPANIES, INC.
                                      CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                                                         (Amounts in thousands)

                                        Total Share-              Add'l     Accumulated Other
                                          holders'    Common     Paid-In      Comprehensive     Treasury Accumulated   Comprehensive
                                           Equity     Stock      Capital      Income (Loss)      Stock     Deficit     Income (Loss)
------------------------------------------------------------------------------------------------------------------------------------

Balance, September 30, 2003...........    $ 64,516     $163      $109,290        $(12,432)      $     -   $ (32,505)

Net loss..............................     (22,807)                                                         (22,807)     $(22,807)
Foreign currency translation
  adjustment..........................       2,287                                  2,287                                   2,287
                                                                                                                         --------
     Comprehensive loss...............                                                                                   $(20,520)
                                                                                                                         ========
Exercise of stock options
  and warrants........................         234        -           234
                                          --------     ----      --------        --------       -------   ---------
Balance, September 30, 2004...........      44,230      163       109,524         (10,145)            -     (55,312)

Net loss..............................     (40,393)                                                         (40,393)     $(40,393)
Foreign currency translation
  adjustment..........................      (2,676)                                (2,676)                                 (2,676)
                                                                                                                         --------
     Comprehensive loss...............                                                                                   $(43,069)
                                                                                                                         ========
Value of warrants and conversion
  feature at time of conversion.......      26,845                 26,845
Unamortized value of convertible debt
  discount at time of conversion......      (5,463)                (5,463)
Warrants exercised....................       2,525        3         2,522
Value of warrants and beneficial
  conversion feature issued
  with convertible debt...............       2,303                  2,303
Convertible debt converted............      13,161       22        13,139
Interest paid in stock................          92                     92
Issuance cost related to convertible
  debt conversions....................        (401)                  (401)
Exercise of stock options.............         422        1           421
                                          --------     ----      --------        --------       -------   ---------
Balance, September 30, 2005...........      40,645      189       148,982         (12,821)            -     (95,705)

Net loss..............................     (65,802)                                                         (65,802)     $(65,802)

Foreign currency translation
  adjustment..........................      (1,568)                                (1,568)                                 (1,568)
                                                                                                                         --------
Comprehensive loss....................                                                                                   $(67,370)
                                                                                                                         ========
Value of warrants and conversion
  feature at time of conversion.......      57,451                 57,451
Unamortized value of convertible debt
  discount at time of conversion......     (10,165)               (10,165)
Warrants exercised....................      10,456       17        10,439
Value of warrants and beneficial
  conversion feature issued
  with convertible debt...............      30,992                 30,992
Convertible debt converted............      47,308       47        47,261
Issuance cost related to convertible
  debt conversions....................      (1,403)                (1,403)
Stock option awards...................         969                    969
Exercise of stock options.............       2,778        5         2,773
                                          --------     ----      --------        --------       -------   ---------
Balance, September 30, 2006...........    $111,661     $258      $287,299        $(14,389)      $     -   $(161,507)
                                          ========     ====      ========        ========       =======   =========

                       The accompanying notes are an integral part of the  consolidated financial statements.

                                                ZOLTEK COMPANIES, INC.
                                         CONSOLIDATED STATEMENT OF CASH FLOWS
                                               (Amounts in thousands)

                                                                                    Fiscal Year Ended September 30,
-----------------------------------------------------------------------------------------------------------------------
                                                                                    2006          2005          2004

Cash flows from operating activities:
     Net loss..............................................................       $(65,802)     $(40,393)     $(22,807)
     Net loss from discontinued operations.................................             37         2,182         5,714
                                                                                  --------      --------      --------
     Net loss from continuing operations...................................        (65,765)      (38,211)      (17,093)
     Adjustments to reconcile net loss to net cash provided by (used in)
       operating activities:
         Depreciation and amortization.....................................          5,853         5,142         5,462
         Amortization of financing fees, debt discount and beneficial
           conversion feature..............................................         16,532         8,469         2,577
         Loss on value of warrants and beneficial conversion feature.......         29,303        16,574         4,920
         Litigation charge.................................................         21,835             -             -
         Foreign currency transaction losses...............................              -             -           128
         Share based compensation expense..................................            969             -             -
         Other, net........................................................              -           117           (38)
         Changes in assets and liabilities:
              Increase in accounts receivable..............................         (6,772)       (1,276)       (4,537)
              (Increase) decrease in inventories...........................          2,318           (10)         (505)
              (Increase) decrease in prepaid expenses and other assets.....         (3,686)         (793)          169
              Increase in trade accounts payable...........................            658         2,828         2,644
              Increase (decrease) in accrued expenses and other liabilities          2,035           (69)       (1,777)
              Decrease in other long-term liabilities......................            (25)         (366)           (1)
                                                                                  --------      --------      --------
     Net cash provided by (used in) continuing operations..................          3,255        (7,595)       (8,051)
     Net cash provided by (used in) discontinued operations................           (450)       (1,505)          833
                                                                                  --------      --------      --------
Net cash provided by (used in) operating activities........................          2,805        (9,100)       (7,218)
                                                                                  --------      --------      --------

Cash flows from investing activities:
     Purchases of property and equipment...................................        (40,795)      (14,765)       (5,919)
     Proceeds from sale of property and equipment..........................              -             1           137
     Change in cash restricted for letters of credit.......................         (6,634)            -             -
                                                                                  --------      --------      --------
  Net cash used in continuing operations...................................        (47,429)      (14,764)       (5,782)
  Net cash used in discontinued operations.................................            (11)          (26)          (90)
                                                                                  --------      --------      --------
Net cash used in investing activities......................................        (47,440)      (14,790)       (5,872)
                                                                                  --------      --------      --------

Cash flows from financing activities:
     Proceeds from exercise of stock options and warrants..................         13,234         2,947           255
     Proceeds from issuance of convertible debt............................         47,505        45,000        12,750
     Proceeds from issuance of notes payable...............................              -             -        12,581
     Proceeds from issuance of note payable to related party...............              -             -         1,400
     Payment of financing fees.............................................         (1,541)       (1,693)       (1,249)
     Repayment of notes payable and long-term debt.........................         (3,744)      (22,349)      (11,811)
     Repayment of note payable to related party............................              -             -        (1,400)
                                                                                  --------      --------      --------
Net cash provided by financing activities..................................         55,454        23,905        12,526
                                                                                  --------      --------      --------
Effect of exchange rate changes on cash....................................           (272)          (26)           (7)
                                                                                  --------      --------      --------
Net increase (decrease) in cash and cash equivalents.......................         10,547           (12)         (571)
Cash and cash equivalents at beginning of year.............................            255           267           838
                                                                                  --------      --------      --------
Cash and cash equivalents at end of year...................................       $ 10,802      $    255      $    267
                                                                                  ========      ========      ========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Net cash paid during the year for:
     Interest..............................................................       $  3,793      $  3,679      $  3,436
     Income taxes..........................................................            888           708           434
Non-cash conversion of convertible securities..............................         47,308        13,161             -


                 The accompanying notes are an integral part of the consolidated financial statements.

                           ZOLTEK COMPANIES, INC.
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------
ORGANIZATION AND PRINCIPLES OF CONSOLIDATION

         Zoltek Companies, Inc. (the "Company") is a holding company, which operates through wholly-owned subsidiaries, Zoltek Corporation, Zoltek Properties, Inc., Zoltek Rt., and Engineering Technology Corporation ("Entec Composite Machines"). Unless the context otherwise indicates, the words "we", "our", "us", and similar terms, as well as "Company" and "Zoltek", refer to Zoltek and all of its subsidiaries. Zoltek Corporation ("Zoltek") develops, manufactures and markets carbon fibers, a low-cost but high performance reinforcement for composites used as the primary building material in everyday commercial products. Entec Composite Machines manufactures and sells filament winding and pultrusion equipment used in the production of large volume composite parts. Zoltek Rt. manufactures and markets carbon fibers and manufactures precursor raw material used in production of carbon fibers. During the fourth quarter of fiscal 2005, the Company formally adopted a plan to discontinue and exit the CMC division of Zoltek Rt. During the fourth quarter of fiscal 2006, the Company formally adopted a plan to discontinue and sell its Netlon division and exit its Danamid Granules division of Zoltek Rt. These divisions are not part of the long-term strategy of the Company and were not expected to be profitable in the foreseeable future due to the continued pricing pressure from competitive manufacturers. These financial statements have been prepared in accordance with U.S. generally accepted accounting principles. All significant inter-company transactions and balances have been eliminated upon consolidation.

USE OF ESTIMATES

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires that management make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates and assumptions.

REVENUE RECOGNITION

         Sales transactions are initiated through customer purchase order or sales agreement which includes fixed pricing terms. The Company recognizes sales for manufactured products on the date title to the sold product transfers to the customer, which is either the shipping date or the date consumed by the customer if sold on consignment. Revenues generated by Entec Composite Machines are recognized on a percentage of completion basis based on the percentage of total project cost incurred to date which include change orders, revisions to estimates and provisions for anticipated losses on contracts. Entec Composite Machines earned revenue of $4.1 million for fiscal 2006. Manufactured products are accepted prior to shipment and thus an allowance for returns is not accrued as historical returns have not been material. The Company reviews its accounts receivable on a quarterly basis to identify any specific customers for collectibility issues. If the Company deems that an amount due from a customer is uncollectible, the amount is recorded as expense in the statement of operations.

CONCENTRATION OF CREDIT RISK

         Zoltek's carbon fiber products are primarily sold to customers in the composite industry and its technical fibers are primarily sold to customers in the aerospace industries. Entec Composite Machines' products are primarily sold in the composite industry. The Company performs ongoing credit evaluations and generally requires collateral for significant export sales to new customers. The Company maintains reserves for potential credit losses and such losses have been within management's expectations.

         In the fiscal years ended September 30, 2006 and 2005, the Company reported sales of $19.0 million and $9.0 million, respectively, to a wind blade manufacturer which was the only customer that represented greater than 10% of the Company's total consolidated revenues.

CASH AND CASH EQUIVALENTS

         Cash equivalents, include certificates of deposit and overnight repurchase agreements, all of which have initial maturities of three months or less. Cash equivalents are stated at cost plus accrued interest, which approximates market value. The

Company places its temporary cash investments with high credit quality financial institutions, however, at times such investments may be in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limit of $100,000 for U.S. Banks. As of September 30, 2006 and 2005, the Company had approximately $16.7 million and $21,000 in excess of FDIC insured limits, respectively.

INVENTORIES

         Inventories are valued at the lower of cost or market and are removed from inventory under the first-in-first-out method ("FIFO"). Cost of inventory includes material, labor and overhead. The Company recorded inventory valuation reserves of $1.3 million and $3.1 million as of September 30, 2006 and 2005, respectively, to reduce the carrying value of inventories to a net realizable value. No material increases to the reserve were required in the current year. The reserves were established primarily due to industry overcapacity conditions for certain carbon fiber products in prior years.

PROPERTY AND EQUIPMENT

         Property and equipment are stated at cost. Cost includes expenditures necessary to make the property and equipment ready for its intended use. Expenditures to improve the asset or extend the useful life are capitalized, including interest on funds borrowed to finance the acquisition or construction of major capital additions. The Company capitalized interest of $3.1 million during fiscal 2006 and $1.2 million during fiscal 2005 related to its carbon fiber capacity expansion in Hungary. The Company did not capitalize interest in fiscal 2004. Maintenance and repairs are expensed as incurred. When property is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts and any profit or loss on disposition is credited or charged to income.

         The Company provides for depreciation by charging amounts sufficient to amortize the cost of properties placed in service over their estimated useful lives using straight-line methods. The range of estimated useful lives used in computing depreciation is as follows:

             Buildings and improvements......................10 to 30 years
             Machinery and equipment.........................3 to 20 years
             Furniture and fixtures..........................7 to 10 years
             Computer hardware and software..................2 to 5 years

         Depreciation expense was $5.9 million, $5.1 million, and $5.5 million for fiscal years ended 2006, 2005 and 2004, respectively.

         Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and the carrying value of the asset. No impairment of long-lived assets existed as of fiscal year end.

FOREIGN CURRENCY TRANSLATION

         The consolidated balance sheet of the Company's international subsidiary, Zoltek Rt., was translated from Hungarian Forints to U.S. Dollars at the exchange rate in effect at the applicable balance sheet date, while its consolidated statements of operations were translated using the average exchange rates in effect for the periods presented. The related translation adjustments are reported as other comprehensive income (loss) within shareholders' equity. Gains and losses from foreign currency transactions of Zoltek Rt. are included in the results of operations in other expenses.

FINANCIAL INSTRUMENTS

         The Company does not hold any financial instruments for trading purposes. The carrying value of cash, accounts receivable and accounts payable approximated their fair value at September 30, 2006 and 2005.

         The Company has debt obligations that bear interest at a variable rate. The carrying value of debt with a variable rate approximated its fair value at September 30, 2006 and 2005.

         In January, March and October of 2004 and February 2005, the Company issued convertible notes and warrants which would require the Company to register the resale of the shares of common stock upon conversion or exercise of these securities. The Company accounted for the fair value of these outstanding warrants to purchase common stock and conversion feature of its convertible notes in accordance with SFAS No. 133 "Accounting For Derivative Instruments And Hedging Activities" and EITF Issue No. 00-19 "Accounting For Derivative Financial Instruments Indexed To And Potentially Settled In A Company's Own Stock" which require the Company to separately account for the conversion feature and warrants as embedded derivatives contained in the Company's convertible notes. Pursuant to SFAS No. 133, the Company separates the fair value of the conversion feature from the convertible notes, since the conversion feature was determined to not be clearly and closely related to the debt host. In addition, since the effective registration of the securities underlying the conversion feature and warrants is an event outside of the control of the Company, pursuant to EITF Issue No. 00-19, the Company recorded the fair value of the conversion feature and warrants as long-term liabilities as it was assumed that the Company would be required to net-cash settle the underlying securities. The Company is required to carry these embedded derivatives on its balance sheet at fair value, which was $0.9 million and $29.0 million at September 30, 2006 and 2005, respectively.

APPLICATION AND DEVELOPMENT EXPENSES

         The Company is actively pursuing the development of a number of applications for the use of its carbon fibers and related products. The Company is currently party to several developmental agreements with various prospective users of these products for the purpose of accelerating the development of various carbon fiber applications. Additionally, the Company is executing several internal developmental strategies to further the use of carbon fiber and consumer and industrial products made from carbon fiber. As a result, the Company incurs certain costs for research, development and engineering of products and manufacturing processes. These costs are expensed as incurred and totaled approximately $4.9 million, $3.3 million and $3.1 million for the years ended September 30, 2006, 2005 and 2004. Application and development expenses are presented as an operating item on the Company's consolidated statement of operations. Given the Company's position and strategy within the carbon fiber industry, it is expected that similar or greater levels of application and development expenses will be incurred in future periods.

INCOME TAXES

         The Company accounts for certain income and expense items differently for financial reporting and income tax purposes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities applying enacted statutory tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is provided against certain deferred tax assets when realization of those assets are not considered to be more likely than not. Certain tax disclosures as of and for the year ended September 30, 2005, as reflected in Note 6 - Income Taxes, have been revised in relation to previously reported amounts to correct typographical and clerical errors.

EARNINGS PER SHARE

         In accordance with SFAS No. 128, "Earnings per Share," the Company calculates diluted earnings per share including the impact of the Company's potential stock equivalents. The Company has outstanding stock options, warrants and convertible debt at September 30, 2006 and 2005 which are not included in the determination of diluted earnings per share because the impact of these potential additional shares is anti-dilutive. Had these securities been dilutive, an additional 4.3 million shares for fiscal 2006 and 6.6 million shares for fiscal 2005 would have been included in the Company's diluted earnings per share calculation. Certain tax disclosures as of and for the year ended September 30, 2005, as reflected in Note 6 - Income Taxes, have been revised in relation to previously reported amounts to correct typographical and clerical errors.

RECENT ACCOUNTING PRONOUNCEMENT

         EITF Issue No. 05-2 "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock," which is effective for new instruments entered into and instruments modified in reporting periods beginning after June 29, 2005. All the Company's current debt issuances complied with EITF Issue No. 05-2. Accordingly, the adoption had no material impact on the Company's financial statements.

         EITF Issue No. 05-8, "Income Tax Consequences of Issuing Convertible Debt with a Beneficial Conversion Feature," will be effective for fiscal year ending September 2007. The Company does have convertible debt with beneficial conversion features. However, the Company currently has a large net operating loss carryforward which would offset any deferred tax liability arising from the book to tax difference in treatment of the beneficial conversion feature.

         FASB Statement No. 155, "Accounting for Certain Hybrid Financial Instruments,", issued in February 2006, addresses issues on the evaluation of beneficial interests issued in securitization transactions under Statement 133. The FASB staff interim guidance in this Implementation Issue remains effective for instruments recognized prior to the effective date of Statement 155. This statement is effective for all financial instruments acquired or issued after the beginning of the Company's fiscal year ending September 30, 2007. The Company believes this new pronouncement will have an immaterial impact on the Company's financial statements in future periods.

         On July 13, 2006, FASB released its final interpretation on uncertain tax positions, FIN 48, "Accounting for Uncertainty in Income Taxes." FIN 48 addresses the recognition and measurement of uncertain income tax positions using a "more-likely-than-not" threshold and introduces a number of new disclosure requirements. The guidance will become effective as of the beginning of a company's fiscal year beginning after December 15, 2006, for both public and non-public companies. The Company is currently evaluating this guidance for its potential effects on current tax provisions.

         FASB statement No. 157 "Fair Value Measurements", issued in September of 2006, defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company believes that this new pronouncement will have an immaterial impact on the Company's financial statements in future periods.

         FASB statement No. 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans", was issued in September of 2006. It requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its balance sheet and to recognize changes in that funded status in the year in which the changes occur through its income statement. An employer with publicly traded equity securities is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006. The Company does not currently participate in defined benefit pension plans or other postretirement plans.

         In September 2006, the U.S. Securities and Exchange commission (SEC) issued Staff Accounting Bulletin No. 108, "Quantifying Financial Statement Misstatements" (SAB 108), which provides interpretive guidance on how registrants should quantify misstatements when evaluating the materiality of financial statement errors. SAB 108 also provides transition accounting and disclosure guidance for situations in which a material error existed in prior period financial statements by allowing companies to restate prior period financial statements or recognize the cumulative effect of initially applying SAB 108 through an adjustment to beginning retained earnings in the year of adoption. SAB 108 is effective for the Company in fiscal 2007. The Company does not expect the adoption of SAB 108 will have a material impact on the consolidated financial statements.

2.       FINANCING TRANSACTIONS
------------------------------------------------------------------------------

Fiscal 2007 Financing Activity
------------------------------

         The Company will be required to post a bond related to the SP
Systems case of approximately $40.0 million during the appeals process, or a lesser amount if its post-trial motion to reduce the amount of the judgment is granted. The Company has raised the funding necessary for the bond with a $10.0 million loan collateralized by certain real estate of the Company at an interest rate of 7.5% with a due date of January 1, 2008, a $10.0 million loan from the Company's Chief Executive Officer, the proceeds from the exercise of 827,789 warrants for $11.9 million by existing institutional shareholders and the remainder with the Company's cash on hand. The Company issued the existing institutional shareholders an additional 827,789 warrants at an exercise price of $28.06 with a six-year life in exchange for the institutional shareholders agreement to exercise the aforementioned warrants. As of the date of this filing, the Company has executed an agreement with their bank for the $10.0 million term loan, the warrants have been exercised and the Company's Chief Executive Officer has loaned the Company $10.0 million with a financial interest rate of the Cost of Funds due January 2, 2008. No covenants are associated with the $10.0 million term loan from the bank or the $10.0 million term loan from the Company's Chief Executive Officer. Additionally, the $10.0 million term loan to the bank is guaranteed by the Company's Chief Executive Officer. This guarantee will remain in place until certain conditions of the credit agreement are fulfilled, primarily, the delivery of appraisals related to the real estate properties collateralized by the term loan.

Fiscal 2006 Financing Activity
------------------------------

          During the fiscal year ended September 30, 2006, the investors converted $47.3 million principal and interest amount of the convertible debt privately placed in the February 2003, October 2004, February 2005 and September 2005 issuances into 4,738,486 shares of common stock, which was recorded into equity. The Company also recorded into equity the fair market value of the conversion feature at the time of conversion of the debt issued in the October 2004 and February 2005 issuances, which was valued at $57.5 million and offset by a reduction to equity of $10.2 million for the unamortized portion of the debt discount. Also, at the time of conversion, the Company reclassified the unamortized deferred financing cost of $1.4 million related to these issuances into additional paid-in capital. The February 2005 issuance also had a beneficial conversion feature, of which $6.8 million was unamortized at the time of conversion and was recorded as an expense into amortization of financing fees and debt discount. Subsequent to these conversions, the October 2004 and February 2005 issuances have been fully converted into the Company's common stock.

         In September 2005, Zoltek entered into an agreement for a new financing; a convertible debenture package of up to $50 million in a private placement with a group of institutional investors. In April 2006, the Company amended the September 2005 financing package to provide for an additional $10.0 million funding. In order to match the cash needs to support the Company's planned expansion, the financing arrangements provided for the funding to occur in six separate closings discussed in the following paragraphs. These financings are collateralized by the carbon fiber assets of the Company's Hungarian subsidiary.

         The closing on September 30, 2005 included a draw down of $5.0 million. The borrowing matures 42 months from the closing date and bears interest at a fixed rate of 7.5% annum. The debentures are convertible into Zoltek common stock of 400,000 shares at a conversion price of $12.50 per share. The debentures were issued with five-year warrants that give holders the right to purchase up to 140,000 shares of Zoltek common stock at an exercise price of $14.50 per share. The fair value of the debt discount associated with the warrants and conversion features at the time of issuances was $1.0 million and will be accreted to the debt's face value over the life of the convertible debentures.

         In December 2005, the Company issued convertible debentures in the aggregate principal amount of $15.0 million to institutional private equity investors. The convertible debentures had a stated maturity of 42 months and bore interest at a fixed rate of 7.5% annum. The convertible debentures are convertible into 1,200,000 shares of Zoltek common stock at a conversion price of $12.50 per share The Company also issued to the investors five-year warrants that give holders the right to purchase up to 420,000 shares of Zoltek common stock at an exercise price of $14.50 per share. The fair value of the debt discount associated with the warrants and conversion features at the time of issuances was $1.9 million and will be accreted to the debt's face value over the life of the convertible debentures.

         In February 2006, the Company issued convertible debentures in the aggregate principal amount of $10.0 million to institutional private equity investors. The convertible debentures had a stated maturity of 42 months and bore interest at a fixed rate of 7.5% annum. The convertible debentures are convertible into 765,110 shares of Zoltek common stock at a conversion price of $15.16 per share The Company also issued to the investors five-year warrants that give holders the right to purchase up to 267,789 shares of Zoltek common stock at an exercise price of $15.16 per share. The fair value of the debt discount associated with the warrants and conversion features at the time of issuances was $4.6 million and will be accreted to the debt's face value over the life of the convertible debentures.

         In May 2006, the Company issued convertible debentures in the aggregate principal amount of $20 million to institutional private equity investors. The convertible debentures had a stated maturity of 42 months and bore interest at a fixed rate of 7.5% annum. However, after 18 months, the interest rate will be LIBOR plus 4% per annum. The convertible debentures are convertible into 784,006 shares of Zoltek common stock at a conversion price of $25.51 per share. The Company also issued to the investors five-year warrants that give holders the right to purchase up to 274,406 shares of Zoltek common stock at an exercise price of $28.06 per share. The fair value of the debt discount associated with the warrants and conversion features at the time of issuances was $17.1 million and will be accreted to the debt's face value over the life of the convertible debentures.

         In July 2006, the Company issued convertible debentures in the aggregate principal amount of $2.5 million to institutional private equity investors. The convertible debentures had a stated maturity of 42 months and bore interest at a fixed rate of 7.5% annum. However, after 18 months, the interest rate will be LIBOR plus 4% per annum. The convertible debentures are convertible into 98,000 shares of Zoltek common stock at a conversion price of $25.51 per share. The Company also issued to the investors five-year warrants that give holders the right to purchase up to 34,370 shares of Zoltek common stock at an exercise price of $28.06 per share. The fair value of the debt discount associated with the warrants and conversion features at the time of issuances was $1.7 million and will be accreted to the debt's face value over the life of the convertible debentures.

         In October 2006, the Company issued convertible debentures in the aggregate principal amount of $7.5 million to institutional private equity investors. The convertible debentures had a stated maturity of 42 months and bore interest at a fixed rate of 7.5% annum. However, after 18 months, the interest rate will be LIBOR plus 4% per annum. The convertible debentures are convertible into 294,002 shares of Zoltek common stock at a conversion price of $25.51 per share. The

Company also issued to the investors five-year warrants that give holders the right to purchase up to 102,835 shares of Zoltek common stock at an exercise price of $28.06 per share.

         As part of the amended financing agreement, Zoltek reduced the conversion price on its outstanding convertible debt in the aggregate principal amount of $20.0 million issued in October 2004 from $12.00 to $9.50 per share, with the requirement that conversion take place within 30 days of the December closing. In connection with the April 2006 amendment, the investors converted the $20.0 million convertible notes previously issued in February 2005 into approximately 1,000,000 shares of common stock and exercised associated warrants for 1,052,000 shares related to October 2004 and February 2005 issuances. The Company also issued the investors up to 111,113 shares of common stock at an exercise price of $.01 per share. The fair value of the $0.01 per share warrants at the time of issuance was $3.3 million and was expensed in amortization of financing fees and debt discount during the third quarter of 2006.

         In December 2006, the Company extended this line of credit until January 1, 2008. The credit facility consists of a revolving credit and term loan with maximum available borrowings of $5.5 million of which $1.7 million and $5.5 million were available as of September 30, 2005 and June 30, 2006, respectively. The Company is utilizing the proceeds of the $60.0 million financing package to support its previously announced capacity expansion program. The Company believes this is sufficient to fund near-term liquidity needs but its capacity expansion plans for fiscal 2007 and beyond will require additional debt and equity financing.

Fiscal 2005 Financing Activity
------------------------------

         During the quarter ended March 31, 2005, the investors converted $13.0 million of convertible debt issued in January and March 2004 into 2,230,011 shares of common stock, which was recorded into equity. The Company also recorded into equity the fair market value of the conversion feature at the time of conversion of the debt issued in the January and March 2004 issuances, which was valued at $24.5 million, offset by a reduction to equity of $5.5 million for the unamortized portion of the debt discount.

         In February 2005, the Company issued convertible debentures in the aggregate principal amount of $20.0 million to institutional private equity investors. The convertible debentures had a stated maturity of 42 months and bore interest at a variable rate of six-month LIBOR plus 4%, which was 7.5% at March 2005, and converted into 1,000,000 shares of common stock at a conversion price of $20.00 per share. These notes were converted into common stock in May 2006. The Company also issued to the investors four-year warrants to purchase an aggregate of 457,142 shares of common stock of the Company at an exercise price of $17.50 per share. These warrants were exercised in May 2006. The fair value of the debt discount associated with the warrants and conversion feature of the debt at the time of issuance was $15.3 million and was being amortized over the life of the convertible debt. Proceeds from issuance of these convertible debentures were used to repay mortgage debt of $6.0 million and the balance to expand the capacity of carbon fiber operations to meet demand. The repayment of the $6.0 million mortgage note had a stated maturity of three years and bore interest at a rate of LIBOR plus 11% with a LIBOR floor of 2%. The Company paid a prepayment fee of $0.3 million, which was expensed to the Company's statement of operations at the repayment date. The Company also wrote off the unamortized amount of the deferred financing cost related to the original issuances of the note of $0.4 million.

         In October 2004, the Company issued convertible debentures in the aggregate principal amount of $20.0 million to institutional private equity investors. The convertible debentures had a stated maturity of 42 months and bore interest at 7.5% per annum and were initially convertible into 1,666,666 shares of common stock at a conversion price of $12.00 per share. In connection with the September 2005 issuance the conversion price was adjusted to $9.50 per share, resulting in the potential issuance of 2,105,263 shares upon conversion. The Company also issued to the investors six-year warrants to purchase an aggregate of 500,000 shares of common stock of the Company at an exercise price of $13.00 per share. The fair value of the debt discount associated with the warrants and conversion feature of the debt at the time of issuance was $10.2 million and was being amortized over the life of the convertible debt. Proceeds from issuance of these convertible debentures were used to reduce existing Hungarian bank debt by $12.0 million and the balance for working capital purposes which allowed the Company to refinance the remaining Hungarian bank debt to a three-year term loan for $3.0 million with no financial covenants going forward. These convertible debentures and warrants have been converted into and exercised for the Company's common stock during 2006.

Fiscal 2004 Financing Activity
------------------------------

         In January 2004, the Company issued and sold convertible debentures in the aggregate principal amount of $7.0 million to institutional private equity and other investors (including $250,000 to each of Mr. Rumy and Mr. McDonnell who were then members of the Company's Board of Directors). The convertible debentures have a stated maturity of 30 months and bear interest at 6% per annum and are convertible into 1,295,954 shares of common stock at the date of issuance at a conversion price of $5.40 per share for each investor other than Messrs. Rumy and McDonnell and $5.42 per share for each of Messrs. Rumy and McDonnell. The Company also issued to the investors five-year warrants to purchase an aggregate of 323,994 shares of common stock of the Company at an exercise price of $5.40 per share for each investor other than Messrs. Rumy and McDonnell and $5.42 per share for each of Messrs. Rumy and McDonnell. The fair value of the debt discount associated with the warrants and the conversion feature, at the time of issuance, was $3.0 million and will be amortized over the life of the convertible debt. Proceeds from the issuance of these convertible debentures were used for working capital purposes.

         As part of the Company's January 2004 refinancing, the bank lender to the Company's Hungarian subsidiary amended certain financial covenants and extended the maturity date of its loan to December 31, 2004. In connection with such actions, the bank required that the Company make arrangements to settle intercompany accounts payable by Zoltek U.S. operations to its Hungarian subsidiary in the amount of approximately $2.8 million. The bank was unwilling to keep open its offer to restructure Zoltek Rt.'s loans until after the Company's January 2004 refinancing package was completed. Prior to the refinancing, the Company did not have cash on hand or available borrowings that would enable it to make the settlement of the intercompany accounts required by the Hungarian bank. In order to proceed expeditiously to resolve the Company's financing requirements, Zsolt Rumy, the Company's Chief Executive Officer and a director of the Company, in December 2003 loaned the Company $1.4 million in cash and posted a $1.4 million letter of credit for the benefit of the Company. This arrangement was approved by the Company's board of directors and audit committee. The loan by Mr. Rumy bore interest on the amount advanced and the notional amount of the letter of credit at a rate per annum equal to LIBOR plus 11% with a LIBOR floor of 2%, the same interest rate as the mortgage financing discussed below. As a result of the Company completing the refinancing transactions making available the cash to settle the intercompany accounts, the letter of credit was released. After converting $250,000 into convertible debt as part of the January 2004 financing, the remaining $1.15 million loan was repaid during the third quarter of fiscal 2004.

         Also in January 2004, the Company entered into a mortgage note with a bank in the aggregate principal amount of $6.0 million. The note has a stated maturity of three years and bears interest at a rate of LIBOR plus 11% with a LIBOR floor of 2%. The note provided for payment of interest only on a monthly basis with principal balance due at time of maturity. The loan is collateralized by a security interest in the Company's headquarters facility and its two U.S. manufacturing facilities that produce carbon and technical fibers. The proceeds of this transaction were used to pay down debt of $6.0 million with its U.S. bank. Of such proceeds, $0.5 million was held in an escrow account to be released when the Company completed certain post-closing requirements. The Company completed these requirements during the third quarter of fiscal 2004 and the $0.5 million was released from escrow.

         In March 2004, the Company issued and sold convertible debentures in the aggregate principal amount of $5.75 million to institutional private equity investors and Mr. Dill ($750,000) who is member of the Company's board of directors. The convertible debentures have a stated maturity of 30 months and bear interest at 6% per annum and have been converted into 895,908 shares of common stock at a conversion price of $6.25 per share for each investor other than Mr. Dill and $7.82 per share for Mr. Dill. The Company also issued to the investors five-year warrants to purchase an aggregate of 223,997 shares of common stock of the Company at an exercise price of $7.50 per share for each investor other than Mr. Dill whose warrants have an exercise price of $7.82 per share. The fair value of the debt discount associated with the warrants and conversion feature, at the time of issuance, was $5.7 million and will be amortized over the life of the convertible debt. Proceeds from the issuance of these convertible debentures are being used for working capital and capital expenditures.

         Each issuance of convertible debt is summarized in the table below which sets forth the significant term of the debt, warrants and assumptions associated with valuing the conversion feature and warrants as of December 20, 2006:

                         CONVERTIBLE DEBT ISSUANCES FISCAL 2003 THROUGH FISCAL 2005
                         ----------------------------------------------------------

                                          FEBRUARY    JANUARY    MARCH    OCTOBER    FEBRUARY    SEPTEMBER
                                           2003(1)     2004      2004       2004       2005        2005(1)
                                           ----        ----      ----       ----       ----        ----
Amount of debenture (millions)......      $8.1       $7.0       $5.75      $20.0       $20.0       $5.0
Per share conversion price on
  debenture.........................      $3.25      $5.40      $6.25      $12.00      $20.00      $12.50
Interest rate.......................      7.0%       6.0%       6.0%       7.0%        7.5%        7.5%
Term of debenture...................      60 months  30 months  30 months  42 months   42 months   42 months
Warrants issued.....................      405,000    323,995    230,000    500,000     457,142     140,000
Term of warrants....................      60 months  48 months  48 months  72 months   48 months   60 months
Per share exercise price of
  warrants..........................      $5.00      $5.40      $7.50      $13.00      $17.50      $14.50
Fair value per warrant at
  issuance..........................      $0.93      $2.27      $5.43      $6.02       $10.47      $9.34
Value per share conversion
  feature at issuance...............      $3.11      $1.78      $5.06      $4.31       $10.47      $9.91
Stock price on date of agreement....      $1.58      $5.40      $9.53      $9.60       $16.68      $13.15
Stock volatility at issuance........      100%       50%        61%        75%         84%         205%
Dividend yield......................      0.0%       0.0%       0.0%       0.0%        0.0%        0.0%
Risk-free interest rate at issuance.      3.0%       2.78%      2.44%      3.71%       3.46%       4.25%
Converted...........................      Partial    Yes        Yes        Yes         Yes         Partial
Warrants exercised..................      Partial    Yes        Yes        Yes         Yes         Yes

                         CONVERTIBLE DEBT ISSUANCES FISCAL 2006 THROUGH FISCAL 2007
                         ----------------------------------------------------------

                                          DECEMBER    FEBRUARY     MAY        JULY     OCTOBER
                                           2005(1)     2006(1)    2006(1)    2006(1)    2006(1)
                                           ----        ----       ----       ----       ----
Amount of debenture (millions)......      $15.0      $10.0      $20.0      $2.5        $7.5
Per share conversion price on
  debenture.........................      $12.5      $13.07     $25.51     $25.51      $25.51
Interest rate.......................      7.5%       7.5%       7.5%       7.5%        7.5%
Term of debenture...................      42 months  42 months  42 months  42 months   42 months
Warrants issued.....................      420,000    267,789    274,406    34,370      102,835
Term of warrants....................      60 months  60 months  60 months  60 months   60 months
Per share exercise price of
  warrants..........................      $14.50     $15.16     $28.06     $28.06      $28.06
Fair value per warrant at
  issuance..........................      $5.92      $10.56     $26.03     $23.89      $22.13
Value per share conversion
  feature at issuance...............      $10.72     $10.20     $18.80     $19.21      $19.57
Stock price on date of agreement....      $8.80      $13.99     $32.25     $29.28      $26.81
Stock volatility at issuance........      96%        99%        106%       111%        117%
Dividend yield......................      0.0%       0.0%       0.0%       0.0%        0.0%
Risk-free interest rate at issuance.      4.28%      4.28%      4.88%      4.88%       4.65%
Converted...........................      No         No         No         No          No
Warrants exercised..................      Yes        Yes        No         No          No

-------------------
(1) The warrants issued in connection with the February 2003, September 2005, December 2005, February 2006, May 2006, July 2006 and October 2006 convertible issuances meet the criteria of EITF 00-19 for equity classification, as they do not contain similar registration rights obligations with respect to the underlying shares. Accordingly, the conversion features do not require derivative accounting. The September 2005, February 2006, May 2006, July 2006 and October 2006 issuances do have a beneficial conversion feature; however, the February 2003 and December 2005 issuances have no beneficial conversion feature.

Warrant and Conversion Features
-------------------------------

         In January, March and October of 2004 and February 2005, the Company issued convertible notes and warrants which would require the Company to register the resale of the shares of common stock upon conversion or exercise of these securities. Since the effective registration of the securities underlying the conversion feature and warrants is an event outside of the control of the Company, the Company recorded the fair value of the conversion feature and warrants as long-term liabilities as it was assumed that the Company would be required to net-cash settle the underlying securities. The Company is required to carry these embedded derivatives on its balance sheet at fair value and unrealized changes in the values of these embedded derivatives were reflected in the consolidated statement of operations as "Gain (loss) on value of warrants and conversion feature." The Company accounted for the fair value of these outstanding warrants to purchase common stock and conversion feature of its convertible notes in accordance with SFAS No. 133 "Accounting For Derivative Instruments And Hedging Activities" and EITF Issue No. 00-19 "Accounting For Derivative Financial Instruments Indexed To And Potentially Settled In A Company's Own Stock." The gain or loss related to these securities is based on changes in the Company's stock price during the period. As the Company's stock price increased the value of the derivative security increased, therefore the Company recorded a loss. As the Company's stock price decreased the value of the derivative security decreased, therefore the Company recorded a gain. When the convertible security was converted, the underlying liability of derivative was removed from long-term debt and recorded as an increase to the Company's equity. As a result of the above-described amendment of the convertible debt financing package in April 2006 and the transactions contemplated thereby, the derivative accounting treatment described above was terminated in the quarter ended June 30, 2006. See table below for impact on the financial results for the year-end financial results ended September 30, 2006, 2005 and 2004 (amounts in thousands).

                                                                  FISCAL YEAR ENDED SEPTEMBER 30, 2006
                                                                  ------------------------------------
                                                                               CONVERSION
                                                                  WARRANTS      FEATURES         TOTAL
                                                                  --------      --------         -----
         January 2004 issuance - mark to market ................ $  (1,413)     $       -      $  (1,413)
         March 2004 issuance - mark to market ..................      (730)             -           (730)
         October 2004 issuance - mark to market.................    (2,902)        (5,671)        (8,573)
         February 2005 issuance - mark to market................    (1,788)       (16,799)       (18,587)
                                                                 ---------      ---------      ---------
                  Loss on value of warrants and
                    conversion feature.......................... $  (6,833)     $ (22,470)     $ (29,303)
                                                                 =========      =========      =========

                                                                   FISCAL YEAR ENDED SEPTEMBER 30, 2005
                                                                   ------------------------------------
                                                                                CONVERSION
                                                                  WARRANTS       FEATURES        TOTAL
                                                                  --------       --------        -----
         January 2004 issuance - mark to market ................ $  (1,083)     $  (8,164)     $  (9,247)
         February 2004 issuance - mark to market................      (775)        (5,684)        (6,459)
         October 2004 issuance - mark to market.................    (2,025)        (3,958)        (5,983)
         February 2005 issuance - mark to market................     1,172          3,943          5,115
                                                                 ---------      ---------      ---------
                  Loss on value of warrants and
                    conversion feature.......................... $  (2,711)     $ (13,863)     $ (16,574)
                                                                 =========      =========      =========

                                                                   FISCAL YEAR ENDED SEPTEMBER 30, 2004
                                                                   ------------------------------------
                                                                               CONVERSION
                                                                  WARRANTS      FEATURES         TOTAL
                                                                  --------      ---------        -----
         January 2004 issuance - mark to market ................ $  (1,109)     $  (4,039)     $  (5,148)
         February 2004 issuance - mark to market................        18            210            228
                                                                 ---------      ---------      ---------

                  Loss on value of warrants and
                    conversion feature.......................... $  (1,091)     $  (3,829)     $  (4,920)
                                                                 =========      =========      =========


Amortization of Financing Fees and Debt Discount
------------------------------------------------

         At the time of issuance of convertible debt securities with warrants, the Company records the fair value associated with the warrants using the Black-Scholes option-pricing model. This fair value discount is recorded as a reduction in the carrying value of the convertible debt security that is accreted to its face value over the life of the convertible security and expensed into the Company's income statement. If the convertible security is converted prior to the redemption date, the unamortized debt discount associated with the valuation of the warrants is recorded as a reduction to additional paid-in capital at the time of conversion.

         As part of the April 2006 amendment to the September 2005 convertible debt issuance, the Company issued the investors five-year warrants to purchase 111,113 shares of common stock at an exercise price of $.01 per share as an inducement to the holders to convert the February 2005 issuance. The fair value of the warrants issued of $3.3 million was expensed during the quarter ended June 30, 2006 and is included in amortization of financing fees and debt discount in the statement of operations.

         The February 2005, February 2006, May 2006 and July 2006 issuances were considered to have a beneficial conversion feature because the adjusted conversion price after allocating a portion of the proceeds to the warrants, as discussed above, was less than the Company's market price of common stock at date of issue. The beneficial conversion is recorded as a reduction in the carrying value of the convertible debt security and is accreted to its face value over the life of the convertible security and expensed into the Company's income statement. If the convertible security is converted prior to the redemption date, the unamortized balance is recorded in expense at the time of conversion. During the third quarter of fiscal 2006, the February 2005 issuance, which had a beneficial conversion feature, was converted and the Company recorded an expense $5.0 million for the unamortized portion on the beneficial conversion feature which is included in amortization of financing fees and debt discount in the statement of operations.

         See the table below for impact of amortization of financing fees and debt discount on the financial results for the fiscal year 2006, 2005 and 2004 (amounts in thousands).

                                                                   FISCAL YEAR ENDED SEPTEMBER 30, 2006
                                                                   ------------------------------------
                                                                                CONVERSION
                                                                  WARRANTS       FEATURES        TOTAL
                                                                  --------       --------        -----
October 2004 issuance........................................... $     204      $     400      $     604
February 2005 issuance..........................................       834          7,830          8,664
September 2005 issuance.........................................       906              -            906
December 2005 issuance..........................................       548              -            548
February 2006 issuance..........................................       312            694          1,006
May 2006 issuance...............................................     3,524            332          3,856
July 2006 issuance..............................................        28             34             62
                                                                 ---------      ---------      ---------
                                                                 $   6,356      $   9,290      $  15,646
                                                                 =========      =========      =========
         Deferred financing costs...............................                                     886
                                                                                               ---------
         Total..................................................                               $  16,532
                                                                                               =========

                                                                   FISCAL YEAR ENDED SEPTEMBER 30, 2005
                                                                   ------------------------------------
                                                                                CONVERSION
                                                                 WARRANTS        FEATURES        TOTAL
                                                                 --------        --------        -----
January 2004 issuance........................................... $     458      $       -      $     458
March 2004 issuance.............................................       863              -            863
October 2004 issuance...........................................       973          1,902          2,875
February 2005 issuance..........................................       850          1,892          2,742
                                                                 ---------      ---------      ---------
                                                                 $   3,144      $   3,794      $   6,938
                                                                 =========      =========      =========
         Deferred financing costs...............................                                   1,531
                                                                                               ---------
         Total..................................................                               $   8,469
                                                                                               =========


                                                                   FISCAL YEAR ENDED SEPTEMBER 30, 2004
                                                                   ------------------------------------
                                                                                CONVERSION
                                                                 WARRANTS        FEATURES        TOTAL
                                                                 --------        --------        -----
January 2004 issuance........................................... $     903      $       -      $     903
March 2004 issuance.............................................     1,150              -          1,150
                                                                 ---------      ---------      ---------

                                                                 $   2,053      $       -      $   2,053
                                                                 =========      =========      =========
         Deferred financing costs...............................                                     524
                                                                                               ---------
         Total..................................................                               $   2,577
                                                                                               =========

         The carrying values of unamortized conversion features, debt discount and financing fees are as follows (amounts in thousands):

                                                                          SEPTEMBER 30, 2006
                                                                          ------------------
                                                                                CONVERSION
                                                                 WARRANTS        FEATURES        TOTAL
                                                                 --------        --------        -----
September 2005 issuance......................................... $   1,003      $       -      $   1,003
December 2005 issuance..........................................     1,894              -          1,894
February 2006 issuance..........................................     2,278          2,343          4,621
May 2006 issuance...............................................     6,899         10,187         17,086
July 2006 issuance..............................................       791            952          1,743
                                                                 ---------      ---------      ---------
                                                                 $  12,865      $  13,482         26,347
                                                                 =========      =========      =========
     Debt acquisition cost and financing fees...................                                   1,582
                                                                                               ---------
         Total..................................................                               $  27,929
                                                                                               =========


                                                                           SEPTEMBER 30, 2005
                                                                           ------------------
                                                                                CONVERSION
                                                                 WARRANTS        FEATURES        TOTAL
                                                                 --------        --------        -----
March 2004 issuance............................................. $   2,476      $   4,841      $   7,317
October 2005 issuance...........................................       724          1,612          2,336
September 2005 issuance.........................................    12,513              -         12,513
                                                                 ---------      ---------      ---------
                                                                 $  15,713      $   6,453         22,166
                                                                 =========      =========      =========
     Debt acquisition cost and financing fees...................                                   2,315
                                                                                               ---------
         Total..................................................                               $  24,481
                                                                                               =========


3.       DISCONTINUED OPERATIONS
------------------------------------------------------------------------------

         During the fourth quarter of fiscal 2004, the Company discontinued the nylon fiber operation and the acrylic textile business of Zoltek Rt. During the fourth quarter of fiscal 2005, the Company discontinued the CMC operation of Zoltek Rt. These divisions were deemed not to be part of the long-term strategy of the Company and not expected to be profitable in the foreseeable future due to the continued pricing pressure from competitive manufacturers. The wind-down of nylon fiber and acrylic textile product lines was substantially completed by February 1, 2005, and the CMC operation was shut down at September 30, 2005. The Company is utilizing a portion of the acrylic fiber capacity to supply precursor for its growing carbon fiber manufacturing operations. During the fourth quarter of fiscal 2006, the Company formally adopted a plan to sell certain of the assets of its continuously extruded netting division and to discontinue and exit another division that manufactures thermoplastic components. The Company incurred no significant exit costs for the selling or discontinuation of these businesses. These divisions were not part of the long-term strategy of the Company and were not expected to be profitable in the foreseeable future due to the continued pricing pressure from competitive manufacturers. The results from operations of these two divisions have been reclassified to discontinued operations. Corporate headquarters costs were allocated to these businesses as they were part of continuing operations in 2004 and 2005, but were not allocated in 2006. Collectively, these businesses previously comprised the Specialty Products segment and were disclosed as such. Certain information with respect to the discontinued operations of the textile acrylic, nylon fibers and CMC divisions for the fiscal years 2006, 2005 and 2004 is summarized as follows (amounts in thousands):

                                                                   2006            2005           2004
                                                                 ---------      ---------      ---------
         Net sales..........................................     $   4,964      $  13,008      $  27,093
         Cost of sales......................................         4,369         11,424         26,572
                                                                 ---------      ---------      ---------
              Gross profit .................................           595          1,584            521
         Selling, general and administrative expenses.......          (383)        (3,735)        (5,820)
                                                                 ---------      ---------      ---------
              Gain (loss) from operations...................           212         (2,151)        (5,299)
         Other income (loss)................................          (399)           (31)           244
                                                                 ---------      ---------      ---------
              Net loss from operations......................          (187)        (2,182)        (5,055)
         Gain (loss) on disposal of discontinued operations.           150              -           (659)
                                                                 ---------      ---------      ---------
         Loss on discontinued operations....................     $     (37)     $  (2,182)     $  (5,714)
                                                                 =========      =========      =========

4.       INVENTORIES
------------------------------------------------------------------------------

Inventories consist of the following (amounts in thousands):

                                                                       SEPTEMBER 30,
                                                                   2006           2005
                                                                 ---------      ---------
         Raw materials......................................     $  14,306      $  13,072
         Work-in-process....................................         1,750            430
         Finished goods.....................................         5,142         10,438
         Supplies and other.................................           523            813
                                                                 ---------      ---------
                                                                 $  21,721      $  24,753
                                                                 =========      =========

         Inventories are valued at the lower of cost, determined on the first-in, first-out method, or market. Cost includes material, labor and overhead. The Company recorded an inventory valuation reserve of $1.3 million and $3.1 million as of September 30, 2006 and 2005, respectively, to reduce the carrying value of inventories to net realizable value. The reserves were established primarily due to industry overcapacity for certain carbon fiber products in prior years.

5.       PROPERTY AND EQUIPMENT
------------------------------------------------------------------------------

Property and equipment consists of the following (amounts in thousands):

                                                                      SEPTEMBER 30,
                                                                   2006           2005
                                                                 ---------      ---------
Land........................................................     $   1,674      $   1,706
Buildings and improvements..................................        50,887         32,744
Machinery and equipment.....................................       102,673         87,877
Furniture, fixtures and software............................         5,534          5,493
Construction in progress....................................        17,297         10,842
                                                                 ---------      ---------
                                                                   178,065        138,662
Less:  accumulated depreciation.............................       (55,781)       (50,644)
                                                                 ---------      ---------
                                                                 $ 122,284      $  88,018
                                                                 =========      =========

         During 2004 and 2005, the Company was not operating its Abilene, Texas facility at full capacity. As a result, the Company elected to categorize certain costs related to these idle assets as unused capacity costs. Such costs totaled $2.3 million and $4.5 million for fiscal 2005 and 2004, and include depreciation and other overhead expenses associated with unused capacity. The unused capacity costs are presented as an operating item on the Company's consolidated statement of operations. As discussed above, the Company has resumed certain levels of manufacturing at this facility during fiscal 2005. With the reactivation of the Abilene plant, unused capacity costs were fully absorbed in ongoing production fiscal 2006.

6.       INCOME TAXES
------------------------------------------------------------------------------

         The components of income tax expense (benefit) for the fiscal years ended September 30, 2006, 2005 and 2004 are as follows (amounts in thousands):

                                                                   2006           2005           2004
                                                                 ---------      ---------      ---------
From continuing operations:
     Current:
         Federal.....................................            $       -      $       -      $       -
         State.......................................                    -              -              -
         Non-U.S. ...................................                2,258            708            434
                                                                 ---------      ---------      ---------
                                                                     2,258            708            434
                                                                 ---------      ---------      ---------
     Deferred:
         Federal.....................................                    -              -              -
         State.......................................                    -              -              -
         Non-U.S.....................................               (1,370)             -              -
                                                                 ---------      ---------      ---------
                                                                    (1,370)             -              -
                                                                 ---------      ---------      ---------
              Total Continuing Operations............            $     888      $     708      $     434
                                                                 =========      =========      =========

                                     56



                                                                   2006           2005           2004
                                                                 ---------      ---------      ---------
From discontinued operations:
     Current:
         Federal.....................................            $       -      $       -      $       -
         State.......................................                    -              -              -
         Non-U.S.....................................                    -              -              -
                                                                 ---------      ---------      ---------
                                                                         -              -              -
                                                                 ---------      ---------      ---------
     Deferred:
         Federal.....................................                    -              -              -
         State.......................................                    -              -              -
         Non-U.S.....................................                    -              -              -
                                                                 ---------      ---------      ---------
              Total Discontinued Operations..........                    -              -              -
                                                                 ---------      ---------      ---------
              Total .................................            $     888      $     708      $     434
                                                                 =========      =========      =========

         Deferred income taxes reflect the tax impact of carryforwards and temporary differences between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. Cumulative carryforwards and temporary differences giving rise to the net deferred income tax asset at September 30 are as follows (amounts in thousands):

                                                                                  2006            2005
                                                                                ---------      ---------
     Tax effect of regular net operating loss carry-forwards - US............   $  38,807      $  23,758
     Tax effect of regular net operating loss carry-forwards - Foreign.......       2,447          4,031
     Valuation allowance on net operating loss carry-forwards - US...........     (33,132)       (18,899)
     Valuation allowance on net operating loss carry-forwards - Foreign......      (1,085)        (2,979)
     Tax effect of capital loss - US.........................................           -            523
     Valuation allowance on capital loss - US................................           -           (523)
     Depreciation - US.......................................................      (5,824)        (5,029)
     Depreciation - Foreign..................................................      (1,423)        (1,113)
     Employee related cost - US..............................................          94             79
     Prepaids - US...........................................................         (82)           (49)
     Bad debt accrual - US...................................................         131            125
     Bad debt accrual - Foreign..............................................          61             61
     Other - US..............................................................           6             15
                                                                                ---------      ---------
              Total net deferred tax asset...................................   $       -      $       -
                                                                                =========      =========

         The provision for income taxes at September 30 differs from the amount using the statutory federal income tax rate (34%) as follows (amounts in thousands):

                                                                   2006           2005           2004
                                                                 ---------      ---------      ---------
At statutory rate:
         Income taxes on loss from continuing operations........ $ (22,058)     $ (12,751)     $  (5,664)
Increases (decreases):
         Lower effective tax rate on non-U.S. operations........      (985)           525          1,054
         Change in valuation allowance on net operating loss....    12,339          4,125          2,588
         Change in valuation allowance on capital loss..........      (523)             -              -
         Local taxes, non-U.S...................................       888            708            435
         Amortization of warrant discount.......................     5,659          2,359            274
         Fair market value of warrants..........................     9,963          5,635          1,673
         Nonqualified stock option expense......................    (3,617)             -              -
         Other..................................................      (778)           107             75
                                                                 ---------      ---------      ---------
                                                                 $     888      $     708      $     435
                                                                 =========      =========      =========

         The consolidated loss from continuing operations before income taxes by domestic and foreign sources for the years ended September 30, 2006, 2005 and 2004 was as follows (amounts in thousands):

                                                                   2006           2005           2004
                                                                 ---------      ---------      ---------
Domestic........................................................ $ (71,069)     $ (35,936)     $ (15,932)
Foreign.........................................................     6,192         (1,567)          (727)
                                                                 ---------      ---------      ---------
Loss from continuing operations before income taxes............. $ (64,877)     $ (37,503)     $ (16,659)
                                                                 =========      =========      =========

         Zoltek Rt.'s accumulated deficit of $(5,317,328) and $(8,085,380) at September 30, 2006 and September 30, 2005, respectively, and accumulated earnings of $957,000 at September 30, 2004 are considered to be permanently reinvested and, accordingly, no provision for income taxes has been recorded.

         The Company currently has a net operating loss carry-forward of approximately $115.4 million, which expires between 2020 and 2026. The Company has recorded a full valuation allowance against its deferred tax asset because it is more likely than not that the value of the deferred tax asset will not be realized.

         The Company currently has a foreign net operating loss carry-forward of approximately $13.6 million which expires between 2009 and 2010. The Company has recorded a full valuation allowance against its deferred tax asset because it is more likely than not that the value of the deferred tax asset will not be realized.

7.       DEBT
------------------------------------------------------------------------------

Credit Facilities
-----------------

         US Operations - The Company's current credit facility with its U.S. bank consists of a revolving line of credit and term loan of $5.5 million, which matures January 1, 2007. The availability of the revolving line of credit and term loan was $5.5 million at September 30, 2006. The Company has issued $6.6 million in letters of credit that are collateralized by the cash and cash equivalents in an equal amount and are therefore restricted. In December 2006, the Company extended this line of credit until January 1, 2008. The renewal of the credit facility included an amendment which increased the amount available under the original revolving credit facility from $5.5 million to $6.7 million and established a new $10.0 million term loan, collateralized by certain real estate of the Company. The amendment also provided that the $6.6 million letter of credit previously collateralized by the Company's cash and cash equivalents and presented as restricted cash in the Company's consolidated balance sheet will be collateralized by the availability under the $6.7 million revolving credit facility thereby eliminating the cash restriction. No financial covenants currently apply to the credit facility from the U.S. bank.

         Hungarian Operations - The Company's Hungarian subsidiary has a credit facility with a Hungarian bank. Total borrowings under this credit facility were $3.2 million at September 30, 2006. The credit facility is a term loan with quarterly interest payments and repayment of principal at the maturity date on December 31, 2007.

         The subordinated debt agreements of 2004 and 2005 (see Note 2) require that the Company maintain cash plus borrowing capacity under credit facilities of at least $0.5 million, which the Company was in compliance with as of September 30, 2006.

         The Hungarian Government has pledged a grant of 2.9 billion HUF (approximately $14.1 million) to Zoltek's Hungarian subsidiary for use in modernizing its facility, establishing a research and development center there, and supporting a rapid buildup of manufacturing capacity for both acrylic fiber precursor raw material and carbon fiber. As of September 30, 2006, no amount has been funded under this program.

Long-term debt consists of the following (amounts in thousands):

                                                                                                     SEPTEMBER 30,
                                                                                                 2006           2005
                                                                                               ---------      ---------
     Note payable with interest at 9%, payable in monthly installments of
         principal and interest of $15 to maturity in January 2007...........................  $   1,346      $   1,442

     Non-interest bearing note payable (discounted at 8%) to the City of Abilene, Texas
         to be repaid from real estate and personal property tax abatements .................      1,946          1,865

     Facilities with Hungarian banks (interest rate of 5.5% to 10.6%)........................      3,217          2,766

     Term loan, $0.3 million payable in quarterly installments of $0.1 million in 2006,
         bearing interest at prime plus 2.0% (prime rate at September 30, 2006 was 8.25%)....          -            300

     Revolving credit agreement, maturing in January 2007, bearing interest at prime
         plus 2.0% (prime rate at September 30, 2006 was 8.25%)..............................          -          3,788

     Convertible debentures due February 2008 bearing interest at 7.0%.......................      2,700          7,800
     Convertible debentures due April 2008 bearing interest at 7.0%..........................          -         20,000
     Convertible debentures due August 2008 bearing interest at LIBOR plus 4.0% (LIBOR at
         September 30, 2006 was 5.35%).......................................................          -         20,000

     Convertible debentures due March 2009 bearing interest at 7.5%..........................      3,000          5,000
     Convertible debentures due May 2009 bearing interest at 7.5%............................     15,000              -
     Convertible debentures due August 2009 bearing interest at 7.5%.........................     10,000              -
     Convertible debentures due November 2009 bearing interest at 7.5%.......................     20,000              -
     Convertible debentures due January 2010 bearing interest at 7.5%........................      2,505              -
                                                                                               ---------      ---------

         Total debt..........................................................................     59,714         62,961
         Less: Beneficial conversion feature and debt discount associated with warrants......    (26,347)       (22,166)
         Less: amounts payable within one year...............................................     (1,365)          (374)
                                                                                               ---------      ---------
     Total long-term debt ...................................................................  $  32,002      $  40,421
                                                                                               =========      =========

     Value of derivative liabilities at (amounts in thousands):
     ----------------------------------------------------------

                                                                            SEPTEMBER 30, 2006
                                                                            ------------------
                                                                                CONVERSION
                                                                 WARRANTS        FEATURES        TOTAL
                                                                 --------        --------        -----
         January 2004 issuance.................................. $     903      $      -       $     903
                                                                 ---------      ---------      ---------
                  Totals........................................ $     903      $      -       $     903
                                                                 =========      =========      =========

                                                                            SEPTEMBER 30, 2005
                                                                            ------------------
                                                                                CONVERSION
                                                                 WARRANTS        FEATURES        TOTAL
                                                                 --------        --------        -----
         January 2004 issuance.................................. $   1,818      $      -       $   1,818
         March 2004 issuance....................................       868             -             868
         October 2004 issuance..................................     5,034        11,141          16,175
         February 2005 issuance.................................     3,637         6,526          10,163
                                                                 ---------      ---------      ---------
                  Totals........................................ $  11,357      $ 17,667       $  29,024
                                                                 =========      ========       =========

8.       COMMITMENTS AND CONTINGENCIES
------------------------------------------------------------------------------

LEASES

         Land at the carbon fibers manufacturing facility in Missouri is leased under an operating lease that expires in December 2065, with a renewal option for 24 years expiring in December 2089. The lease requires annual rental payments of $57,991 through October 2010, no further rental payments are required through initial term of lease. Rental expense related to this lease was $57,991 for the years ended September 30, 2006, 2005 and 2004.

LEGAL

         Structural Polymer Group Limited (SP Systems) and its subsidiary Structural Polymer Systems, Limited filed an action against Zoltek Corporation in the U. S. District Court for the Eastern District of Missouri, Eastern Division alleging that the Company breached a Supply Agreement relating to Zoltek's carbon fiber product known as Panex 33. The case was tried in November 2006 and on November 29, 2006, the jury in the case rendered verdicts against Zoltek Corporation in the amounts of $21.1 million and $14.9 million, respectively, which verdicts were subsequently entered as judgments against Zoltek Corporation. The Company believes that any damages should be limited to $21.1 million because the verdicts are duplicative. Zoltek Corporation is filing various post-trial motions. If such motions are unsuccessful, Zoltek Corporation intends to file an appeal with the U. S. Court of Appeals for the 8th Circuit seeking reversal or a new trial. Although the litigation process is inherently uncertain, the Company believes it has grounds for the judgment to be substantially reduced or, possibly, overturned entirely. Management, recognizing the judgment that has been rendered against the Company and the uncertainty surrounding the Company's planned appeals process, accrued $21.8 million during the fourth quarter in respect of the potential liability in this matter, which it believes is the best estimate of the liability associated with this obligation. This amount includes $21.1 million related to the aforementioned judgment and approximately $0.7 million related to legal fees. The Company has already incurred legal expenses of approximately $1.0 million. Management believes that the ultimate resolution of this litigation will not have a material adverse effect on the Company's results of operations, financial condition or cash flow, however, if the Company's appeal is unsuccessful, the resulting settlement could materially impact the Company's results of operations, financial condition and cash flows. The Company will be required to post a bond of approximately $40 million during the appeals process, or a lesser amount if its post-trial motion to reduce the amount of the judgment is granted. The Company has raised the funds necessary for the bond with a $10.0 million loan collateralized by certain real estate of the Company, a $10.0 million loan from the Company's Chief Executive Officer, the proceeds from the exercise of 827,789 warrants for $11.9 million by existing institutional shareholders and the remainder with the Company's cash on hand.

         In October 2003, the Company was named as a defendant in a civil action filed in the Court of Common Pleas for Cuyahoga County, Ohio by the former owner of Hardcore Composites Operations, LLC ("Hardcore") alleging breach by Hardcore and the Company of their respective obligations under a sublease, the Company's guaranty of the sublease, and prior settlement agreement among the parties. The former owner's action claimed damages in the amount of $0.3 million for breaches by the Company of its obligations under the guaranty and the settlement agreement and, in addition, demanded $0.5 million in damages from Hardcore and the Company, jointly and severally, under the terms of the settlement agreement. In October 2004, the Court of Common Pleas for Cuyahoga County, Ohio ruled in favor of the former owner of Hardcore Composites in the amount of $1.1 million. In prior periods, the Company has accrued $1.3 million in respect of the possible liability in this matter, which it believes is its maximum obligation under this guaranty. The Company is vigorously defending this matter. In July 2006, the Company was successful in its appeal of the lower court's ruling and the case was remanded to the Court of Common Pleas for retrial. Management believes that the ultimate resolution of this litigation will not have a further material adverse effect on the Company's results of operations, financial condition or cash flow. To date, the Company has not made any payments of any portion of this obligation. The Company executed a guaranty of Hardcore Composite's lease obligations of approximately $30,000 per month to the former owner. The lease of the Hardcore Composites manufacturing facility expires March 31, 2008. Hardcore no longer occupies the facility and, accordingly, in connection with the ongoing litigation with the former owner, Zoltek is asserting that Zoltek has no further ongoing guarantee obligation with respect to the lease. The Company also is the obligee on aggregate original value of unsecured promissory notes of $9.3 million in connection with the sale of Hardcore, for which a full valuation allowance has been recorded. A full valuation allowance is appropriate in light of Hardcore's current financial condition which, among other relevant factors, make the collection of the promissory notes doubtful.

         In September 2004, the Company was named a defendant in a civil action filed by a former investment banker that was retained by the Company to obtain equity investors, alleging breach by the Company of its obligations under the agreement signed by the parties. The investment banker alleges it is owed commission from the equity investment obtained by the Company from a different source. The Company has asserted various defenses, including that the investment banker breached the agreement by not performing reasonable efforts to obtain financing for the Company, and therefore, the agreement was terminated by the Company prior to obtaining new financing. A decision granting summary judgment against the Company was entered in April 2005 and a trial on damages took place in December 2005, after which a judgment was filed in May 2006 against the Company in the amount of $4.1 million in cash and an order to issue warrants to purchase 122,888 shares of the Company's common stock at various prices. To date the Company has not made payments of any portion of this obligation, although it posted an appeal bond in the amount of $6.6 million. During the second quarter of 2006, the Company accrued $0.5 million in respect of the possible liability in this matter. Management currently believes that the ultimate resolution of this litigation will not have a material adverse effect on the Company's results of operations, financial condition or cash flow, however, if the Company's appeal is unsuccessful, the resulting settlement could materially impact the Company's results of operations. The Company is vigorously defending this matter and has filed counterclaims and an appeal.

         The Company is a party to various other claims and legal proceedings arising out of the normal course of its business. In the opinion of management, the ultimate outcome of these claims and lawsuits will not have a material adverse effect upon the financial condition or results of operations of the Company and its subsidiaries taken as a whole.

ENVIRONMENTAL

         The Company's operations generate various hazardous wastes, including gaseous, liquid and solid materials. The operations of the Company's carbon fibers and technical fibers business segments in Abilene, Texas, St. Charles, Missouri and Hungary utilize thermal oxidation of various by-product streams designed to comply with applicable laws and regulations. The plants produce air emissions that are regulated and permitted by various environmental authorities. The plants are required to verify by performance tests that certain emission rates are not exceeded. Management believes that the plants are currently operating in compliance with their permits and the conditions set forth therein. The Company does not believe that compliance by its carbon fibers and technical fibers operations with applicable environmental regulations will have a material adverse effect upon the Company's future capital expenditure requirements, results of operations or competitive position.

There can be no assurance, however, as to the effect of interpretation of current laws or future changes in federal, state or international environmental laws or regulations on the business segment's results of operations or financial condition.

SOURCES OF SUPPLY

         As part of its growth strategy, the Company has developed its own precursor acrylic fibers and all of its carbon fibers and technical fibers. The primary source of raw material for the precursor is ACN (acrylonitrile), which is a commodity product with multiple sources.

9.       PROFIT SHARING PLAN
------------------------------------------------------------------------------

         The Company maintains a 401(k) Profit Sharing Plan for the benefit of employees who have completed six months of service and attained 21 years of age. No contributions were made by the Company for the fiscal years ended September 30, 2006, 2005, and 2004.

10.      STOCK COMPENSATION EXPENSE
------------------------------------------------------------------------------

         The Company maintains a Long-term Incentive Plan that authorizes the Board of Directors or its Compensation Committee (the "Committee") to grant key employees and officers of the Company incentive or nonqualified stock options, stock appreciation rights, performance shares, restricted shares and performance units. The Committee determines the prices and terms at which awards may be granted along with the duration of the restriction periods and performance targets. All issuances are granted out of shares authorized, as the Company has no treasury stock. Currently, 1,500,000 shares of common stock may be issued pursuant to awards under the plan of which approximately 260,000 are currently outstanding. Outstanding stock options expire 10 years from the date of grant or upon termination of employment. Options granted in 1998 and prior vest 100% five years from date of grant. Options granted in 1999 through 2004 primarily vest 100% three years from date of grant. Options granted in 2005 and thereafter primarily vest 100% two years from date of grant. All options were issued at an option price equal to the market price on the date of grant.

         The Company also maintains a Directors Stock Option Plan under which options to purchase 7,500 shares of common stock at the then fair market value are currently issued to each non-employee director annually. In addition, newly elected non-employee directors receive options to purchase 7,500 shares of common stock, at the then fair market value. The options expire from 2006 through 2015, respectively.

         Presented below is a summary of stock option plans activity for the years shown:

                                                                    WTD. AVG.        WTD. AVG.         WTD. AVG.
                                                    OPTIONS      EXERCISE PRICE     EXERCISABLE     EXERCISE PRICE
                                                   ---------     --------------     -----------     --------------

         Balance, September 30, 2003               1,002,000     $     7.04           744,083        $     8.67
             Granted.............................     77,500           6.36
             Exercised...........................    (63,000)          3.27
             Cancelled...........................    (29,000)          5.44
                                                   ---------
         Balance, September 30, 2004                 987,500           7.22           722,250              8.91
             Granted.............................    187,500          11.02
             Exercised...........................   (119,333)          3.54
             Cancelled...........................     (4,000)          8.38
                                                   ---------
         Balance, September 30, 2005               1,051,667           8.37           812,028              8.85
             Granted.............................    197,500          10.06
             Exercised...........................   (537,833)          5.21
             Cancelled...........................   (158,500)         12.52
                                                   ---------     ----------
         Balance, September 30, 2006                 552,834          10.94           343,495             12.65
                                                   =========     ==========        ==========        ==========

         The following table summarizes information for options currently outstanding and exercisable at September 30, 2006:

                                   OPTIONS OUTSTANDING                                   OPTIONS EXERCISABLE
           --------------------------------------------------------------------      ----------------------------
             RANGE OF                           WTD. AVG.           WTD. AVG.                        WTD. AVG.
              PRICES           NUMBER        REMAINING LIFE      EXERCISE PRICE      NUMBER        EXERCISE PRICE
           -----------         -------       --------------      --------------      ------        --------------
          $  1.33-2.80         122,000          6 years              $ 2.51          103,495          $  2.45
             3.25-5.67          42,500          6 years                5.45           22,500             5.25
             7.69-9.25         192,500          8 years                8.34           52,500             7.64
           10.00-39.00         195,834          6 years               19.74          165,000            21.40
                               -------                                               -------
            1.33-39.00         552,834          6 years               10.87          343,495          $ 12.53
                               =======                                               =======

         The Company historically accounted for stock-based compensation in accordance with that prescribed by Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees", and its related interpretations, as permitted by SFAS No. 123, "Accounting for Stock-Based Compensation". APB 25 required the use of the intrinsic value method, which measures compensation cost as the excess, if any, of the quoted market price of the stock over the amount the employee must pay for the stock. Compensation expense for substantially all of the Company's equity based awards was measured under APB 25 on the date the shares were granted. Under APB 25, no compensation expense was recognized for stock options. The total intrinsic value of options outstanding at September 30, 2006 and 2005 was approximately $4,279,000 and $5,197,000, respectively.

         On October 1, 2005, the Company adopted the provisions of SFAS No. 123-R "Share-Based Payment" using the modified prospective method. SFAS No. 123-R requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based upon the grant date fair value of those awards. Under the modified prospective method of adopting SFAS No. 123-R, the Company recognized compensation cost for all share-based payments granted after October 1, 2005, plus any awards granted to employees prior to October 1, 2005 that remain unvested at that time. Under this method of adoption, no restatement of prior periods is made.

         For the fiscal year ended September 30, 2006, the Company recorded into selling and general administrative expense and into its corporate/other segment $1.0 million for the cost of employee services received in exchange for equity instruments based on the grant-date fair value of those instruments in accordance with the provisions of SFAS No. 123-R. Stock-based employee compensation cost as of September 30, 2006 was $40,000. There were no recognized tax benefits during the fiscal year ended September 30, 2006, as any benefit is offset by the Company's full valuation allowance on its net deferred tax asset. The Company has not recognized the windfall tax benefit as the resulting deduction has not been realized via a reduction of income taxes payable.

         During fiscal 2005 and 2004, had the cost of employee services received in exchange for equity instruments been recognized based on the grant-date fair value of those instruments in accordance with the provisions of SFAS No. 123-R, the Company's net loss and loss per share would have been impacted as shown in the following table (amounts in thousands).

                                                                             FISCAL YEAR ENDED SEPTEMBER 30
                                                                             ------------------------------
                                                                                   2005           2004
                                                                                   ----           ----
         Reported net loss.................................................     $  (40,393)    $  (22,807)
         Total stock-based employee compensation expense
           determined under fair value based method for all awards.........           (294)          (168)
                                                                                ----------     ----------
         Pro forma net loss................................................     $  (40,687)    $  (22,975)
                                                                                ==========     ==========
         Reported basic loss per share.....................................     $    (2.23)    $    (1.40)
                                                                                ==========     ==========
         Pro forma basic loss per share....................................     $    (2.25)    $    (1.40)
                                                                                ==========     ==========
         Reported diluted loss per share...................................     $    (2.23)    $    (1.40)
                                                                                ==========     ==========
         Pro forma diluted loss per share..................................     $    (2.25)    $    (1.40)
                                                                                ==========     ==========

         The historical pro forma impact of applying the fair value method prescribed by SFAS No. 123-R is not representative of the impact that may be expected in the future due to changes resulting from additional grants in future years and changes in assumptions such as volatility, interest rates and expected life used to estimate fair value of the grants in future years.

         The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                                                                     FISCAL YEAR ENDED SEPTEMBER 30
                                                                                     ------------------------------
         ASSUMPTIONS                                                               2006           2005           2004
         -----------                                                               ----           ----           ----
         Expected life of option...........................................      3-8 years     4-8 years      4-8 years
         Risk-free interest rate...........................................        4.32%         3.80%          2.60%
         Volatility of stock...............................................          96%           76%           154%
         Cancellation experience...........................................          30%           51%            47%

         The Company uses historical volatility for a period of time that is comparable to the expected life of the option. However, the Company only calculates the volatility of the Company's stock back to November 2003, the date the Company received its first large order for carbon fibers, as that is when the Company considers its business to have changed from a research and development company to an operational company. Management believes this is a better measurement of the Company's stock volatility.

         The fair value of the options granted during fiscal 2006, 2005 and 2004 was $1,088,964, $684,221 and $159,961, respectively. As of September 30,
2006, the Company had $0.3 million of total unrecognized compensation expense related to stock option plans that will be recognized over a weighted average period over fiscal years 2007 and 2008.

11. BUSINESS SEGMENT AND GEOGRAPHIC INFORMATION
------------------------------------------------------------------------------

         The Company's strategic business units are based on product lines and have been grouped into three reportable segments: Carbon Fibers, Technical Fibers and Corporate/Other Products. In the fourth quarter of fiscal 2004, the Company formally adopted a plan to discontinue and exit two businesses of its Zoltek Rt. operations, which manufacture textile acrylic and nylon fibers and yarns. In the fourth quarter of fiscal 2005, the Company formally adopted a plan to discontinue the CMC business of its Zoltek Rt. operations. During the fourth quarter of fiscal 2006, the Company formally adopted a plan to sell certain of the assets of its continuously extruded netting division and to discontinue and exit another division that manufactures thermoplastic components. These divisions are not part of the long-term strategy of the Company and are not expected to be profitable in the foreseeable future due to the continued pricing pressure from competitive manufacturers. The results from operations of these divisions have been reclassified to discontinued operations. Collectively, these businesses previously comprised the Specialty Products segment and were disclosed as such. The remaining business represented in the Corporate/Other Product segment relate to water treatment and electrical services provided in the Hungary operations.

         The Carbon Fibers segment manufactures low-cost carbon fibers used as reinforcement material in composites, carbon fiber composite products and filament winding equipment used in the composite industry. The Technical Fibers segment manufactures carbon fibers used to manufacture aircraft brake pads and oxidized acrylic fibers for heat/fire barrier applications. These two segments also facilitate development of product and process applications to increase the demand for carbon fibers and technical fibers and seek to aggressively market carbon fibers and technical fibers. The Carbon Fibers and Technical Fibers segments are located geographically in the United States and Hungary. With the exception of the Carbon Fibers segment, none of the segments are substantially dependent on sales from one customer or a small group of customers.

         Management evaluates the performance of its operating segments on the basis of operating income (loss) contribution to the Company. The following table presents financial information on the Company's operating segments as of and for the fiscal years ended September 30, 2006, 2005 and 2004 (amounts in thousands):

                                                              FISCAL YEAR ENDED SEPTEMBER 30, 2006
                                                              ------------------------------------
                                                          CARBON     TECHNICAL   CORPORATE/
                                                          FIBERS       FIBERS      OTHER        TOTAL
                                                          ------       ------      -----        -----
Net sales............................................. $  65,677    $  25,195    $   1,485    $  92,357
Cost of sales.........................................    49,386       19,211        1,397       69,994
Operating income (loss)...............................    10,383        4,620      (30,678)     (15,675)
Depreciation and amortization expense.................     4,601        1,125          127        5,853
Capital expenditures..................................    31,742        7,833        1,220       40,795


                                                              FISCAL YEAR ENDED SEPTEMBER 30, 2005
                                                              ------------------------------------
                                                          CARBON     TECHNICAL   CORPORATE/
                                                          FIBERS       FIBERS      OTHER        TOTAL
                                                          ------       ------      -----        -----
Net sales............................................. $  34,487    $  19,693    $   1,197    $  55,377
Cost of sales, excluding available unused capacity
  expenses............................................    36,677       15,361          771       52,809
Available unused capacity expenses....................     2,347            -            -        2,347
Operating income (loss)...............................    (8,214)       2,658       (2,070)      (7,626)
Depreciation and amortization expense.................     3,922          877          343        5,142
Capital expenditures..................................    11,850        2,611          304       14,765


                                     63



                                                             FISCAL YEAR ENDED SEPTEMBER 30, 2004
                                                             ------------------------------------
                                                          CARBON     TECHNICAL   CORPORATE/
                                                          FIBERS       FIBERS      OTHER        TOTAL
                                                          ------       ------      -----        -----
Net sales............................................. $  18,431    $  14,831    $   1,263    $  34,525
Cost of sales, excluding available unused capacity
  expenses............................................    15,607       12,477        1,053       29,137
Available unused capacity expenses....................     4,466            -            -        4,466
Operating income (loss)...............................    (5,792)       1,164         (913)      (5,541)
Depreciation and amortization expense.................     3,969        1,091          402        5,462
Capital expenditures..................................     5,391          389          139        5,919


                                                                          TOTAL ASSETS
                                                                          ------------
                                                          CARBON     TECHNICAL   CORPORATE/
                                                          FIBERS       FIBERS      OTHER        TOTAL
                                                          ------       ------      -----        -----
September 30, 2006.................................... $ 128,747    $  25,199    $  33,738    $ 187,684
September 30, 2005....................................    93,386       22,662       14,381      130,429
September 30, 2004....................................    63,306       19,701       39,448      122,455

         Sales and long-lived assets, by geographic area, consist of the following as of and for each of the three fiscal years in the period ended September 30, 2006, 2005 and 2004 (amounts in thousands):

                                     2006                           2005                          2004
                          --------------------------     ---------------------------    --------------------------
                                             NET                             NET                           NET
                                          LONG LIVED                      LONG LIVED                    LONG LIVED
                          NET SALES(a)     ASSETS(b)     NET SALES(a)      ASSETS(b)    NET SALES(a)     ASSETS(b)
                          ------------     ---------     ------------      ---------    ------------    ----------
United States...........   $ 36,359        $ 49,497        $ 21,533        $ 45,978       $ 19,020       $ 46,582
Western Europe..........     38,108               -          22,764               -          9,012              -
Eastern Europe..........      9,621          72,787           6,058          42,040          3,934         33,832
Asia....................        698               -           4,879               -          2,361              -
Other areas.............      7,571               -             143               -            198              -
                           --------        --------        --------        --------       --------       --------
   Total................   $ 92,357        $122,284        $ 55,377        $ 88,018       $ 34,525       $ 80,414
                           ========        ========        ========        ========       ========       ========

(a) Revenues are attributed to countries based on the location of the customer.
(b) Property and equipment net of accumulated depreciation based on country location of assets.

12.      SUMMARY OF QUARTERLY RESULTS (UNAUDITED)
------------------------------------------------------------------------------

(Amounts in thousands, except per share data)

FISCAL YEAR 2006                                    1ST QUARTER      2ND QUARTER     3RD QUARTER       4TH QUARTER
-------------------------------------------------------------------------------------------------------------------
Net sales..........................................    $ 15,557         $ 26,199        $ 26,787          $ 23,814
Income (loss) from continuing operations...........       6,128          (27,784)        (21,216)          (22,893)
Income (loss) from discontinued operations.........         160               41            (252)               14
                                                       --------         --------        --------          --------
Net income (loss)..................................    $  6,288         $(27,743)       $(21,468)         $(22,879)
                                                       ========         ========        ========          ========

Basic and diluted income (loss) per share:
  Continuing operations - basic....................    $   0.31         $  (1.31)       $  (0.90)         $  (0.89)
  Discontinued operations - basic..................        0.01             0.00           (0.01)            (0.00)
                                                       --------         --------        --------          --------
       Total basic.................................    $   0.32         $  (1.31)       $  (0.91)         $  (0.89)
                                                       ========         ========        ========          ========

  Continuing operations - diluted..................    $   0.27         $  (1.31)       $  (0.90)         $  (0.89)
  Discontinued operations - diluted................         .01             0.00           (0.01)            (0.00)
                                                       --------         --------        --------          --------
       Total diluted...............................    $   0.28         $  (1.31)       $  (0.91)         $  (0.89)
                                                       ========         ========        ========          ========

FISCAL YEAR 2005                                    1ST QUARTER      2ND QUARTER     3RD QUARTER       4TH QUARTER
-------------------------------------------------------------------------------------------------------------------
Net sales..........................................    $ 11,194         $ 13,230        $ 16,073          $ 14,880
Income (loss) from continuing operations...........     (29,187)           2,621          (1,293)          (10,352)
Loss from discontinued operations..................        (742)            (475)           (175)             (790)
                                                       --------         --------        --------          --------
Net income (loss)..................................    $(29,929)        $  2,146        $ (1,468)         $(11,142)
                                                       ========         ========        ========          ========

Basic and diluted income (loss) per share:
  Continuing operations - basic....................    $  (1.62)        $   0.14        $  (0.07)         $  (0.57)
  Discontinued operations - basic..................       (0.04)           (0.02)          (0.01)            (0.04)
                                                       --------         --------        --------          --------
       Total basic.................................    $  (1.66)        $   0.12        $  (0.08)         $  (0.61)
                                                       ========         ========        ========          ========

  Continuing operations - diluted..................    $  (1.78)        $  (0.21)       $  (0.13)         $  (0.52)
  Discontinued operations - diluted................       (0.04)           (0.02)          (0.01)            (0.03)
                                                       --------         --------        --------          --------
       Total diluted...............................    $  (1.82)        $  (0.23)       $  (0.14)         $  (0.55)
                                                       ========         ========        ========          ========

Item 9.  Changes in and Disagreements With Accountants on Accounting and
------   ---------------------------------------------------------------
         Financial Disclosures
         ---------------------

None.

Item 9A.  Controls and Procedures
-------   -----------------------

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

         As of the end of the period covered by this report, an evaluation was carried out by management, under the supervision and with the participation of the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange
Act of 1934, as amended (the "Exchange Act")). The Company's disclosure controls and procedures are designed to ensure that information required to be disclosed in reports it files or submits under the Exchange Act are recorded, processed, summarized and reported within the time period specified in SEC rules and forms and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures.

         Based on the evaluation described above and the material weaknesses in internal control over financial reporting described below, our Chief
Executive Officer and Chief Financial Officer concluded that, as of September 30, 2006, the Company's disclosure controls and procedures were ineffective.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

         Zoltek management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles ("GAAP"). Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the interim or annual consolidated financial statements.

         Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

         Under the supervision and with the participation of management, including the Company's Chief Executive Officer and Chief Financial Officer, we conducted an assessment of the effectiveness of the Company's internal control over financial reporting as of September 30, 2006. In making this assessment, the Company used the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO").

         A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. In connection with our assessment of the Company's internal control over financial reporting described above, we have identified the following control deficiencies, which represent material weaknesses in the Company's internal control over financial reporting as of September 30, 2006.

         The Company did not maintain effective controls over the accounting for inventory that resulted in the following material weaknesses.

a) The Company did not maintain effective controls over the completeness and accuracy of physical inventory quantities. Specifically, the Company did not maintain effective controls to ensure that the Company's perpetual inventory records were appropriately updated for the results of cycle counts performed.

b) The Company did not maintain effective controls over the accuracy and valuation of inventory. Specifically, effective controls were not designed and in place to (i) ensure the proper determination and review of inventory costing and valuation at period-end and
         (ii) perform the proper analysis and review of inventory manufacturing variances for capitalization at period-end.

The control deficiencies described above could result in a misstatement of the Company's inventory and cost of goods sold accounts that would result in a material misstatement to the Company's interim or annual consolidated financial statements that would not be prevented or detected. Management has determined that each of the control deficiencies described above constitute a material weakness.

         Because of the material weaknesses described above, management has concluded that the Company did not maintain effective internal control over financial reporting based on the criteria established in Internal Control - Integrated Framework by the COSO.

         Management's assessment of the effectiveness of the Company's internal control over financial reporting as of September 30, 2006, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which appears elsewhere herein.

REMEDIATION OF MATERIAL WEAKNESSES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Continuing Remediation

         As discussed above, management has identified certain material weaknesses that exist in the Company's internal control over financial reporting and is taking steps to strengthen its internal control over financial reporting. Management is actively engaged in the implementation of remediation efforts to address the material weaknesses in the Company's internal control over financial reporting as of September 30, 2006. These remediation efforts, including the actions below, are designed to address the material weaknesses identified by management and to enhance the Company's overall control environment.

o Improve compliance with its previously established cycle counting process, by instituting greater management oversight, providing additional training for cycle count personnel, mandating use of specifically designed cycle count worksheets, requiring review and approval of all cycle counts by another trained individual, and adding secondary verification that all cycle count adjustments have been entered into the Company's inventory system in a timely manner.

o Designing and implementing controls over the inventory costing and valuation process based on feedback and input from Accounting, Engineering and Plant personnel, including formal identification of current costs of manufactured products, development of new cost standards to be utilized in the manufacturing process, and implementation of routine review of manufacturing variances against benchmarks to validate production costs and inventory values.

Completed Remediation

         As discussed below, we significantly improved our internal control over financial reporting during fiscal 2006. Management, under the supervision and with the participation of our Chief Executive Officer, Chief Financial Officer and Director of Compliance and Information Technology, has been actively engaged in the implementation of remediation efforts to address the material weaknesses that were in existence as of September 30, 2005 and previously disclosed in our 2005 Annual Report on Form 10-K.

         The following describes the remedial actions that have been implemented during the fourth quarter of fiscal 2006 to address the material weaknesses in our internal control over financial reporting which existed as of September 30, 2005:

o In recognition of the importance of having staff with competencies required for the accurate interpretation and application of GAAP, for having effective internal control over financial reporting and for establishing the appropriate policies and procedures to assure timely, accurate, and reliable financial information, the Company expanded its finance organization and hired a General Ledger Accountant, a Director of Compliance and Information Technology and a Director of Financial and Managerial Reporting.

o The Company increased its supervisory review of its financial statements, including consolidating and eliminating entries.
     Specifically, the Director of Financial and Managerial Reporting validates the preparation and completeness of entries in the Company's consolidating internal financial statements to underlying support. Thereafter, the Chief Financial Officer performs a review verifying the Company's financial statements are a complete, fair and accurate depiction of the

     Company's financial position and operating results. In addition, a more comprehensive quarterly reporting package serving as the basis for performance of an analytical review was developed.

o The Company increased its supervisory review of its financial statements and disclosures. Specifically, the Director of Financial and Managerial Reporting is responsible for:

     o Tie-out of all consolidating entities' account balances "keyed" in the consolidating database to their respective General Ledger trial balances or Hungarian reporting package;

     o Retrieval and accumulation of underlying support for related disclosures; and

     o Maintenance of quarterly reporting package serving as basis for performance of analytical review.

o At quarter-end, a reasonableness calculation is prepared analyzing the cumulative translation adjustment reflected in the Company's financial statements. The CFO prepares the analysis, which in turn is validated by the Director of Financial and Managerial Reporting.

o A policy was implemented in which the Chief Financial Officer or Director of Compliance and Information Technology, and
     Controller-Hungary review and approve (in writing) all United States and Hungarian journal entries, respectively, on a monthly basis.

o The Company commenced documented approval of monthly reconciliation of significant accounts to underlying support. Significant reconciling items are researched and resolved on a timely basis.

o The Company implemented a formal control process regarding its review and determination of allowance for doubtful accounts at its Hungarian subsidiary.

o The Company updated written procedures for its annual physical inventory to ensure that all inventory items are appropriately identified and accounted for. In addition, the Company expanded the use of an outside inventory firm to all major US manufacturing facilities enabling a greater percentage of the results of the Company's inventory to be captured via UPC-wanding technology. Comprehensive binders containing documents used, produced and accumulated during physical inventories were prepared and reviewed by the Chief Financial Officer ensuring the Company's perpetual inventory records were updated for the results of the annual physical inventory.

o An inventory reserve database template calculating an adjustment to cost inventory at its net realizable value was developed. On a monthly basis, the template is prepared by the Controller-North America and approved by the Chief Financial Officer. In connection with this monthly analysis, management ensures significant inventory components continue to be actively sold and current selling prices are supportive of net realizable value used to determine the inventory reserve. In addition, the template serves as the underlying support for the applicable recorded journal entry, which in turn is approved by the Chief Financial Officer (as more fully discussed above).

o The Company established procedures over fixed asset acquisitions, including propriety of accounting treatment for internal capitalized labor, and identification and recognition of interest incurred in financing the construction and acquisition of assets. In conjunction with monthly approval of journal entries, the Chief Financial Officer reviews and approves the capitalization of internal labor verifying compliance with GAAP. On a quarterly basis, in accordance with Statement of Financial Accounting Standards No. 34 "Capitalization of Interest Cost", interest incurred during construction is capitalized. The amount capitalized is based on the product of average capitalized construction-in-progress costs for the quarter and rates applicable to outstanding borrowings. The Chief Financial Officer approves the calculation of capitalized interest.

o The increased staffing of competent and trained employees referred to above enabled the Company to enhance its review of significant non-routine and complex accounting issues, including establishing controls over accounting for derivatives embedded in convertible debt. Specifically, the Company implemented a process whereby the Director of Financial and Managerial Reporting reviews debt transactions for accounting implications and documents recommended accounting treatment, including rationale for selection, in an Issue Summary memorandum. The Chief Financial Officer reviews and approves the Issue Summary memorandum. The recommended accounting treatment serves as guidance for the basis in which the accounting group records the underlying debt transaction.

o The Company developed a template (based on dilutive sequencing depicted within Statement of Financial Accounting Standards No. 128 "Earnings per Share") for calculating earnings (loss) per share. The Company's methodology properly addresses common stock equivalents associated with outstanding options and warrants, and convertible debt instruments. This template is prepared on a quarterly basis for current reporting and year-to-date periods and serves as the basis for disclosures. A party independent of the preparation process validates disclosures in Company filings to this underlying support. Management also stays abreast of potential dilutive instruments to ensure they are properly considered in the Company's diluted EPS calculation.

o Due to limitations within the user security features inherent in the Company's ERP system, management implemented various manual compensating controls to monitor processes in the Company's financial reporting process that lacked appropriate segregation of duties. These new controls focus on ensuring adequate critical review and approval of transactions subject to segregation of duties situations (including (i) purchases and payables, (ii) payroll, (iii) debt and related interest expense, (iv) revenue and accounts receivable, (v) fixed assets, and
     (vi) inventory) is performed.

     The following describes the remedial actions that have been implemented to date to address our information technology general control ("ITGC") deficiencies existing as of September 30, 2005:

     o Instituted compensating controls consisting of manual oversight and reasonableness checking to assure the accuracy of the financial information processed via financially significant applications.

     o Expanded and strengthened oversight of our information technology structure through the creation of compliance role (Director of Compliance and Technology) reporting directly to our Chief Financial Officer, with responsibility for information technology related finance and legal compliance controls.

     o Upgraded the capabilities of the existing information technology structure via replacement of staff with an individual whose experience and expertise aligned with Company needs.

     We believe that the foregoing Continuing Remediation actions described above will continue to improve our internal control over financial reporting, as well as our disclosure controls and procedures. We also believe that the foregoing Completed Remediation actions described above have significantly improved our internal control over financial reporting, as well as our disclosure controls and procedures. Our management, with the oversight of our audit committee, will continue to take steps to remedy the known material weaknesses as expeditiously as possible.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

     As described above, the Completed Remediation actions depict changes in the Company's internal control over financial reporting in the fourth quarter of fiscal 2006 that materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

Item 9B.  Other Information
-------   -----------------

         Not Applicable.

                                  PART III

Item 10.  Directors and Executive Officers of the Registrant
-------   --------------------------------------------------

         The information set forth under the captions "Election of Directors", "Other Matters" and "Compliance with Section 16(a) of the Securities Exchange Act of 1934" in the registrant's Proxy Statement for its 2007 Annual Meeting of Shareholders is incorporated herein by this reference. See also Item 4A of
Part I of this report.

Item 11.  Executive Compensation
-------   ----------------------

         The information set forth under the captions "Directors' Fees" and "Compensation of Executive Officers" in the registrant's Proxy Statement for its 2007 Annual Meeting of Shareholders is incorporated herein by this reference.

Item 12.  Security Ownership of Certain Beneficial Owners and Management and
-------   ------------------------------------------------------------------
          Related Stockholder Matters
          ---------------------------

         The information set forth under the captions "Voting Securities and Principal Holders Thereof" and "Security Ownership By Management" in the registrant's Proxy Statement for its 2007 Annual Meeting of Shareholders is incorporated herein by this reference.

         The following table shows the total number of outstanding options and shares available for future issuances of options under the Company's existing stock option plans as of September 30, 2007.

                                       EQUITY COMPENSATION PLAN INFORMATION
                                       ------------------------------------
                                                                                             NUMBER OF SECURITIES
                                                                                              REMAINING AVAILABLE
                                                                     WEIGHTED AVERAGE         FOR FUTURE ISSUANCE
                                       NUMBER OF SECURITIES TO       EXERCISE PRICE OF           UNDER EQUITY
                                       BE ISSUED UPON EXERCISE      OUTSTANDING OPTIONS       COMPENSATION PLANS
                                       OF OUTSTANDING OPTIONS          UNDER EQUITY          (EXCLUDING SECURITIES
                                         WARRANTS AND RIGHTS        WARRANTS AND RIGHTS       REFLECTED IN COLUMN)
       PLAN CATEGORY                             (#)                        ($)                       (#)
       -------------                   -----------------------      -------------------      ---------------------

Equity Compensation Plans
Approved by Security Holders                  552,834(1)                  $10.94                    696,000(1)

Equity Compensation Plans Not
Approved by Security Holders                        0(2)                       0                          0(2)

Total                                         552,834                     $10.94                    696,000

-------------------
(1) Under the Company's Directors Stock Option Plan, there is at all times reserved for issuance a number of shares of Common Stock equal to the total number of shares then issuable pursuant to all option grants which are then outstanding under such plan.

(2) The Company currently has no equity compensation plans that are not approved by security holders.

Item 13.  Certain Relationships and Related Transactions
-------   ----------------------------------------------

         The information set forth under the caption "Certain Transactions" in the registrant's Proxy Statement for its 2007 Annual Meeting of Shareholders is incorporated herein by this reference.

Item 14.  Principal Accountant Fees and Services
-------   --------------------------------------

         The information set forth under the caption "Principal Accountant Fees and Services" in the registrant's Proxy Statement for its 2007 Annual Meeting of Shareholders is incorporated herein by this reference.

                                   PART IV

Item 15.  Exhibits and Financial Statement Schedule
-------   -----------------------------------------

         (a)   (1)   Financial statements: The following financial statements
are included in Item 8 of this report:

               Report of Independent Registered Public Accounting Firm

               Consolidated Balance Sheet as of September 30, 2006
               and 2005

               Consolidated Statement of Operations for the years ended September 30, 2006, 2005 and 2004

               Consolidated Statement of Changes in Shareholders' Equity for the years ended September 30, 2006, 2005 and 2004

               Consolidated Statement of Cash Flows for the years ended September 30, 2006, 2005 and 2004

               Notes to Consolidated Financial Statements

               (2) The following financial statement schedule and Independent Registered Public Accounting Firm's report thereon are included in Part IV of this report:

         Report of Independent Registered Public Accounting Firm on Financial Statement Schedule

         12-09 Valuation and Qualifying Accounts and Reserves

                     Schedules other than those listed above have been omitted because they are either not required or not applicable, or because the information is presented in the consolidated financial statements or the notes thereto.

               (3) The following exhibits are filed herewith or incorporated by reference herein, as indicated:

         3.1 Restated Articles of Incorporation of the Registrant, filed as Exhibit 3.1 to Registrant's Registration Statement on Form S-1 (Reg. No. 33-51142) is incorporated herein by this reference

         3.2 Restated By-Laws of the Registrant, as currently in effect, filed as Exhibit 3.2 to Registrant's Registration Statement on Form S-1 (Reg. No. 33-51142) is incorporated herein by this reference

         4.1 Form of certificate for Common Stock, filed as Exhibit 4.1 to Registrant's Registration Statement on Form S-1 (Reg. No. 33-51142) is incorporated herein by this reference

         4.2 Form of Warrant, dated May 11, 2001, issued to Southwest Bank of St. Louis with respect to 12,500 shares of Registrant's Common Stock is filed herewith

         4.3 Subordinated Convertible Debenture Purchase Agreement, dated as of February 13, 2003, by and among Zoltek Companies, Inc. and the investors named therein, filed as
                  Exhibit 4.1 to Registrant's Current Report on Form 8-K dated February 18, 2003 is incorporated herein by reference

         4.4 Form of Subordinated Debenture, filed as Exhibit 4.2 to Registrant's Current Report on Form 8-K dated February 18, 2003 is incorporated herein by reference

         4.5 Form of Warrant, filed as Exhibit 4.3 to Registrant's Current Report on Form 8-K dated February 18, 2003 is incorporated herein by reference

         4.6 Securities Purchase Agreement, dated as of December 19, 2003, by and among Zoltek Companies, Inc. and the investors named therein, filed as Exhibit 4.6 to Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2003 is incorporated herein by reference

         4.7 Form of 6% Convertible Debenture, filed as Exhibit 4.7 to Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2003 is incorporated herein by reference

         4.8 Form of Warrant, filed as Exhibit 4.8 to Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2003 is incorporated herein by reference

         4.9 Securities Purchase Agreement, dated as of March 11, 2004, by and among Zoltek Companies, Inc. and the investors named therein, filed as Exhibit 4.2 to Registrant's Registration Statement on Form S-3 (Reg. No. 333-115043) is incorporated herein by reference

         4.10 Form of 6% Convertible Debenture, filed as Exhibit 4.3 to Registrant's Registration Statement on Form S-3 (Reg. No. 333-115043) is incorporated herein by reference

         4.11 Form of Warrant, filed as Exhibit 4.4 to Registrant's Registration Statement on Form S-3 (Reg. No. 333-115043) is incorporated herein by reference

         4.12 Loan and Warrant Agreement, dated as of October 14, 2004, filed as Exhibit 4.1 to Registrant's Current Report on Form 8-K dated October 19, 2004 is incorporated herein by reference

         4.13     Security Agreement, dated as of October 14, 2004, filed as
                  Exhibit 4.3 to Registrant's Current Report on Form 8-K dated October 19, 2004 is incorporated herein by reference

         4.14     Mortgage Agreement, dated as of October 14, 2004, filed as
                  Exhibit 4.4 to Registrant's Current Report on Form 8-K dated October 19, 2004 is incorporated herein by reference

         4.15 Form of Warrant, filed as Exhibit 4.5 to Registrant's Current Report on Form 8-K dated October 19, 2004 is incorporated herein by reference

         4.16 Loan and Warrant Agreement, dated as of February 9, 2005, by and among the Registrant, the Lenders and the Agent, filed as Exhibit 4.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 31, 2004 and incorporated herein by reference

         4.17 Form of Senior Convertible Note, dated as of February 9, 2005, filed as Exhibit 4.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 31, 2004 and incorporated Herein by reference

         4.18     Form of Warrant, dated as of February 9, 2005, filed as
                  Exhibit 4.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 31, 2004 and incorporated herein by reference

         4.19 Form of Registration Rights Agreement, dated as of February 9, 2005, filed as Exhibit 4.4 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 31, 2004 and incorporated herein by reference

         4.20 Loan and Warrant Agreement, as of September 29, 2005, among the Registrant, the Lenders and the Agent, filed as
                  Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated September 29, 2005 and incorporated herein by reference

         4.21 Form of Note, filed as Exhibit 4.2 to the Registrant's Current Report on Form 8-K dated September 29, 2005 and incorporated herein by reference

         4.22 Form of Warrant, filed as Exhibit 4.3 to the Registrant's Current Report on Form 8-K dated September 29, 2005 and incorporated herein by reference

         4.23 Registration Rights Agreement, dated as of September 30, 2005, by and among the Registrant and the Lenders parties thereto, filed as Exhibit 4.4 to the Registrant's Current Report on Form 8-K dated September 29, 2005 and incorporated herein by reference

         4.24 Waiver and Consent, dated as of February 3, 2006, by and among the Registrant and the Lender parties thereto, filed as Exhibit 4.5 to the Registrant's Current Report on Form 8-K dated February 6, 2006 and incorporated herein by reference.

         4.25 Amendment No. 1 to Loan and Warrant Agreement and Registration Rights Agreement among the Registrant and the Lender parties thereto, filed as Exhibit 4.2 to the Registrant's Current Report on Form 8-K dated April 28, 2006 and incorporated herein by reference.

         4.26 Form of Note, filed as Exhibit 4.3 to the Registrant's Current Report on Form 8-K dated April 28, 2006 and incorporated herein by reference.

         4.27 Form of Warrant, filed as Exhibit 4.4 to the Registrant's Current Report on Form 8-K dated April 28, 2006 and incorporated herein by reference.

         10.1 Loan Agreement, dated December 29, 1989, by and between Zoltek Corporation and Southwest Bank of St. Louis, as amended by letter, dated August 13, 1992, filed as Exhibit
                  10.7 to Registrant's Registration Statement on Form S-1 (Reg. No. 33-51142) is incorporated herein by this reference

         10.2 Zoltek Companies, Inc. Long Term Incentive Plan, filed as Appendix B to Registrant's definitive proxy statement for the 1997 Annual Meeting of Shareholders is incorporated herein by this reference*

         10.3 Zoltek Companies, Inc. Amended and Restated Directors Stock Option Plan, filed as Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q dated August 13, 1999, is incorporated herein by this reference*

         10.5 Precursor Agreement, dated as of July 1, 1994, by and between Zoltek Corporation and Courtaulds Fibres Limited, filed as Exhibit 10.9 to Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 1994, is incorporated herein by this reference (An application for confidential treatment has been made for a portion of
                  Exhibit 10.5.)

         10.6 Materials Supply Agreement, dated as of June 15, 1994, by and between Zoltek Companies, Inc. and The B.F. Goodrich Company, filed as Exhibit 10.10 to Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 1994, is incorporated herein by this reference (An application for confidential treatment has been made for a portion of Exhibit 10.6.)

         10.8 Promissory Note, dated November 14, 1994, by and between Zoltek Corporation and Southwest Bank of St. Louis, filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995, is incorporated herein by this reference

         10.10 Credit Agreement, dated May 11, 2001, between Southwest Bank of St. Louis and Zoltek Companies, Inc., Zoltek Corporation, Cape Composites, Inc., Engineering Technology Corporation, Zoltek Properties, Inc., and Hardcore Composites Operations, LLC, filed as Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 is incorporated herein by reference

         10.11 First Amendment to Credit Agreement, dated as of February 13, 2003, by and among Zoltek Companies, Inc., Zoltek Corporation, Cape Composites, Inc., Engineering Technology Corporation, Zoltek Properties, Inc. and Southwest Bank of St. Louis, filed as Exhibit 10.1 to Registrant's Current Report on Form 8-K dated February 18, 2003 is incorporated herein by reference

         10.12 Zoltek Companies, Inc. 2003 Long-Term Equity Incentive Plan, filed as Appendix A to Registrant's definitive proxy statement for the 2002 Annual Meeting of Shareholders is corporated herein by reference*

         10.14 Second Amendment to Credit Agreement, dated as of January 13, 2003, by and among Zoltek Companies, Inc., Zoltek Corporation, Cape Composites, Inc., Engineering Technology Corporation, Zoltek Properties, Inc. and Southwest Bank of St. Louis filed as Exhibit 10.14 to Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2003, is incorporated herein by this reference

         21 Subsidiaries of the Registrant filed as Exhibit 21 to Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2000 is incorporated herein by this reference

         23       Consent of PricewaterhouseCoopers LLP is filed herewith

         31.1 Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended is filed herewith

         31.2 Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended is filed herewith

         32.1 Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 is filed herewith

         32.2 Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 is filed herewith

--------
* Management compensatory plan or arrangement

                                 SIGNATURES

         Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                          ZOLTEK COMPANIES, INC.
                               (Registrant)


                          By  /s/ Zsolt Rumy
                              ------------------------------------------------
                              Zsolt Rumy, Chairman of the Board, President and Chief Executive Officer

Date: December 27, 2006

         Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature              Title                                  Date
---------              -----                                  ----

/s/ Zsolt Rumy         Chairman, President,                   December 27, 2006
--------------------   Chief Executive Officer and Director
Zsolt Rumy



/s/ Kevin Schott       Chief Financial Officer                December 27, 2006
--------------------
Kevin Schott



/s/ Linn H. Bealke     Director                               December 27, 2006
--------------------
Linn H. Bealke



/s/ James W. Betts     Director                               December 27, 2006
--------------------
James W. Betts



/s/ Charles A. Dill    Director                               December 27, 2006
--------------------
Charles A. Dill



/s/ John L. Kardos     Director                               December 27, 2006
--------------------
John L. Kardos

         REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
                        FINANCIAL STATEMENT SCHEDULE

To the Board of Directors
of Zoltek Companies, Inc.

Our audits of the consolidated financial statements referred to in our report dated December 27, 2006, appearing in the 2006 Annual Report to Shareholders of Zoltek Companies, Inc. (which report and consolidated financial statements are included in this Annual Report on Form 10-K) also included an audit of the Financial Statement Schedule listed in Item 15(a)(2) of this Form 10-K. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
St. Louis, Missouri
December 27, 2006

                                       FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2006

                                 Rule 12-09 Valuation and Qualifying Accounts and Reserves

                                                   (Amounts in thousands)

           Column A                  Column B                     Column C                     Column D           Column E
           --------                  --------         --------------------------------         --------           --------
                                                                 Additions
                                                      --------------------------------
                                    Balance at        Charged to          Charged to                             Balance at
                                    beginning         costs and         other accounts        Deductions            end
                                    of period          expenses            describe            describe          of period
                                    ---------          --------            --------            --------          ---------

RESERVE FOR DOUBTFUL ACCOUNTS        $   718           $   306              $    -             $  295(1)          $   729
                                     =======           =======              ======             ======             =======

RESERVE FOR INVENTORY VALUATION      $ 3,100           $     -              $    -             $1,800(2)          $ 1,300
                                     =======           =======              ======             ======             =======

DEFERRED TAX VALUATION               $22,401           $14,233              $    -             $2,417(3)          $34,217
                                     =======           =======              ======             ======             =======

                                            ---------------------------------

                                       FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2005

                                 Rule 12-09 Valuation and Qualifying Accounts and Reserves

                                                   (Amounts in thousands)

           Column A                  Column B                     Column C                     Column D           Column E
           --------                  --------         --------------------------------         --------           --------
                                                                 Additions
                                                      --------------------------------
                                    Balance at        Charged to          Charged to                             Balance at
                                    beginning         costs and         other accounts        Deductions            end
                                    of period          expenses            describe            describe          of period
                                    ---------          --------            --------            --------          ---------

RESERVE FOR DOUBTFUL ACCOUNTS        $   981           $   425              $    -             $  688(1)          $   718
                                     =======           =======              ======             ======             =======

RESERVE FOR INVENTORY VALUATION      $ 5,187           $     -              $    -             $2,087(2)          $ 3,100
                                     =======           =======              ======             ======             =======

DEFERRED TAX VALUATION               $14,497           $ 7,904              $    -             $                  $22,401
                                     =======           =======              ======             ======             =======

                                            ---------------------------------

                                       FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2004

                                 Rule 12-09 Valuation and Qualifying Accounts and Reserves

                                                   (Amounts in thousands)

           Column A                  Column B                     Column C                     Column D           Column E
           --------                  --------         --------------------------------         --------           --------
                                                                 Additions
                                                      --------------------------------
                                    Balance at        Charged to          Charged to                             Balance at
                                    beginning         costs and         other accounts        Deductions            end
                                    of period          expenses            describe            describe          of period
                                    ---------          --------            --------            --------          ---------

RESERVE FOR DOUBTFUL ACCOUNTS        $   931           $ 1,041              $    -             $  991(1)          $   981
                                     =======           =======              ======             ======             =======

RESERVE FOR INVENTORY VALUATION      $ 6,300           $     -              $    -             $1,113(2)          $ 5,187
                                     =======           =======              ======             ======             =======

DEFERRED TAX VALUATION               $11,909           $ 2,588              $    -             $    -             $14,497
                                     =======           =======              ======             ======             =======

--------
(1) Write-off of uncollectible receivable, net of recovery.
(2) Reduction in inventory reserve for inventory items sold during fiscal 2005.
(3) Expiration of capital loss carryforward and utilization against current foreign income taxes payable.

                                EXHIBIT INDEX
                                -------------

Exhibit No.       Description
-----------       -----------

         3.1      Restated Articles of Incorporation of the Registrant*

         3.2      Restated By-Laws of the Registrant, as currently in effect*

         4.1      Form of certificate for Common Stock*

         4.2 Form of Warrant, dated May 11, 2001, issued to Southwest Bank of St. Louis with respect to 12,500 shares of Registrant's Common Stock*

         4.3 Subordinated Convertible Debenture Purchase Agreement, dated as of February 13, 2003, by and among Zoltek Companies, Inc. and the investors named therein, filed as
                  Exhibit 4.1 to Registrant's Current Report on Form 8-K dated February 18, 2003*

         4.4 Form of Subordinated Debenture, filed as Exhibit 4.2 to Registrant's Current Report on Form 8-K dated February 18, 2003*

         4.5 Form of Warrant, filed as Exhibit 4.3 to Registrant's Current Report on Form 8-K dated February 18, 2003*

         4.6 Securities Purchase Agreement, dated as of December 19, 2003, by and among Zoltek Companies, Inc. and the investors named therein, filed as Exhibit 4.6 to Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2003 is incorporated herein by reference

         4.7 Form of 6% Convertible Debenture, filed as Exhibit 4.7 to Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2003 is incorporated herein by reference

         4.8 Form of Warrant, filed as Exhibit 4.8 to Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2003 is incorporated herein by reference

         4.9 Securities Purchase Agreement, dated as of March 11, 2004, by and among Zoltek Companies, Inc. and the investors named therein, filed as Exhibit 4.2 to Registrant's Registration Statement on Form S-3 (Reg. No. 333-115043) is incorporated herein by reference

         4.10 Form of 6% Convertible Debenture, filed as Exhibit 4.3 to Registrant's Registration Statement on Form S-3 (Reg. No. 333-115043) is incorporated herein by reference

         4.11 Form of Warrant, filed as Exhibit 4.4 to Registrant's Registration Statement on Form S-3 (Reg. No. 333-115043) is incorporated herein by reference

         4.12 Loan and Warrant Agreement, dated as of October 14, 2004, filed as Exhibit 4.1 to Registrant's Current Report on Form 8-K dated October 19, 2004 is incorporated herein by reference

         4.13     Security Agreement, dated as of October 14, 2004, filed as
                  Exhibit 4.3 to Registrant's Current Report on Form 8-K dated October 19, 2004 is incorporated herein by reference

         4.14     Mortgage Agreement, dated as of October 14, 2004, filed as
                  Exhibit 4.4 to Registrant's Current Report on Form 8-K dated October 19, 2004 is incorporated herein by reference

         4.15 Form of Warrant, filed as Exhibit 4.5 to Registrant's Current Report on Form 8-K dated October 19, 2004 is incorporated herein by reference

                                EXHIBIT INDEX
                                -------------

Exhibit No.       Description
-----------       -----------

         4.16 Loan and Warrant Agreement, dated as of February 9, 2005, by and among the Registrant, the Lenders and the Agent, filed as Exhibit 4.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 31, 2004 and incorporated herein by reference

         4.17 Form of Senior Convertible Note, dated as of February 9, 2005, filed as Exhibit 4.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 31, 2004 and incorporated Herein by reference

         4.18     Form of Warrant, dated as of February 9, 2005, filed as
                  Exhibit 4.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 31, 2004 and incorporated herein by reference

         4.19 Form of Registration Rights Agreement, dated as of February 9, 2005, filed as Exhibit 4.4 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 31, 2004 and incorporated herein by reference

         4.20 Loan and Warrant Agreement, as of September 29, 2005, among the Registrant, the Lenders and the Agent, filed as
                  Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated September 29, 2005 and incorporated herein by reference

         4.21 Form of Note, filed as Exhibit 4.2 to the Registrant's Current Report on Form 8-K dated September 29, 2005 and incorporated herein by reference

         4.22 Form of Warrant, filed as Exhibit 4.3 to the Registrant's Current Report on Form 8-K dated September 29, 2005 and incorporated herein by reference

         4.23 Registration Rights Agreement, dated as of September 30, 2005, by and among the Registrant and the Lenders parties thereto, filed as Exhibit 4.4 to the Registrant's Current Report on Form 8-K dated September 29, 2005 and incorporated herein by reference

         4.24 Amendment No. 2 to Loan and Warrant Agreement and Registration Rights Agreement, dated as of December 14, 2006, among the Registrant and the Lenders on Form 8-K dated December 14, 2006 and incorporated herein by reference

         4.25 Form of Warrant, filed as Exhibit 4.4 to the Registrant's Current Report on Form 8-K dated December 14, 2006 and incorporated herein by reference

         10.1 Loan Agreement, dated December 29, 1989, by and between Zoltek Corporation and Southwest Bank of St. Louis, as amended by letter, dated August 13, 1992*

         10.2     Zoltek Companies, Inc. Long Term Incentive Plan*

         10.3 Zoltek Companies, Inc. Amended and Restated Directors Stock Option Plan filed as Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q dated August 13, 1999*

         10.4 Promissory Note, dated September 29, 1994, by and between Zoltek Properties, Inc. and Metlife Capital Corporation*

         10.5 Precursor Agreement, dated as of July 1, 1994, by and between Zoltek Corporation and Courtaulds Fibres Limited* (An application for confidential treatment has been made for a portion of Exhibit 10.5.)

         10.6 Materials Supply Agreement, dated as of June 15, 1994, by and between Zoltek Companies, Inc. and The B.F. Goodrich Company* (An application for confidential treatment has been made for a portion of Exhibit 10.6.)

         10.7 Loan Agreement, dated November 14, 1994, by and between Zoltek Properties, Inc. and The Reliable Life Insurance Company*

                                EXHIBIT INDEX
                                -------------

Exhibit No.       Description
-----------       -----------

         10.8 Promissory Note, dated November 14, 1994, by and between Zoltek Corporation and Southwest Bank of St. Louis*

         10.9 Stock Purchase Agreement, dated as of November 6, 2000, by and among Structural Polymer Group Limited, Zoltek Companies, Inc. and certain Shareholders of Zoltek Companies, Inc.*

         10.10 Credit Agreement, dated as of May 11, 2001, between Southwest Bank of St. Louis and Zoltek Companies, Inc., Zoltek Corporation, Cape Composites, Inc., Engineering Technology Corporation, Zoltek Properties, Inc., and Hardcore Composites Operations, LLC*

         10.11 First Amendment to Credit Agreement, dated as of February 13, 2003, by and among Zoltek Companies, Inc., Zoltek Corporation, Cape Composites, Inc., Engineering Technology Corporation, Zoltek Properties, Inc. and Southwest Bank of St. Louis*

         10.12 Zoltek Companies, Inc. 2003 Long-Term Equity Incentive Plan, filed as Appendix A to Registrant's definitive proxy statement for the 2002 Annual Meeting of Shareholders*

         10.13 Promissory Note, dated January 13, 2004, by and between Zoltek Properties, Inc. and Beal Bank, S.S.B. filed as
                  Exhibit 10.13 to Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2003, is incorporated herein by this reference

         10.14 Second Amendment to Credit Agreement, dated as of January 13, 2003, by and among Zoltek Companies, Inc., Zoltek Corporation, Cape Composites, Inc., Engineering Technology Corporation, Zoltek Properties, Inc. and Southwest Bank of St. Louis filed as Exhibit 10.14 to Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2003, is incorporated herein by this reference

         21       Subsidiaries of the Registrant*

         23       Consent of PricewaterhouseCoopers LLP

         31.1 Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

         31.2 Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

         32.1 Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

         32.2 Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

--------
* Incorporated herein by reference

                                                                    Exhibit 23
                                                                    ----------

          CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 33-83160 and 33-06565) of Zoltek Companies, Inc. of our report dated December 27, 2006, relating to the consolidated financial statements and financial statement schedule of Zoltek Companies, Inc., which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP
------------------------------------
PricewaterhouseCoopers LLP
St. Louis, Missouri
December 27, 2006

                               CERTIFICATION                       Exhibit 31.1
                                                                   ------------

         I, Zsolt Rumy, certify that:

         1. I have reviewed this annual report on Form 10-K of Zoltek Companies, Inc.;

         2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

         3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

         4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

         (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

         (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

         (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

         (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

         5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

         (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

         (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date:  December 27, 2006

                                            By: /s/  Zsolt Rumy
                                                ----------------------------
                                                     Zsolt Rumy
                                                     Chief Executive Officer

                           CERTIFICATION                           Exhibit 31.2
                                                                   ------------

         I, Kevin Schott, certify that:

         1. I have reviewed this annual report on Form 10-K of Zoltek Companies, Inc.;

         2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

         3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

         4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

         (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

         (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

         (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

         (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

         5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

         (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

         (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date:  December 27, 2006

                                          By: /s/  Kevin Schott
                                              ----------------------------
                                                   Kevin Schott
                                                   Chief Financial Officer

                                                                  Exhibit 32.1
                                                                  ------------

                          CERTIFICATION PURSUANT TO
                           18 U.S.C. SECTION 1350,
                           AS ADOPTED PURSUANT TO
                SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Zoltek Companies, Inc. (the "Company") on Form 10-K for the period ending September 30, 2006 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Zsolt Rumy, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge and belief, that:

         (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

         (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  December 27, 2006                     By: /s/ Zsolt Rumy
                                                 ---------------------------
                                                     Zsolt Rumy
                                                     Chief Executive Officer

                                                                  Exhibit 32.2
                                                                  ------------

                          CERTIFICATION PURSUANT TO
                           18 U.S.C. SECTION 1350,
                           AS ADOPTED PURSUANT TO
                SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Zoltek Companies, Inc. (the "Company") on Form 10-K for the period ending September 30, 2006 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Kevin Schott, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge and belief, that:

         (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

         (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  December 27, 2006                     By: /s/ Kevin Schott
                                                 ---------------------------
                                                     Kevin Schott
                                                     Chief Financial Officer

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                      ----------------------------------

                                   FORM 8-K

                                CURRENT REPORT

                      PURSUANT TO SECTION 13 OR 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

      Date of Report (Date of earliest event reported): December 21, 2006

                            ZOLTEK COMPANIES, INC.
            (Exact name of registrant as specified in its charter)

   MISSOURI                         0-20600                       43-1311101
(State or other                (Commission File                (I.R.S. Employer
jurisdiction of                     Number)                     Identification
 organization)                                                      Number)

3101 MCKELVEY ROAD
ST. LOUIS, MISSOURI                                                  63044
(Address of principal executive offices)                           (Zip Code)

                                (314) 291-5110
             (Registrant's telephone number, including area code)

                                NOT APPLICABLE
         (Former name or former address if changed since last report)

                      ----------------------------------

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 1.01         ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT.

                  On December 21, 2006, Zoltek Companies, Inc. (the "Registrant") and its subsidiaries Zoltek Corporation, Zoltek Properties, Inc. and Engineering Technology Corporation entered into a Third Amendment to Credit Agreement, dated as of December 21, 2006 (the "Amendment") with Southwest Bank of St. Louis (the "Bank"). The Amendment amends various terms of that certain Credit Agreement, dated as of May 11, 2001, as amended by that certain First Amendment to Credit Agreement dated as of February 13, 2003, and by that certain Second Amendment to Credit Agreement dated as of January 13, 2004 (as amended, the "Credit Agreement"). Under the Amendment, the Bank has agreed that upon the request of the Registrant the Bank will issue a standby letter of credit in the face amount of up to $40 million (the "Letter of Credit") for the account of the Registrant and certain of its subsidiaries to secure the payment of an appeal bond which may be obtained by the Registrant with respect to a judgment rendered against the Registrant's Zoltek Corporation subsidiary in Structural Polymer Group, Ltd and Structural Polymer
                          ----------------------------------------------------
Systems, Ltd. v. Zoltek Corporation pending in the United States District
-----------------------------------
Court for the Eastern District of Missouri. In addition, the parties have amended the amount of the revolving credit loan under the Credit Agreement from $5.5 million to $6.7 million, and the Bank has agreed to waive certain defaults and compliance with certain financial covenants contained in the Credit Agreement through all testing dates prior to January 1, 2008. In connection with the Amendment, the Registrant agreed to grant the Bank a lien on the Registrant's headquarters facility and its two United States carbon fiber manufacturing facilities, and has established a pledged deposit account at the Bank in the amount of $30 million. As set forth in the Amendment, in the event that the amount of such pledged deposit account is equal to or exceeds the undrawn face amount of the Letter of Credit together with all unreimbursed drawings, the Bank will release its liens on the real property and release to Registrant from the pledged account an amount equal to any such excess, on a dollar-for-dollar basis.

                  In connection with the Amendment, Zsolt Rumy, the Chairman and Chief Executive Officer of the Registrant, entered into a Continuing Limited Guaranty Agreement, dated as of December 21, 2006 (the "Limited Guaranty"), pursuant to which Mr. Rumy agreed to guarantee payment to the Bank of up to $10 million of the obligations of the Registrant to the Bank with respect to the Letter of Credit. Under the terms of the Limited Guaranty, Mr. Rumy will be released in full upon either (i) receipt by the Bank of certain documents relating to the Registrant's grant to the Bank of a lien on the Registrant's headquarters facilities and its two United States carbon fiber manufacturing facilities, or (ii) a release by the Bank of its lien on such real estate as provided in the Amendment. In addition to the foregoing, pursuant to a Term Loan Promissory Note, dated as of December 21, 2006 (the "Term Loan Note"), Mr. Rumy has made a $10 million unsecured loan to the Registrant. The Term Loan Note is due and payable on January 2, 2008. Interest on the unpaid principal amount of the Term Loan Note is due and payable monthly in arrears commencing January 30, 2007, and bears interest at a rate per annum equal to the rate per annum then being paid by Mr. Rumy to an unaffiliated third party to obtain funds necessary for Mr. Rumy to make the loan to the Registrant evidenced by the Term Loan Note. The Registrant utilized the proceeds of the loan from Mr. Rumy to partially fund the pledged deposit account established with the Bank pursuant to the Amendment. The terms of the Limited Guaranty and the Term Loan Note have been approved by the Board of Directors and Audit Committee of the Registrant.

                  The foregoing summary is qualified in its entirety by, and should be read in conjunction with, the copies of the Amendment, Credit Agreement, Amended and Restated Revolving Credit Note, Limited Guaranty and Term Loan Note, filed or incorporated by reference in this report as exhibits.

ITEM 2.03 CREATION OF A DIRECT FINANCIAL OBLIGATION OR AN OBLIGATION UNDER AN OFF-BALANCE SHEET ARRANGEMENT OF A REGISTRANT.

                  See Item 1.01 which is incorporated herein by reference.

ITEM 9.01.        FINANCIAL STATEMENTS AND EXHIBITS.

                  (a) Financial statements of businesses acquired. Not
                      -------------------------------------------
                      applicable.

                  (b) Pro forma financial information. Not applicable
                      -------------------------------

                  (c) Exhibits. See Exhibit Index
                      --------

                                  SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:   December 28, 2006

                                               ZOLTEK COMPANIES, INC.



                                               By    /s/ Kevin Schott
                                                  -----------------------------
                                                   Kevin Schott
                                                   Chief Financial Officer

                                 EXHIBIT INDEX

Exhibit
Number                                                          Description
------                                                          -----------

 10.1 Credit Agreement, dated May 11, 2001, among Southwest Bank of St. Louis and Zoltek Companies, Inc., Zoltek Corporation, Cape Composites, Inc., Engineering Technology Corporation, Zoltek Properties, Inc., and Hardcore Composites Operations, LLC, filed as Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 is incorporated herein by reference.

 10.2 First Amendment to Credit Agreement, dated as of February 13, 2003, by and among Zoltek Companies, Inc., Zoltek Corporation, Cape Composites, Inc., Engineering Technology Corporation, Zoltek Properties, Inc. and Southwest Bank of St. Louis, filed as Exhibit 10.1 to Registrant's Current Report on Form 8-K dated February 18, 2003 is incorporated herein by reference.

 10.3 Second Amendment to Credit Agreement, dated as of January 13, 2003, by and among Zoltek Companies, Inc., Zoltek Corporation, Cape Composites, Inc., Engineering Technology Corporation, Zoltek Properties, Inc. and Southwest Bank of St. Louis filed as Exhibit 10.14 to Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2003, is incorporated herein by this reference.

 10.4 Third Amendment to Credit Agreement, dated as of December 21, 2006, by and among Zoltek Companies, Inc., Zoltek Corporation, Engineering Technology Corporation, Zoltek Properties, Inc. and Southwest Bank of St. Louis is filed herewith.

 10.5 Amended and Restated Revolving Credit Note, dated December 21, 2006, in favor of Southwest Bank of St. Louis in the original principal amount of $6,719,770.39, is filed herewith.

 10.6 Continuing Limited Guarantee Agreement, dated as of December 21, 2006, executed by Zsolt Rumy in favor of Southwest Bank of St. Louis, is filed herewith.

 10.7 Term Loan Promissory Note, dated December 21, 2006, in favor of Zsolt Rumy in the original principal amount of $10,000,000, is filed herewith.

                                                                   Exhibit 10.4

                      THIRD AMENDMENT TO CREDIT AGREEMENT
                      -----------------------------------

     THIS THIRD AMENDMENT TO CREDIT AGREEMENT (this "Amendment") is made and entered into as of the 21st day of December, 2006, by and among ZOLTEK COMPANIES, INC., a Missouri corporation having its chief executive office and principal place of business located at 3101 McKelvey Road, St. Louis, Missouri 63044 ("Parent"), ZOLTEK CORPORATION, a Missouri corporation, ENGINEERING TECHNOLOGY CORPORATION, a Missouri corporation, and ZOLTEK PROPERTIES, INC., a Missouri corporation, (individually and collectively hereinafter "Borrowers"; all references to "Borrowers" or "Borrower" shall mean each and all of the Borrowers) and SOUTHWEST BANK OF ST. LOUIS (the "Bank"), with an office at 13205 Manchester Road, St. Louis, Missouri 63131.

                             W I T N E S S E T H:

     WHEREAS, Bank, Borrowers and Cape Composites, Inc., a California corporation ("Cape Composites"), are parties to that certain Credit Agreement dated as of May 11, 2001, as amended by that certain First Amendment to Credit Agreement dated as of February 13, 2003, and by that certain Second Amendment to Credit Agreement dated as of January 13, 2004 (as amended, the "Agreement"); and

     WHEREAS, Bank and Borrowers desire to amend the Agreement upon and subject to the terms and conditions hereinafter set forth.

     NOW, THEREFORE, in consideration of the premises, the covenants, promises and agreements hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which hereby is acknowledged, the parties hereto agree as follows:

1.   Amendments to the Agreement.

          (a) Release of Cape Composites. Cape Composites is no longer an active corporation and has no operations or assets. Cape Composites shall henceforth no longer be a party to, or have any liabilities, obligations or duties under, the Agreement or any of the other Loan Documents. All references in the Agreement and the other Loan Documents to Cape Composites shall henceforth be disregarded. To the extent it has not already done so, Bank will release any and all security interests and/or liens which it may have in or on any property or assets of Cape Composites.

          (b) The applicable definitions set forth in Section 1.01 of the
                                                      ------------
     Credit Agreement (Certain Defined Terms) are hereby deleted and replaced with the following or added as new definitions, as the case may be:

               Appeal Bond Letter of Credit - That certain Standby Letter of
               ----------------------------
          Credit in the face amount of up to $40,000,000.00 issued or to be issued by the Bank, with the Borrowers as the applicants and Travelers Casualty and Surety Company of America, for itself and on behalf of its parents, affiliates and subsidiaries as the beneficiaries, such letter of credit issued to secure the payment of an appeal bond obtained by the Parent with respect to a judgment rendered against Zoltek Corporation in Structural Polymer Group,
                           -----------------------------------------------
          Ltd. and Structural Polymer Systems, Ltd. v. Zoltek Corporation
          ---------------------------------------------------------------
          pending in the United States District Court for the Eastern District of Missouri(the "Lawsuit").

               Appeal Bond Letter of Credit Reimbursement Agreement - That
               ----------------------------
          certain Standby Letter of Credit Application and Agreement for Southwest Bank dated as of December 14, 2006, by and among Bank and the Borrowers with respect to the Appeal Bond Letter of Credit.

               Borrowing Base - At any date of determination, an amount equal
               --------------
          to: (i) eighty percent (80%) of the face amount of Eligible Accounts outstanding at such date; plus (ii) the Eligible Inventory Advance
                                    ----
          Amount; minus (iii) the aggregate undrawn face amount of all
                  -----
          outstanding letters of credit issued by the Bank for the account of any one or more of the Borrowers (excluding the Appeal Bond Letter of Credit). In no event, however, shall the amount advanced by the Bank pursuant to the Borrowing Base exceed Six Million Seven Hundred Nineteen Thousand Seven Hundred Seventy and 39/100 Dollars ($6,719,770.39).

               Loan Documents - This Credit Agreement, the Notes, the Security
               --------------
          Agreement, the Appeal Bond Letter of Credit Reimbursement Agreement and any other agreements or documents now or hereafter evidencing, securing or otherwise relating to any of the transactions described in or contemplated by this Agreement (including, without limitation, any deeds of trust or leasehold deeds of trust executed by any Borrower in favor of the Bank), as the same may be amended, renewed, replaced, consolidated or otherwise modified from time to time.

          (c) Section 3.02 of the Agreement is hereby deleted in its entirety
              ------------
     and replaced by the following:

               3.02 TERM OF REVOLVING CREDIT FACILITY. Subject to the Bank's
               ---------------------------------------
          right to cease making Loans to the Borrowers at any time upon or after the occurrence and during the continuation of any Default or Event of Default, the Borrowers shall be entitled to request advances under the Revolving Credit Note for the period from the date hereof to and including January 1, 2008 (the "Revolving Loan Maturity Date"). In no event may the Borrowers terminate this Agreement until the Borrowers have repaid all Loans and otherwise paid and performed their Obligations hereunder. All indemnities given by the Borrowers to the Bank under any of the Loan Documents shall survive the repayment of the Loans and the termination of this Agreement.

          (d) Section 3.03(a) of the Agreement is hereby deleted in its
              ---------------
     entirety and replaced by the following:

                    (a) Principal payable on account of the Revolving Credit
               Loan shall be payable by the Borrowers to the Bank immediately upon the earliest to occur of (i) the date or dates for payment as specified in the Revolving Credit Note, (ii) the occurrence of any event described in Section 3.04 hereof which requires
                                         ------------
               the payment of principal on the Loans (but only after the Term Loan has been repaid in full), (iii) the occurrence and continuance of an Event of Default in consequence of which the Bank elects to accelerate the maturity and payment of any of the Obligations, (iv) termination of this Agreement for any reason, or (v) the Revolving Loan Maturity Date; provided, however, that if the principal balance of Revolving Credit Loan outstanding at any time shall exceed the Borrowing Base at such time, the Borrowers shall, on demand, repay the Revolving Credit Loan in an amount sufficient to reduce the aggregate unpaid principal amount of such Revolving Credit Loans by an amount equal to such excess;

          (e) Section 3 of the Credit Agreement is hereby amended by adding
              ---------
     the following as a new Section 3.12:
                            ------------

               3.12. APPEAL BOND LETTER OF CREDIT FEES. As additional
                     ---------------------------------
          consideration for Bank's issuing the Appeal Bond Letter of Credit for Borrowers' account, Borrowers agree to pay the Bank all fees and charges set forth in the Appeal Bond Letter of Credit Reimbursement Agreement.

     2. Conditions To Execution Of This Amendment. Any provision contained
        -----------------------------------------
herein or in the Agreement to the contrary notwithstanding, Bank's execution of this Amendment is subject to the following:

          (a) Bank shall have first received a certified copy of the resolutions of each Borrower, duly adopted and authorizing the execution, delivery and performance of this Amendment in accordance with its terms;

          (b) Except for any breach (if any) of any such representations or warranties resulting from the Lawsuit or any judgment rendered in connection therewith, all representations and warranties made in the Agreement and herein shall be true and correct in all material respects as of the date hereof and, by execution of this Amendment, each Borrower hereby certifies same to Bank;

          (c) Except for any such default (if any) resulting from the Lawsuit or any judgment rendered in connection therewith, after giving effect to this Amendment, no Borrower shall have defaulted, or taken or failed to take any action which, unless corrected, would give rise to a default on any of its obligations to Bank;

          (d) Except for any such Default or Event of Default (if any) resulting from the Lawsuit or any judgment rendered in connection therewith, after giving effect to this Amendment, no action or omission exists as of the date hereof which constitutes, or which, with the passage of time, would constitute a Default or Event of Default;

          (e) Except for any such failure to comply (if any) resulting from the Lawsuit or any judgment rendered in connection therewith, each Borrower shall be in compliance with all covenants of the Agreement, as amended;

          (f) All documents and filings necessary to maintain and perfect Bank's security interest in the personal property collateral provided for in the Loan Documents shall be in full force and effect, and all actions necessary to maintain and perfect the same shall have been taken;

          (g) No material adverse change in the financial condition of the Borrowers taken as a whole shall have occurred since September 30, 2006, except as set forth in the draft financial statements of Parent provided to Bank;

          (h) Bank shall have received the following documents, duly executed and delivered by all parties thereto, and otherwise reasonably satisfactory in form and content to Bank and its counsel:

               (i) the Appeal Bond Letter of Credit Reimbursement Agreement;

               (ii) A Continuing Limited Guaranty Agreement to be executed by Zsolt Rumy ("Rumy"), pursuant to which Rumy shall guaranty any amounts due the Bank under the Appeal Bond Letter of Credit Reimbursement Agreement (subject to any limitations and release provisions set forth in the Guaranty);

               (iii) A Leasehold Deed of Trust and Security Agreement to be executed by Zoltek Properties, Inc. in favor of the Bank and by which Zoltek Properties, Inc. shall grant to the Bank, as security for the Obligations, a lien upon the real property leased by Zoltek Properties, Inc. and located at 11 Missouri Research Park, St. Charles, Missouri 63304;

               (iv) A Deed of Trust and Security Agreement to be executed by Zoltek Properties, Inc. in favor of the Bank and by which Zoltek Properties, Inc. shall grant to the Bank, as security for the Obligations, a lien upon the real property owned by Zoltek Properties, Inc. and located at 3101 McKelvey Rd., St. Louis, Missouri 63044;

               (v) A Pledge of Deposit Account to be executed by Zoltek Companies, Inc. in favor of the Bank and by which Zoltek Companies, Inc. shall grant to the Bank, as security for the Obligations, a lien upon that certain deposit account with the Bank (the "Letter of Credit Deposit Account") which has been established as security for the obligations of the Borrowers under the Appeal Bond Letter of Credit Reimbursement Agreement;

               (vi) An Amended and Restated Revolving Credit Note in the form of Exhibit A attached hereto (which shall also serve as the revised
             ---------
          Exhibit A of the Agreement);
          ---------

               (vii) A Secretary's Certificate from each Borrower;

               (viii) A good standing certificate from the Secretary of State of the organizational State of each Borrower; and

               (ix) An opinion of Borrowers' counsel.

          (i) The following events shall have occurred or shall occur contemporaneously with the closing of the transactions contemplated herein:

               (i) Rumy shall have made an unsecured loan to Zoltek Companies, Inc. in the principal amount of $10,000,000.00; and

               (ii) Deposits have been made in the Letter of Credit Deposit Account in the aggregate amount of not less than $30,000,000.00.

          (j) Except for the Lawsuit, no pending or threatened litigation or other proceeding or investigation shall exist which could reasonably be expected to have a material adverse effect on the prospects, operation or financial condition of the Borrowers taken as a whole; and

          (k) The Borrowers shall pay the costs and expenses of Bank (including reasonable attorneys' fees and expenses) in connection with the negotiation, preparation, execution and delivery of this Amendment and all other matters herein provided for or required in connection with this Amendment.

     3. Bank Waiver and Consent; Release of Collateral; Issuance of Letter
        ------------------------------------------------------------------
of Credit.
---------

          (a) Notwithstanding any prohibitions contained in the Agreement to the contrary, Bank hereby consents to, and waives any Default or Event of Default caused by, the borrowing of funds by Zoltek Companies, Inc. in the aggregate amount of $10,000,000.00 from Rumy, provided that such borrowed funds are immediately deposited by Zoltek Companies, Inc. into the Letter of Credit Deposit Account.

          (b) Notwithstanding anything contained in any deed of trust or leasehold deed of trust executed by any Borrower in favor of Bank to the contrary, in the event that the amount on deposit in the Letter of Credit Deposit Account at any time is equal to or exceeds the undrawn face amount of the Appeal Bond Letter of Credit together with all unreimbursed drawings with respect thereto, Bank agrees that Bank shall promptly take all necessary steps to release any security interests or liens in favor of Bank with respect to the real property of any Borrower.

          (c) In the event that the amount on deposit in the Letter of Credit Deposit Account at any time exceeds the undrawn face amount of the Appeal Bond Letter of Credit together with all unreimbursed drawings with respect thereto, Bank agrees that Bank shall promptly release to Borrowers an amount equal to such excess, on a dollar-for-dollar basis.

          (d) Upon delivery of the items required under Section 2 hereof, Bank
                                                        ---------
     hereby agrees that, upon the request of the Borrowers, it will issue for the account of the Borrowers a standby letter of credit in the face amount of up to $40,000,000.00 for the benefit of Travelers Casualty and Surety Company of America, for itself and on behalf of its parents, affiliates and subsidiaries, in substantially the form attached to the Appeal Bond Letter of Credit Reimbursement Agreement.

          (e) Bank hereby waives compliance with the financial covenants contained in Section 6.03 of the Agreement. Such waiver shall be effective from and including the date hereof through all covenant testing dates prior to January 1, 2008.

     4. Representations and Warranties. The Borrowers hereby represent and
        ------------------------------
warrant to Bank that:

          (a) Except for any breach (if any) of any such representations and warranties resulting from the Lawsuit or any judgment rendered in connection therewith, all representations and warranties made by the Borrowers in the Agreement are true and correct in all material respects as if they had been made on the date hereof.

          (b) Except for any Default or Event of Default (if any) resulting from the Lawsuit or any judgment rendered in connection therewith, no Default or Event of Default exists within the meaning of the Agreement.

          (c) The officers of the Borrowers executing this Amendment shall be fully authorized to do so, and all corporate actions necessary or proper to authorize the execution of this Amendment have been duly done, taken and performed. No consent, authorization or approval of any other Person is necessary for the due execution and delivery by any Borrower of this Amendment and the performance by any Borrower of the terms hereof and thereof. This Amendment is executed and delivered in accordance with any laws and regulations applicable hereto and thereto, and is the legal, valid and binding obligation of each Borrower, enforceable in accordance with its terms.

          (d) The execution, delivery, and performance, in accordance with its terms, of this Amendment will not violate any provision of any Borrower's organizational documents, any law, or any applicable judgment or regulation of any court or of any public or governmental agency, officer, or authority, and will not conflict with, result in a breach of or default under, or result in the creation of any lien, charge or encumbrance upon any of the property or assets of any Borrower (except for the security interest created by the Loan Documents) under any indenture, mortgage, contract, deed of trust, or other agreement to which any Borrower is a party or by which any Borrower or any of its properties or assets is or may be bound.

          (e) Promptly upon receipt of same, Borrowers shall provide to Bank a copy of the appeal bond which is secured by the Appeal Bond Letter of Credit.

     5. Entire Agreement. This Amendment and the Agreement embody the entire
        ----------------
agreement between the parties respecting the subject matter hereof and supersede all prior agreements, proposals, communications and understandings relating to such subject matter. The terms of the Amendment shall be considered a part of the Agreement as if fully set forth therein.

     6. Miscellaneous. This Amendment shall be binding upon the Borrowers and
        -------------
their respective successors and the Bank and its successors and assigns. The Section headings are furnished for the convenience of the parties and are not to be considered in the construction or interpretation of this Amendment or the Agreement. This Amendment may be executed in any number of counterparts, each of which shall be deemed an original, but which together shall constitute one and the same instrument. Capitalized terms not defined herein shall have the meanings set forth in the Agreement. This Agreement shall be a contract made under and governed by the laws of the State of Missouri applicable to contracts made and to be performed entirely within such State.

     7. No Other Amendments. In case of a conflict between the terms of this
        -------------------
Amendment and the Agreement, the terms of this Amendment control. Except as expressly set forth in this Amendment, the terms of the Agreement remain unchanged and in full force and effect. The following notice is given pursuant to Section 432.045 of the Missouri Revised Statutes; nothing contained in such notice shall be deemed to limit or modify the terms of the Loan Documents:
"ORAL AGREEMENTS OR COMMITMENTS TO LOAN MONEY, EXTEND CREDIT OR TO FOREBEAR FROM ENFORCING REPAYMENT OF A DEBT INCLUDING PROMISES TO EXTEND OR RENEW SUCH DEBT ARE NOT ENFORCEABLE REGARDLESS OF THE LEGAL THEORY UPON WHICH IT IS BASED, THAT IS IN ANY WAY RELATED TO THE CREDIT AGREEMENT. TO PROTECT YOU (BORROWER(S)) AND US (CREDITOR) FROM MISUNDERSTANDING OR DISAPPOINTMENT, ANY AGREEMENTS WE REACH COVERING SUCH MATTERS ARE CONTAINED IN THIS WRITING, WHICH IS THE COMPLETE AND EXCLUSIVE STATEMENT OF THE AGREEMENT BETWEEN US, EXCEPT AS WE MAY LATER AGREE IN WRITING TO MODIFY IT."

                           [SIGNATURE PAGE FOLLOWS]

     IN WITNESS WHEREOF, the parties have executed this Amendment as of the day and year first above written.

                                  BORROWERS:

                                  ZOLTEK COMPANIES, INC.

                                  By:  /s/ Zsolt Rumy
                                     -----------------------------------------
                                  Name: Zsolt Rumy
                                       ---------------------------------------
                                  Title: President
                                        --------------------------------------


                                  ZOLTEK CORPORATION

                                  By:  /s/ Zsolt Rumy
                                     -----------------------------------------
                                  Name: Zsolt Rumy
                                       ---------------------------------------
                                  Title: President
                                        --------------------------------------


                                  ENGINEERING TECHNOLOGY CORPORATION

                                  By:  /s/ Zsolt Rumy
                                     -----------------------------------------
                                  Name: Zsolt Rumy
                                       ---------------------------------------
                                  Title: President
                                        --------------------------------------


                                  ZOLTEK PROPERTIES, INC.

                                  By:  /s/ Zsolt Rumy
                                     -----------------------------------------
                                  Name: Zsolt Rumy
                                       ---------------------------------------
                                  Title: President
                                        --------------------------------------




                                  BANK:

                                  SOUTHWEST BANK OF ST. LOUIS

                                  By:  /s/ John D. Haffenreffer
                                     -----------------------------------------
                                  Name: John D. Haffenreffer
                                       ---------------------------------------
                                  Title: Executive Vice President
                                        --------------------------------------



                                  By:  /s/ Jackie Davis
                                     -----------------------------------------
                                  Name: Jackie Davis
                                       ---------------------------------------
                                  Title: Assistant Vice President
                                        --------------------------------------

                                                                   Exhibit 10.5


                  AMENDED AND RESTATED REVOLVING CREDIT NOTE
                  ------------------------------------------

US $6,719,770.39                                             December 21, 2006
                                                           St. Louis, Missouri

     For value received, the undersigned, Zoltek Companies, Inc., a Missouri corporation, Zoltek Corporation, a Missouri corporation, Zoltek Properties, Inc., a Missouri corporation, and Engineering Technology Corporation, a Missouri corporation (individually and collectively hereinafter "Borrowers"; all references to "Borrowers" or "Borrower" shall mean each and all of the Borrowers), hereby jointly and severally promise to pay to the order of Southwest Bank of St. Louis (the "Bank"), in lawful money of the United States of America, the principal sum of Six Million Seven Hundred Nineteen Thousand Seven Hundred Seventy and 39/100 Dollars ($6,719,770.39), or if less, the amount outstanding under Section 2.02 of the Credit Agreement (as hereinafter
                         ------------
defined), together with interest from the date hereof at the rate provided for in the Credit Agreement. Principal and interest of this Note shall be payable at the time or times provided in Section 3 of the Credit Agreement.
                                 ---------

     This Amended and Restated Revolving Credit Note (this "Note") is the Revolving Credit Note referred to in, and is issued pursuant to, that certain Credit Agreement among the Borrowers, Cape Composites, Inc., Hardcore Composites Operations, LLC and the Bank dated as of May 11, 2001, as amended by that certain First Amendment to Credit Agreement dated as of February 13, 2003, that certain Second Amendment to Credit Agreement dated as of January 13, 2004, and that certain Third Amendment to Credit Agreement of even date herewith (as further amended or otherwise modified from time to time, the "Credit Agreement"), and is entitled to all of the benefits and security of the Credit Agreement. All of the terms, covenants and conditions of the Credit Agreement and all other instruments evidencing or securing the indebtedness hereunder are hereby made a part of this Note and are deemed incorporated herein in full. All capitalized terms used herein, unless otherwise specifically defined in this Note, shall have the meanings ascribed to them in the Credit Agreement.

     This Note is secured by the Collateral described in the Credit Agreement.

     Interest hereunder shall be computed on, the basis of actual days elapsed over the period of a 360-day year. Upon or after the occurrence and during the continuation of any Event of Default, the outstanding principal balance of this Note shall bear interest at a variable rate per annum equal to the Default Rate until the principal balance of this Note is paid in full.

     In no contingency or event whatsoever, whether by reason of advancement of the proceeds hereof or otherwise, shall the amount paid or agreed to be paid to the Bank for the use, forbearance or detention of money advanced hereunder exceed the highest lawful rate permissible under any law which a court of competent jurisdiction may deem applicable hereto.

     The Borrowers may prepay this Note, in whole or in part, at any time without premium or penalty.

     The termination of the Credit Agreement or the occurrence and continuance of an Event of Default shall entitle the Bank, at its option, to declare the then outstanding principal balance and accrued interest hereon to be, and the same shall thereupon become, immediately due and payable without notice to or demand upon the Borrowers, all of which the Borrowers hereby expressly waive.

     Time is of the essence of this Note. To the fullest extent permitted by applicable law, the Borrowers, for themselves and their successors and assigns, expressly waive presentment, demand, protest and notice of dishonor, and hereby consent to any extensions of time, renewals, release of any parties to or guarantors of this Note, waivers and any other modifications that may be granted or consented to by the Bank from time to time in respect of the time of payment or any other provision of this Note.

     Wherever possible each provision of this Note shall be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of this Note shall be prohibited or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity without invalidating the remainder of such provision or remaining provisions of this Note. No delay or failure on the part of the Bank in the exercise of any right or remedy hereunder shall operate as a waiver thereof, nor as an acquiescence in any default, nor shall any single or partial exercise by the Bank of any right or remedy preclude any other right, or remedy. The Bank, at its option, may enforce its rights against any collateral securing this Note without enforcing its rights against the Borrowers, any guarantor of the indebtedness evidenced hereby or any other property or indebtedness due or to become due to the Borrowers. The Borrowers agree that, without releasing or impairing the Borrowers' liability hereunder, the Bank may at any time release, surrender, substitute or exchange any collateral securing this Note and may at any time release any party primarily or secondarily liable for the indebtedness evidenced by this Note.

     This Note is a restated and amended version of that certain Revolving Credit Note dated as of May 11, 2001, executed by the Borrowers, Hardcore Composites Operations, LLC and Cape Composites, Inc. in favor of Bank in the original principal amount of $10,000,000.00, that certain Amended and Restated Revolving Credit Note dated as of February 13, 2003, executed by Borrowers and Cape Composites, Inc. in favor of Bank in the original principal amount of $5,000,000.00, that certain Amended and Restated Revolving Credit Note dated as of January 13, 2004, executed by Borrowers and Cape Composites, Inc. in favor of Bank in the original principal amount of $5,000,000.00, and that certain Amended and Restated Revolving Credit Note dated as of December 27, 2004, executed by Borrowers and Cape Composites, Inc. in favor of Bank in the original principal amount of $5,500,000.00, and shall not constitute a cancellation of the principal amount of such note evidenced thereby.

     This Note shall be governed by, and construed and enforced in accordance with, the internal laws of the State of Missouri.

     BORROWERS HEREBY WAIVE ANY RIGHT TO TRIAL BY JURY (WHICH BANK ALSO WAIVES) IN ANY ACTION, SUITE, PROCEEDING OR COUNTERCLAIM OF ANY KIND ARISING OUT OF OR RELATING TO THIS NOTE OR ANY OF THE LOAN DOCUMENTS, THE COLLATERAL, OR BANK'S CONDUCT IN RESPECT OF ANY OF THE FOREGOING.

     IN WITNESS WHEREOF, the Borrowers have caused this Note to be executed and delivered by their respective duly authorized representatives as of the date first above written.

                                  ZOLTEK COMPANIES, INC.

                                  By:  /s/ Zsolt Rumy
                                     -----------------------------------------
                                  Name: Zsolt Rumy
                                       ---------------------------------------
                                  Title: President
                                        --------------------------------------

                                  ZOLTEK CORPORATION

                                  By:   /s/ Zsolt Rumy
                                     -----------------------------------------
                                  Name: Zsolt Rumy
                                       ---------------------------------------
                                  Title: President
                                        --------------------------------------


                                  ZOLTEK PROPERTIES, INC.

                                  By:   /s/ Zsolt Rumy
                                     -----------------------------------------
                                  Name: Zsolt Rumy
                                       ---------------------------------------
                                  Title: President
                                        --------------------------------------


                                  ENGINEERING TECHNOLOGY CORPORATION

                                  By:   /s/ Zsolt Rumy
                                     -----------------------------------------
                                  Name: Zsolt Rumy
                                       ---------------------------------------
                                  Title: President
                                        --------------------------------------

                                                                   Exhibit 10.6

                     CONTINUING LIMITED GUARANTY AGREEMENT
                     -------------------------------------

                                   RECITALS
                                   --------

     A. Zoltek Companies, Inc., a Missouri corporation, Zoltek Corporation, a Missouri corporation, Engineering Technology Corporation, a Missouri corporation and Zoltek Properties, Inc., a Missouri corporation (collectively, "Borrower") is presently indebted or obligated to Southwest Bank of St. Louis ("Bank"), pursuant to that certain Standby Letter of Credit Application and Agreement for Southwest Bank dated December 14, 2006, by and between Bank and Borrower (the "Letter of Credit Reimbursement Agreement") relating to an irrevocable standby letter of credit to be issued by Bank for the account of Borrower and for the benefit of Travelers Casualty and Surety Company of America, for itself and on behalf of its parents, affiliates and subsidiaries in the original face amount of up to $40,000,000.00 (the "Letter of Credit"); and

     B. For the purpose of inducing Bank to issue the Letter of Credit pursuant to the Letter of Credit Reimbursement Agreement, the undersigned ("Guarantor") agrees to guarantee the prompt payment of the indebtedness and liabilities of Borrower to Bank under the Letter of Credit Reimbursement Agreement in accordance with the terms and conditions hereinafter set forth.

                                  WITNESSETH
                                  ----------

     NOW, THEREFORE, for value received, and in consideration of the financial accommodations given or to be given or continued to Borrower by Bank and/or of Bank's presently refraining from making demand on Borrower or otherwise pursuing Bank's legal remedies against Borrower, and for other good and valuable consideration to Guarantor moving, the receipt and sufficiency of which is hereby acknowledged:

     1. Guarantor hereby unconditionally guarantees to Bank the prompt payment when due, whether by acceleration or otherwise, and at all times thereafter, of any and all indebtedness and obligations of Borrower to Bank under the Letter of Credit Reimbursement Agreement, including extensions, renewals or refundings thereof (and extensions, renewals or refundings made after any release or termination hereof), whether such be direct or indirect, liquidated or unliquidated, absolute or contingent, single, joint, by the entirety or several, now existing or hereafter arising, due or to become due (hereinafter collectively referred to as "Liabilities" or, in the singular, "Liability"). "Liabilities" or a "Liability" shall also include reasonable expenses, including reasonable attorney's fees, incurred by Bank in the efforts to collect any Liability or to enforce the undertakings of Guarantor hereunder. Whenever any such Liabilities shall become due and remain unpaid, Guarantor will, on demand, make prompt payment of the amount due thereof; provided, that, notwithstanding any provision contained herein to the contrary, while the amount of the Liabilities that may be incurred by Borrower is not limited, the liability of Guarantor to Bank hereunder shall not exceed Ten Million Dollars ($10,000,000.00) plus the cost of enforcement of this Guaranty, including court costs and reasonable attorneys' fees.

     2. Guarantor shall be obligated to make payment in full to Bank in accordance with the terms and provisions hereof irrespective of the validity, regularity or enforceability of any instrument or writing evidencing such Liability or of the Liability itself, and if the Liability is secured, said obligation of Guarantor to make payment hereunder shall be made irrespective of the validity, perfection, regularity or enforceability of any instrument or writing evidencing such security or of the security itself and it shall not be necessary for Bank to resort to such security before enforcing Guarantor's liability hereunder. Demand may be made upon Guarantor for the enforcement of this Guaranty without the necessity of action at any time by Bank against Borrower or any collateral or to first accelerate the maturity of any Liabilities. Any action taken by Bank against Borrower, including foreclosure of any security held by Bank, shall in no event be considered a waiver or diminishment of any rights against Guarantor under this Guaranty and Bank shall, at its sole discretion, have the right at any time to discontinue any action or proceeding against Borrower and require full payment by Guarantor of the Liabilities together with attorneys' fees, cost of the proceedings and court costs. It is agreed that a compromise and settlement of any Liability shall, in no sense, compromise or settle Guarantor's liability hereunder. Bank may apply any collateral for the Liabilities in such order as it may elect and without any obligation to account to Guarantor or any of them for the manner or order of application.

     3. Guarantor does hereby waive presentment of any instrument, demand for payment, protest and notice of dishonor or nonpayment and, to the extent permitted by applicable law, Guarantor waives all rights arising out of any statute now existing or hereafter enacted with respect to guaranty or suretyship and which may otherwise require Bank at any time to take legal action against Borrower. Guarantor does hereby waive notice of the acceptance of this Guaranty and notice of any Liability contracted or incurred by Borrower.

     4. Bank may, from time to time, without the consent of or notice to Guarantor, change the manner, interest rate, place or terms of payment, and change or extend the time of payment of, refund, increase, decrease, renew or alter in any manner any Liability or security therefor, and may, from time to time, at its own discretion, without the consent of or notice to Guarantor, exchange, release, surrender, realize upon or otherwise deal with in any manner and in any order, any collateral pledged or mortgaged to secure any Liability, without in any way affecting Guarantor's obligation hereunder.

     5. The obligations of Guarantor hereunder shall apply to all Liabilities, including Liabilities arising on or prior to notice in writing from Guarantor that Guarantor will not be responsible for any further Liabilities or notice from Guarantor's personal representative that Guarantor has died or been adjudicated incompetent. Any such notice, to be effective, must be actually received by Bank. Notwithstanding the giving of such notice, the obligations of Guarantor shall continue in full force and effect as to all Liabilities then existing including those contingent, unliquidated or not yet accrued and to any Liabilities thereafter arising, to the extent that Bank may be bound by contract or otherwise to create or permit the creation of additional Liabilities including those which may or might have been contingent, unliquidated or not yet accrued Liabilities at the time such notice is given.

     6. Guarantor acknowledges and agrees that he has derived or will derive a financial advantage from each and every loan, advance, or other extension of credit and from each and every renewal, extension, modification, release of collateral, or other relinquishment of legal rights made or granted or to be granted by Bank to Borrower.

     7. This Guaranty shall be understood to be for the benefit of Bank or for such other person or persons as may from time to time become or be the holders of the Liabilities; and this Guaranty shall be transferable and negotiable without notice to Guarantor with the same force and effect and to the same extent as such Liabilities may be transferable.

     8. Guarantor agrees that Guarantor's liability hereunder is several and independent of any other guaranties at any time in effect with respect to all or any part of the Liabilities, and that Guarantor's liability hereunder may be enforced regardless of the existence of any such other guaranty agreements.

     9. This Guaranty shall be binding upon Guarantor and upon Guarantor's heirs, executors, personal representatives, administrators, legal representatives, successors and assigns and shall likewise be enforceable against any trusts created by Guarantor and shall inure to the benefit of Bank, its successors and assigns.

     10. This Guaranty shall not supersede any earlier guaranty of Guarantor in which Bank has an interest, nor shall any later guaranty of Guarantor in which Bank has an interest be construed to supersede this Guaranty. The effect of any earlier, later or other guaranty shall be cumulative with this Guaranty, whether or not the interests of Bank in such earlier, later or other guaranty derives from arrangements made directly with Guarantor or indirectly by way of Bank being a transferee of all or part of obligations of Borrower guaranteed by Guarantor.

     11. Guarantor agrees that this Guaranty, and all obligations hereunder shall remain in full force and effect at all times hereinafter during the term hereof, notwithstanding any action or undertakings by, or against, Bank, or concerning any collateral securing the Liabilities in any proceeding under any bankruptcy law; including without limitation, matters relating to valuation of collateral, election or imposition of secured or unsecured claim status upon claims by Bank, pursuant to the Bankruptcy Code, or Rules of Bankruptcy Procedure as may be applicable from time to time. Guarantor understands and agrees that in the event any payment made by or on behalf of Borrower respecting any Liability or any portion of any such payment shall at any time be repaid by the recipient in compliance with an order (whether or not final) by a court of competent jurisdiction pursuant to any provision of any bankruptcy law as now existing or hereafter amended or applicable state law, the Liabilities shall not be deemed to have been paid to the extent of the repayment so made, the obligations of Guarantor shall continue in full force and effect and such recipient, whether or not that be Bank, will continue to be entitled to the full benefits of this Guaranty notwithstanding any release, termination or return of this Guaranty. If acceleration of the time for payment of any amount payable by Borrower to Bank is stayed upon the insolvency, bankruptcy or reorganization of Borrower, all such amounts otherwise subject to acceleration under the terms of the Liabilities shall nonetheless be payable by Guarantor hereunder forthwith on demand by Bank.

     12. Bank shall have no obligation to inform Guarantor, and Guarantor agrees to assume all responsibility for keeping informed as to Borrower's financial condition, the possible non-payment and non-performance of the Liabilities, and all matters relating to any collateral for the Liabilities or for this Guaranty. At its option, Bank may, at any time, disclose information concerning Borrower or any collateral for the Liabilities or this Guaranty, but such disclosure shall not obligate Bank to provide the same information, now or in the future, to Guarantor or additional information of any kind to Guarantor.

     13. Guarantor hereby agrees that no payment by Guarantor of any Liability shall entitle Guarantor by subrogation, indemnification, contribution, reimbursement or otherwise to any payment by Borrower or by any other guarantor of any Liability or from or out of any property of Borrower or of any other guarantor of any Liability until all Liabilities have been paid in full.

     14. Guarantor agrees to provide upon request of Bank financial statements or such other information on Guarantor as Bank shall from time to time reasonably request. In addition to the foregoing, Guarantor agrees that while this Guaranty is in effect, Guarantor shall not permit, by any affirmative action of Guarantor, a material adverse change in the liquidity or net worth of Guarantor, nor shall Guarantor pledge or encumber in favor of any party other than Bank any material assets of Guarantor; provided, however, that that foregoing shall not apply to a pledge by the Guarantor of shares of Zoltek Companies, Inc. common stock owned by the Guarantor as collateral for a loan to Guarantor, the proceeds of which will loaned by Guarantor to the Borrowers.

     15. Notwithstanding anything to the contrary contained herein, and provided that no draws have occurred under the Letter of Credit, Bank acknowledges and agrees that this Guaranty shall be

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

released in full upon (i) the receipt by Bank of the documents required under the "Flood Insurance," "Survey" and "Appraisal" sections of that certain Commitment Letter dated as of December 14, 2006 and issued by Bank to Zoltek Corporation, provided that such documents are in form and substance reasonably satisfactory to Bank, and (ii) the recordation of a Deed of Trust and Security Agreement executed by Zoltek Properties, Inc. in favor of the Bank by which Zoltek Properties, Inc. has granted to the Bank a lien upon the real property owned by Zoltek Properties, Inc. and located at 1221 Fulwiler Road, Texas 79603, pursuant to which the Bank holds a second lien position in such real property, in form and substance reasonably satisfactory to the Bank, subject to matters of record; provided however, that Borrower shall use reasonable efforts to insure or otherwise provide reasonable protection to Bank against the mechanics lien recorded at Vol. 3143, page 732. In addition to the foregoing, this Guaranty shall be released in full in the event that the Bank, pursuant to Section 3(b) of that certain Third Amendment to Credit Agreement
            -----------
of even date herewith by and among the Borrower and the Bank, releases the Bank's lien and security interest in the real property of any Borrower.

     16. This Guaranty shall be governed by and construed in accordance with the laws of the State of Missouri without regard to conflict of laws principles.

     17. Any indebtedness of Borrower for borrowed money now or hereafter owed to Guarantor is hereby subordinated in right of payment to the payment of amounts owing under this Guaranty as hereinafter set forth, any evidence of such indebtedness shall be so marked with an appropriate legend and if a default in the payment of any amounts then due and payable under this Guaranty shall have occurred and be continuing, any such indebtedness of Borrower owed to Guarantor, if collected or received by Guarantor, shall be held in trust by Guarantor for Bank and be paid over to Bank for application in accordance with this Guaranty.

     18. GUARANTOR HEREBY IRREVOCABLY SUBMITS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT SITTING IN THE COUNTY OR CITY OF ST. LOUIS, MISSOURI OVER ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS GUARANTY, AND GUARANTOR HEREBY IRREVOCABLY AGREES THAT ALL CLAIMS IN RESPECT TO SUCH ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN SUCH STATE OR FEDERAL COURT. GUARANTOR HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT IT MAY EFFECTIVELY DO SO, THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH ACTION OR PROCEEDING. GUARANTOR AGREES THAT A FINAL JUDGMENT IN ANY SUCH ACTION OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW.

     19. The following notice is given pursuant to Section 432.047 of the Missouri Revised Statutes; nothing contained in such notice shall be deemed to limit or modify the terms of this Agreement. "ORAL AGREEMENTS OR COMMITMENTS TO LOAN MONEY, EXTEND CREDIT OR TO FOREBEAR FROM ENFORCING REPAYMENT OF A DEBT INCLUDING PROMISES TO EXTEND OR RENEW SUCH DEBT ARE NOT ENFORCEABLE REGARDLESS OF THE LEGAL THEORY UPON WHICH IT IS BASED, THAT IS IN ANY WAY RELATED TO THE CREDIT AGREEMENT. TO PROTECT YOU (GUARANTOR) AND US (CREDITOR) FROM MISUNDERSTANDING OR DISAPPOINTMENT, ANY AGREEMENTS WE REACH COVERING SUCH MATTERS ARE CONTAINED IN THIS WRITING, WHICH IS THE COMPLETE AND EXCLUSIVE STATEMENT OF THE AGREEMENT BETWEEN US, EXCEPT AS WE MAY LATER AGREE IN WRITING TO MODIFY IT."

     20. GUARANTOR HEREBY WAIVES ANY RIGHT TO TRIAL BY JURY (WHICH BANK ALSO WAIVES) IN ANY ACTION, SUIT, PROCEEDING OR COUNTERCLAIM OF ANY KIND ARISING OUT OF OR RELATING TO THIS GUARANTY, ANY LIABILITIES OR BANK'S CONDUCT IN RESPECT TO ANY OF THE FOREGOING.


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


     IN WITNESS WHEREOF, this instrument has been duly executed by Guarantor this 21st day of December, 2006.


                                  /s/ Zsolt Rumy
                                  ------------------------------
                                  Zsolt Rumy

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

                                                                  Exhibit 10.7


                           TERM LOAN PROMISSORY NOTE

$10,000,000.00                                             St. Louis, Missouri
                                                             December 21, 2006

         FOR VALUE RECEIVED, the undersigned, ZOLTEK COMPANIES, INC., a Missouri corporation ("Borrower"), hereby promises to pay to the order of ZSOLT RUMY ("Lender"), the principal sum of Ten Million Dollars ($10,000,000.00) on January 2, 2008. Borrower further promises to pay to the order of Lender interest on the from time to time outstanding principal balance of this Note prior to the maturity of this Note at a rate per annum equal to the rate per annum then being paid by Lender to an unaffiliated third party to obtain the funds necessary for Lender to make the loan to Borrower evidenced by this Note (as documented by Lender to the reasonable satisfaction of Borrower) (the "Cost of Funds Rate"), which interest rate shall fluctuate as and when the Cost of Funds Rate changes. Said interest shall be due and payable monthly in arrears on the last day of each month commencing January 31, 2007, and at the maturity of this Note, whether by reason of acceleration or otherwise. From and after the maturity of this Note, whether by reason of acceleration or otherwise, interest shall accrue on the from time to time outstanding principal balance of this Note at a rate per annum equal to Two Percent (2%) per annum over and above the Cost of Funds Rate, fluctuating as aforesaid, and be due and payable on the demand of Lender. All payments received by Lender under this Note shall be allocated among the principal, interest and collection costs and expenses due under this Note in such order and manner as Lender shall elect. The amount of interest accruing under this Note shall be computed on an actual day, 360-day year basis.

         Borrower shall make each payment of principal of, and interest on, this Note to Lender at 3101 McKelvey Road, St. Louis, Missouri 63044 or such other address as Lender may from time to time specify in writing.

         Whenever any payment of principal of, or interest on, this Note shall be due on a day which is not a business day, the date for payment thereof shall be extended to the next succeeding business day. If the date for any payment of principal is extended by operation of law or otherwise, interest thereon, at the then applicable rate, shall be payable for such extended time.

         Borrower shall have the right to prepay all at any time or any portion from time to time of the outstanding principal balance of this Note prior to maturity, provided that contemporaneously with each such prepayment Borrower shall pay to the order of Lender all accrued and unpaid interest on the principal portion of this Note being prepaid to and including the date of such prepayment.

         If any of the following events ("Events of Default") shall occur: (a) Borrower shall fail to make any payment of any principal of or interest on this Note as and when the same shall become due and payable, whether by reason of maturity, acceleration or otherwise, and any such failure shall remain unremedied for more than ten (10) business days after written notice thereof is given by Lender to Borrower; (b) Borrower shall (i) voluntarily commence any proceeding or file any petition seeking relief under Title 11 of the United States Code or any other Federal, state or foreign bankruptcy, insolvency, receivership, liquidation or similar law, (ii) consent to the institution of, or fail to contravene in a timely and appropriate manner, any such proceeding or the filing of any such petition, (iii) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator or similar official of itself or a substantial part of its property or assets, (iv) file an answer admitting the material allegations of a petition filed against itself in any such proceeding, (v) make a general assignment for the benefit of creditors, (vi) become unable, admit in writing its inability or fail generally to pay its debts as they become due or (vii) take any action for the purpose of effecting any of the foregoing; or (c) an involuntary proceeding shall be commenced or an involuntary petition shall be filed in a court of competent jurisdiction seeking (i) relief in respect of Borrower, or of a substantial part of the property or assets of Borrower, under Title 11 of the United States Code or any other Federal, state or foreign bankruptcy, insolvency, receivership, liquidation or similar law, (ii) the appointment of a receiver, trustee, custodian, sequestrator or similar official of Borrower or of a substantial part of the property or assets of Borrower or (iii) the winding up or liquidation of Borrower; and any such proceeding or petition shall continue undismissed for thirty (30) consecutive days or an order or decree approving or ordering any of the foregoing shall continue unstayed and in effect for thirty (30) consecutive days; then, and in each such event (other than an event described in clauses (b) or (c) above), Lender may, at its option, declare the entire outstanding principal balance of this Note and all accrued and unpaid interest thereon to be immediately due and payable, whereupon all of such outstanding principal balance and accrued and unpaid interest shall become and be immediately due and payable, without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by Borrower, and Lender may exercise any and all other rights and remedies which it may have at law or in equity; provided, however, that upon the occurrence of any event described in clauses (b) or (c) above, the entire outstanding principal balance of this Note and all accrued and unpaid interest thereon shall automatically become immediately due and payable, without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by Borrower, and Lender may exercise any and all other rights and remedies which it may have at law or in equity.

         In the event that any payment of any principal or interest due under or in respect of this Note is not paid when due, whether by reason of maturity, acceleration or otherwise, and this Note is placed in the hands of an attorney or attorneys for collection, or if this Note is placed in the hands of an attorney or attorneys for representation of Lender in connection with bankruptcy or insolvency proceedings relating to or affecting this Note, Borrower hereby promise to pay to the order of Lender, in addition to all other amounts otherwise due on, under or in respect of this Note, the reasonable costs and expenses of such collection, foreclosure and representation, including, without limitation, reasonable attorneys' fees and expenses (whether or not litigation shall be commenced in aid thereof). All parties hereto severally waive presentment for payment, demand for payment, notice of dishonor, protest and notice of protest.

         This notice is provided pursuant to Section 432.047, R.S.Mo. As used herein, "borrower" means Borrower, "creditor" means Lender and each of "the credit agreement" and "this writing" means this Note. ORAL AGREEMENTS OR COMMITMENTS TO LOAN MONEY, EXTEND CREDIT OR TO FORBEAR FROM ENFORCING REPAYMENT OF A DEBT INCLUDING PROMISES TO EXTEND OR RENEW SUCH DEBT ARE NOT ENFORCEABLE, REGARDLESS OF THE LEGAL THEORY UPON WHICH IT IS BASED THAT IS IN ANY WAY RELATED TO THE CREDIT AGREEMENT. TO PROTECT YOU (BORROWER(S)) AND US (CREDITOR) FROM MISUNDERSTANDING OR DISAPPOINTMENT, ANY AGREEMENTS WE REACH COVERING SUCH MATTERS ARE CONTAINED IN THIS WRITING, WHICH IS

                                    - 2 -


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

THE COMPLETE AND EXCLUSIVE STATEMENT OF THE AGREEMENT BETWEEN US, EXCEPT AS WE MAY LATER AGREE IN WRITING TO MODIFY IT.

         This Note shall be governed by and construed in accordance with the substantive laws of the State of Missouri (without reference to conflict of law principles).

                                           ZOLTEK COMPANIES, INC.


                                           By /s/ Kevin Schott
                                           Name: Kevin Schott
                                           Title: Chief Financial Officer



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